As filed with the Securities and Exchange Commission on September 3, 2003
Registration No. 333-104620

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BILLY DEAD, INC.

(Name of Small Business Issuer in its charter)

Delaware	**7812**	**55-0799176**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Charles F. Ryan III
Chief Executive Officer
2312 Lorenzo Dr.
Los Angeles, California 90068
323-962-9873
(Address and telephone number of principal executive offices)

2312 Lorenzo Dr.
Los Angeles, California 90068
323-962-9873
(Address of Principal Place of Business or Intended Place of Business)

Copies to:

Denis T. Rice, Esq.
Howard, Rice, Nemerovski, Canady,
Falk & Rabkin, A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111
(415) 434-1600

Adam Eilenberg, Esq.
Wesley Paul, Esq.
Ehrenreich Eilenberg & Krause LLP
11 E. 44th St., 17th Floor
New York, NY, 10017
(212) 986-9700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Series A preferred stock, par value $0.001 per share	$7,875,000	$637.08
Underwriter's Warrants	$54	— (1)
Series A preferred stock, par value $0.001 per share (2)	$519,750	$42.06
TOTAL	$8,394,750	$679.14

(1) No fee is required pursuant to Rule 457(g) of the Securities Act.

(2) Consist of 54,000 shares issuable upon the exercise of the Underwriter's Warrants: 18,000 Underwriter's Warrants at an exercise price of $9.19; 18,000 Underwriter's Warrants at an exercise price of $9.63; and 18,000 Underwriter's Warrants at an exercise price of $10.06. Fee calculated pursuant to Rule 457(g)(1) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated September 3, 2003

INITIAL PUBLIC OFFERING PROSPECTUS

BILLY DEAD INC

900,000 Shares of Series A Preferred Stock
at an Offering Price of $8.75 per share

54,000 Underwriter's Warrants
to purchase Series A Preferred Stock

54,000 Shares of Series A Preferred Stock
issuable upon exercise of Underwriter's Warrants

We intend to seek quotations for our Series A preferred stock on the OTC Bulletin Board.

____

Investing in our Series A preferred stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss. ***See "Risk Factors" beginning on page 5.***

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offering will end 90 days from the date of this prospectus, which may be extended an additional 90 days. In order to purchase these securities you must maintain a brokerage account with the underwriter, Civilian Capital, Inc., which requires a minimum initial deposit of $1000. If you maintain a Civilian Capital brokerage account and wish to participate in this offering you will be required to explicitly authorize Computer Clearing Services, Civilian Capital's clearing broker, to electronically transmit any requested investment amount from your Civilian Capital brokerage account into an escrow account with Bank of the West until the offering is completed. If all the shares are sold within the offering period, the proceeds of the offering will be released to us at closing. If all the shares are not sold within the offering period, the escrowed funds will be promptly returned to subscribers with interest and without deduction.

	Per Share	Total
Public offering price	$8.75	$7,875,000
Underwriting commissions (1)	$ .61	$549,000
Proceeds to us	$8.14	$7,326,000

(1) These securities are being offered exclusively to customers of the underwriter, Civilian Capital, Inc., who will sell our shares of Series A preferred stock on a best efforts, all-or-none basis and will receive a commission of 7% with respect to those sales. The underwriter will also receive warrants to purchase 54,000 shares of our Series A Preferred stock. 1/3 of these shares will be issued at an exercise price of $9.19; 1/3 will be issued at an exercise price of $9.63; and 1/3 will be issued at an exercise price of $10.06. In addition, customers of Civilian Capital will be charged a

ation in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and
mmission is effective. This preliminary prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or

clearing fee when the offering closes and shares are allocated to customers. As of the date of this prospectus this flat fee was $19.95, regardless of the share amount.

CIVILIAN capital inc.

The date of this prospectus is _____

[Inside Cover of Prospectus]

Table of Contents

_____

Until _____, 2003, 90 days after the date of this
prospectus, all dealers that buy, sell or trade in our
securities, whether or not participating in this
offering, may be required to deliver a prospectus.
This requirement is in addition to the dealers'
obligation to deliver a prospectus when acting as
an underwriter with respect to its unsold allotment
or subscription.

Summary

This summary highlights information contained elsewhere in this prospectus. To fully understand this offering you should read the entire prospectus carefully, including the risk factors and the financial statements.

We are a development stage Delaware corporation formed on September 24, 2002 for a single purpose: to develop, produce and market a feature-length motion picture tentatively titled "Billy Dead", which we refer to in this prospectus as the "Film". Our primary asset will be the copyright of the Film, which is based upon a novel by Lisa Reardon published in 1998 and described by "Daily Variety" magazine as a "murder mystery that portrays a troubled, working-class Michigan family and the long pent-up secrets of violence and incest that emerge in the aftermath of a brother's death." We plan to utilize the funds from this offering to produce the Film and to finance our general corporate expenses. Our revenues will be generated through commercial licensing of the Film's distribution rights.

Keith Gordon has agreed to direct the Film. Mr. Gordon is an internationally recognized director whose previous movies include "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. The current draft of the screenplay for "Billy Dead" was written by Mr. Gordon, based on the novel.

Ethan Hawke was instrumental in the development of the Film, is acting as an Executive Producer on the Film, and has expressed in writing an interest in playing the lead role in the Film. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca", and was nominated for an Academy Award™ in 2001 for his performance in "Training Day".

Julie Lynn has agreed to produce the Film. Ms. Lynn, an officer and director of Billy Dead, Inc., previously worked as an associate producer on the films "Still Breathing", "Kill the Man" and "Twin Falls Idaho"; and co-produced the Emmy Award winning HBO film "Wit" and the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit", which was released in July 2003.

Erwin Stoff has worked with Mr. Hawke as an Executive Producer for the Film. Mr. Stoff's previous films as an Executive Producer include "The Matrix" and "Austin Powers — The Spy Who Shagged Me".

We will manage the Film through four production phases including development, pre-production, principal photography and post-production. After we produce the Film we intend to license the distribution rights for the world-wide exhibition of the Film to an established distribution company. We expect the Film to generate revenues from multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television.

Once we believe that we have maximized the Film's distribution revenues, we intend to sell all rights to the Film, dissolve Billy Dead, Inc. and distribute our remaining assets to our stockholders in the form of cash.

Upon the completion of this offering the Series A preferred stockholders will have contributed substantially all of the money we intend to use to produce the Film and operate Billy Dead, Inc., compared to a nominal cash contribution by our founders. See "Description of Securities". Therefore, the Series A preferred stock will have the right to receive $8.75 per share before any distributions are made to our common stockholders. Additionally, after the preferred stockholders have received their preference of $8.75 per share, 80% of any remaining net assets will be distributed to the Series A preferred stockholders and 20% will be distributed to the common stockholders. See "Management's Plan of Operation – Distribution to Stockholders".

It is customary in the motion picture industry to pay certain personnel a portion of their compensation contingent upon the financial performance of the Film. In our case this contingent compensation will equal 37.5% of the cash available to Billy Dead, Inc. after reserving for the Series A liquidation preference of $8.75 per share on behalf of our preferred stockholders. See "The Company – Industry Compensation Arrangements".

It is also customary in the motion picture industry to obtain a completion bond as a protection for investors. We intend to obtain this specialized form of insurance, which provides that, if the Film cannot be completed on budget, the issuer of the bond will pay the additional amount needed to complete the Film or reimburse us for the money already spent on production of the Film.   See "The Company – The Completion Bond".

The Series A preferred stock to be issued in this offering will have limited voting rights, with each share effectively having one-half vote compared to one vote for each share of common stock outstanding. As a result, our founders, management and board, who hold all of the outstanding shares of common stock, will have effective control of a majority of the voting stock of Billy Dead, Inc.

Corporate Information

We are a development stage Delaware corporation. We incorporated on September 24, 2002, and our principal offices are located at 2312 Lorenzo Dr., Los Angeles, California 90068. Our phone number is 323-962-9873 and our web site is www.billydeadthemovie.com. The information contained on our web site is not part of this prospectus.

The Offering

Series A preferred stock offered:	900,000 shares
Offering price:	$8.75
Series A preferred stock to be outstanding after this offering:	900,000 shares
Use of proceeds:	Production funds and general corporate overhead.
We intend to seek quotations for our Series A preferred stock on:	The OTC Bulletin Board

The above information, and unless otherwise indicated, all information in this prospectus is based on the following information as of September 3, 2003:

- assumes the sale of all of the shares of Series A preferred stock offered by this prospectus; and

- assumes no exercise by the underwriters of their warrants to purchase an additional 54,000 shares of Series A preferred stock.

The underwriter is conducting this offering on a best-efforts, all-or-none basis and has made no commitment to purchase all or any part of the shares being sold in this offering. This offering will end 90 days from the date of this prospectus, which may be extended an additional 90 days. In order to purchase these securities you must maintain a brokerage account with the underwriter, Civilian Capital, Inc., which requires a minimum initial deposit of $1000. If you maintain a Civilian Capital brokerage account and wish to participate in this offering you will be required to explicitly authorize Computer Clearing Services, Civilian Capital's clearing broker, to electronically transmit any requested investment amount from your Civilian Capital brokerage account into an escrow account with Bank of the West until the offering is completed. If all the shares are sold within the offering period, the proceeds of the offering will be released to us at closing. If all the shares are not sold within the offering period, the escrowed funds will be promptly returned to subscribers with interest and without deduction. See "Underwriting".

Summary Financial and Operating Data

We were formed solely for the purpose of producing a feature-length motion picture tentatively titled "Billy Dead". Our activities to date have consisted primarily of organizational activities, such as selling stock to our founders, establishing a line of credit, and preparing for this offering, through which we intend to raise the majority of our operational capital. If this offering is not successful most of our obligations will revert to other parties and Billy Dead, Inc. will dissolve.

The following is a summary of our operating data as of December 31, 2002 and June 30, 2003 and should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus:

Statement of Operations	As of June 30, 2003 (unaudited)	As of December 31, 2002 (audited)
Revenues……..	—	—
Operating Expenses		
General and Administrative……	$42,745	$10,418
Total Operating Expenses……	$42,745	$10,418
Operating Loss……	($42,745)	($10,418)
Other Income……	—	—
Other Expenses……	($1,058)	—
Net Loss ……	($43,803)	($10,418)
Basic and Diluted loss per share……	($0.049)	($0.025)
Weighted Average Number of shares outstanding……	900,000	423,273
Balance Sheet		
Assets		
Current Assets		
Cash……	$4,104	$25,000
Due From Stockholders……	—	$900
Total Current Assets……	$4,104	$25,900
Other Assets		
Film Costs……	$19,485	$4,485
Deferred Offering Costs……	$68,285	$13,978
Total Other Assets……	$87,770	$18,463
Total Assets……	$91,874	$44,363
Liabilities		
Current Liabilities		
Line of Credit……	$50,000	$25,000
Accounts Payable and Accrued Expenses……	$51,592	$8,815
Accounts Payable – Related Party……	$43,603	$20,066
Total Current Liabilities……	$145,195	$53,881
Total Liabilities……	$145,195	$53,881
Stockholders' Deficit		
Preferred Stock $0.001 par value, 954,000 shares authorized, none issued and outstanding.		
Liquidation preference: up to $8.75 per share, then 4:1 preference to common	—	—

Risk Factors

In addition to information found later in this prospectus, you should carefully consider the risks described below before deciding whether to invest in our Series A preferred stock. If any of the following risks occur, our business, financial condition or results of operations could be adversely affected, the trading price of our Series A preferred stock could decline, and you may lose all or part of your investment.

Risks Related to our Business

Investment in our Series A preferred stock involves a high degree of risk because we are operating with a stockholders' equity deficit and have had operating losses since inception.

We are a development stage company formed in September 2002 with the single purpose of producing the Film. Our financial statements have been prepared assuming that we will continue as a going concern. We will only be able to produce the Film, and therefore will only have the opportunity to generate any revenues, if we raise substantially all of our operating capital through this offering – which means we must sell all 900,000 shares over a maximum period of 180 days. Since there is no certainty that we will raise these funds, there is substantial doubt about our ability to continue as a going concern.

Certain of our agreements, such as the underwriting agreement to be executed by us upon the effectiveness of this Registration Statement, contain provisions stating that our obligations concerning initial operating expenses and fund raising costs will transfer to other parties, primarily parties related to the underwriter, if the offering is not successful. As a result, many of our current and anticipated obligations are contingent upon the successful completion of the offering, and if the offering is not successful minimal obligations will remain with Billy Dead, Inc. In this event, we intend to settle these minimal obligations and dissolve.

Until the completion of this offering most of our operations have been financed by (1) Civilian Pictures, the parent company of the underwriter; (2) and a line of credit that we established for $50,000 which was co-signed by the Chief Executive Officer of the underwriter.

As of June 30th, 2003, we had a stockholders' equity deficit of $53,321 and a working capital deficiency of $141,091. We have also sustained a loss of $54,221 from September 24, 2002 (inception) to June 30th, 2003. We anticipate continuing to incur losses during the period prior to completion of our motion picture. Additionally, there can be no assurance that we will ever operate profitably, even if this offering is successful. Investors should not purchase shares in this offering unless they can afford to lose their entire investment.

Because we are a newly formed company, there is no corporate operating history on which to evaluate our potential for success.

Prior to Billy Dead, Inc.'s recent formation we had no corporate history from which to evaluate our operating performance or potential for success.

Additionally, we face many risks inherent in a start-up business, including difficulties and delays frequently encountered in connection with the commencement of operations, operational difficulties and our potential underestimation of initial and ongoing costs.

Because our founders have contributed an insignificant amount of capital toward Billy Dead, Inc., investors in our Series A preferred stock will bear substantially all risk of cash loss if the Film is unsuccessful.

Our founders, who are making the Film and managing the affairs of Billy Dead, Inc., have spent a nominal amount of cash toward our development. This means that, if the Film is unsuccessful and we are therefore unable to generate revenues, investors in our Series A preferred stock will bear the entire economic risk.

Because we will spend significant funds with no ability to predict whether the Film will be successful, our Series A preferred stockholders will encounter substantial financial risk.

Producing the Film requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It is impossible to predict the success of any film before its production starts. The ability of the Film to generate revenues will depend upon a variety of unpredictable factors, including:

- public taste, which is always subject to change;

- the quantity and popularity of other films and leisure activities available to audiences upon the Film's release;

- the competition for exhibition at movie theatres, through video retailers, on cable television and through other forms of distribution; and

- the fact that not all films are distributed in all media.

For any of these reasons, the Film may be commercially unsuccessful and our business may suffer. See "The Motion Picture Industry".

Because certain of our corporate actions do not require approval from a majority of the Series A preferred stockholders, our management will have effective control over certain matters requiring stockholder approval.

Our certificate of incorporation provides that some corporate actions (including amendments to the certificate of incorporation, additional offerings of shares in Billy Dead, Inc., certain affiliated transactions or our decision to produce any additional films) require approval from a majority of the Series A preferred shares. However, certain other matters (such as the election of our directors, our entering into a distribution agreement for the Film, or the dissolution of Billy Dead, Inc.) do not require approval of any such majority of the Series A preferred shares. This means if our management, members of our board and affiliates, who will exercise effective control over 66.7% of the voting stock of Billy Dead, Inc., act together they will effectively control these matters. See "Principal Stockholders" and "Description of Securities."

Because we will only produce a single film, we will have no other way to generate revenue if the Film is unsuccessful.

Most companies that finance movies, particularly major studios such as the Walt Disney Studios and Universal Pictures, diversify their risk by producing groups of films. This diversification reduces the impact of a single movie's commercial success or failure. Our success, however, will depend entirely upon a single movie. If the Film is commercially unsuccessful, we will have no alternate sources of revenue. See "Management's Plan of Operation".

Because much of our competition is better capitalized, we may be at a disadvantage in acquiring personnel, negotiating distribution and attracting the public's attention.

The movie industry is a highly competitive business. We will compete with both major production studios and smaller independent producers for personnel, exhibition outlets and the public's interest. Most of these companies have greater financial and personnel resources than ours. In particular, theaters are more likely to exhibit feature films with substantial studio marketing budgets. Even if we are able to complete the Film and obtain distribution, it is unclear how much will be spent on marketing to promote the Film by our distributors. See "The Motion Picture Industry".

Because our success depends on several key persons, their loss could harm our ability to complete the Film or attract an audience.

We are highly dependent upon the experience, ability and continued services of director Keith Gordon and producer Julie Lynn, with whom we have employment contracts to direct and produce the Film. The loss of the services of either Mr. Gordon or Ms. Lynn could harm our business. Ethan Hawke, who is an Executive Producer on the Film, has also provided us with a written expression of interest in playing the lead role in the Film. If we are unable to reach a final agreement with Mr. Hawke to perform in the Film, the Film's marketing appeal could be greatly diminished.

We will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although we expect to find high quality candidates to fill these positions, they may be unwilling to work for us under acceptable terms. This could delay production or reduce the quality of the Film, which would impair our revenues. Also, many of these positions could require us to hire members of unions or guilds. As a result, our ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Film and significantly increase costs.

We may elect to forego the purchase of key man life insurance, which would mean that the loss of any key persons may cause unexpected financial losses.

We intend to obtain insurance policies standard in a motion picture production, including general liability insurance, a completion bond and other production related insurance. However, we may elect to forego the purchase of key man life insurance. This decision will be made by our management after their review of other insurance policies we obtain for Billy Dead, Inc. or the film production. If we do not obtain key man life insurance, then certain losses relating to any of our key personnel may not be covered. There is no way to know as of the date of this prospectus how comprehensive our coverage may be or how such a loss might impact the success of Billy Dead, Inc.

Because there may be a substantial delay between the completion of this offering and the production of the Film, our expenses may be increased and it may take us longer to generate revenues.

We have no way to predict when we will begin production of the Film. Movie producers are often involved in several projects at the same time and Ms. Lynn is currently seeking financing for additional projects. Mr. Gordon is an active film director who is often presented with opportunities to direct movies other than the Film. In addition, independent contractors needed to produce the Film, such as Mr. Hawke, often have commitments to more than one movie project.

Mr. Gordon, Ms. Lynn, Mr. Hawke or any other actor playing a leading role will need to complete, delay or abandon such potential obligations before production on the Film begins. While we intend to begin production of the Film as soon as practical after the closing of this offering, we have no way of predicting when the closing will occur. Therefore we have no way to predict the availability of our principal cast and creative staff.

In addition, other considerations such as the location we choose to utilize, the weather conditions when the offering is completed and the fact that we will need to cast younger actors resembling our lead actors (which may be time consuming), mean that the timing of the commencement of our principal phtography phase is difficult to predict. See "The Company — Production of the Film".

Prior to entering into production of the Film, we may make temporary investments in interest-bearing accounts, certificates of deposits, United States Government obligations or money market accounts. See "Use of Proceeds". Nevertheless, any delay in the start of production would also delay the completion of production, and we cannot generate revenues until the Film has been completed. General overhead and administrative costs will be incurred by Billy Dead, Inc. during this period, which means such a delay would also increase our expenses and reduce your potential return.

Because we may decide to replace key members of our production team if they are unable to perform their duties within our schedule, the marketing appeal of our Film may be reduced.

As is customary in the movie business, the agreements we enter into during pre-production, including our current agreements with Mr. Gordon, Ms. Lynn, and the written expression of interest we have received from Mr. Hawke, are contingent upon our ability to accommodate their availability. While we do not anticipate that Mr. Gordon, Ms. Lynn or Mr. Hawke (if we reach a final agreement with him) will be unavailable to work on the Film, the substantial delay between the execution of our current agreements and the completion of this offering creates a degree of uncertainty. In the event that we are unable to accommodate the schedules of any of our key participants, we may decide to produce the Film with replacements who we deem suitable. However, such replacements may reduce our marketing appeal, impact our Film's performance at the box office and adversely affect our revenues.

If we are unable to obtain a completion bond we would be unable to produce the Film but will have incurred expenses, and would therefore be unable to return the entire amount of your investment.

Our certificate of incorporation requires us to obtain a completion bond from a completion bond company before we begin production of the Film. A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if we require additional funds to complete the Film by the delivery date, the completion bond company will either disburse these funds or cause us to abandon production and repay our expenditures toward the production of the Film. See "The Company — Production of the Film".

We do not currently have an agreement in place with a completion bond company but believe that we can obtain a completion bond for an estimated cost of $140,000. However, if we are unable to obtain a completion bond on acceptable terms, we cannot begin production. This would force us to dissolve and return our remaining assets to stockholders. In this event, because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with both this offering, general corporate overhead and startup costs and with the attempt to obtain a completion bond, we would be unable to return to stockholders the entire amount of their initial investment. See "Management's Plan of Operation".

Because the terms of a standard completion bond state that the bond company may take control of our production if we do not produce the Film on schedule and within budget, the artistic integrity and commercial viability of the Film may be reduced.

Our failure to complete the Film on schedule or within budget could result in the completion bond company taking over production on behalf of the investors. If a completion bond company takes over production, it has the right to replace members of our production team, including Mr. Gordon and Ms. Lynn. The loss of Mr.

Gordon or Ms. Lynn may reduce the quality of the finished film, limit our ability to promote the Film, or force us to make changes in our management, all of which may harm our business. See "The Company — Production of the Film".

If we do not complete the Film on schedule or within budget, our ability to generate revenue may be diminished or delayed.

Our success depends on our ability to complete the Film on schedule and within budget. Our production schedule and budget estimates for the Film have been prepared by an independent third party consultant, and we believe they are reasonable. In addition, our schedule and budget must be reviewed and approved by a completion bond company before we can obtain a completion bond. Nevertheless, our ability to adhere to our schedule and budget face many uncertainties, including but not limited to:

- whether we can attract suitable production and creative staff within our budget;

- the timing of the availability of our principal cast members;

- the continued health of our director, producer, actors and other key personnel;

- our ability to cast younger actors resembling our lead actors for certain flashback scenes;

- delays caused by unpredictable weather;

- the availability and affordability of desirable locations; and

- our ability to secure appropriate facilities for post-production work in a timely fashion.

Therefore, we cannot be certain that production of the Film will occur on schedule or within budget. If we are forced to exceed our production budget due to unforeseen problems, we may be required to raise additional capital in the form of short-term debt to complete the picture. We would be required to pay this debt obligation, including any accrued interest, prior to generating proceeds to Billy Dead, Inc.'s stockholders.

Additionally, if we do not complete the Film on schedule its distribution will be delayed and it will increase the time before we begin to generate revenues. During this period Billy Dead, Inc. will continue to incur overhead costs, which may reduce the ultimate financial return to stockholders. See "The Company — Production of the Film — Budget Contingencies" and "The Motion Picture Industry — Motion Picture Distribution".

If our production goes over budget we may be unable to raise additional capital.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain approval from our Series A preferred stockholders to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution.   See "The Company" and "Description of Securities".

If we are unable to find an acceptable offer to purchase our assets upon dissolution, we may be forced to continue to operate and any additional operating expenses would reduce returns to our stockholders.

When we determine that we have licensed or otherwise commercialized the majority of the Film's rights, we intend to sell our remaining assets, distribute the proceeds to our stockholders and dissolve Billy Dead, Inc. Liquidation of our assets will consist of selling any residual rights we have retained to license the Film for exhibition or otherwise assign our copyrights and trademarks.

We cannot be certain of finding a suitable buyer for these assets before we incur losses. If we are unable to find a suitable buyer in a timely manner, we will be forced to sell our assets for less than their present value or wait until we find a more attractive offer. If we choose to wait, we will incur expenses in the meantime, reducing the amount we can distribute to stockholders. See "Management's Plan of Operation".

Because Delaware law provides that dissolving companies retain certain financial obligations, our stockholders may be liable for future claims.

If we decide to dissolve Billy Dead, Inc. we will notify all current and former employees, contractors and creditors and give them a reasonable period of time to alert us of any remaining obligations. We will then pay all of our known obligations and set aside a contingency for future claims that we believe are reasonably likely to arise within three years of dissolution. Typically a dissolving company will set aside what the directors believe is a reasonable reserve to pay taxes.

By setting aside a reasonable reserve to pay taxes, and by giving potential claimants reasonable notice of our intention to dissolve (and by paying any resulting claims) we do not anticipate having any additional obligations, pending claims, or future claims reasonably likely to arise within three years of dissolution.

However, there is no guarantee that unanticipated claims will not be brought against us after we dissolve. Under Delaware law, Billy Dead, Inc. will "continue" in existence for three years after dissolution, and any claims by potential creditors must be brought during that time. If the amounts we have set aside are insufficient to satisfy those claims and if a claimant has properly asserted a claim in a timely manner during the limited period following dissolution, then under the Delaware General Corporation Law each of our stockholders will be liable for the lesser of: his or her proportionate share of the claims; or up to the total amount of any distributions we have made to the individual stockholder.

Because it will be difficult to project the Film's future revenues, our results of operations may vary substantially from quarter to quarter.

In accordance with U.S. generally accepted accounting principles (GAAP) for the motion picture industry, we intend to amortize our production costs based on current estimates of the total revenues we expect to receive from the Film. We are required to regularly review these estimates and revise them when necessary. As a result, our results of operations may vary from quarter to quarter based on our revisions in estimates caused by changes in economic conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in our revenue estimates would potentially require a change in the amortization rate of film costs resulting in reduced or negative quarterly earnings. See "Management's Plan of Operation".

Because the Film contains mature themes, it may be subject to ratings restrictions and censorship which would reduce our ability to commercialize the Film.

Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon the Film ultimately receiving a rating classification from the Motion Picture Association of America, or MPAA, that is no more restrictive than R.

We intend to produce the Film in such a manner that it will ultimately receive an R rating. However, the Film contains mature themes, and it is difficult to predict how the MPAA will ultimately classify the Film. If the Film is unable to obtain a rating less restrictive than NC-17 then marketing and advertising support from a distributor may be reduced, resulting in fewer distribution venues and thus a smaller audience.

In addition, censors in certain foreign jurisdictions might find elements of the Film to be objectionable. We may be forced to make revisions before exhibiting the Film in these jurisdictions, further adding to our expenses. The release of the Film in certain jurisdictions may be denied regardless of revisions. These occurrences would reduce our international revenues. See "The Motion Picture Industry — Motion Picture Distribution".

Risks Related to this Offering

Because our management may face numerous potential conflicts of interest, the protection of your interests may be compromised.

It is common in the film business to produce motion pictures through single purpose companies. See "The Motion Picture Industry". However, this strategy creates numerous inherent conflicts of interest. For instance, our officers do not intend to work full time for Billy Dead, Inc. and will continue to work on other film and television productions. This means that management will likely encounter certain conflicting demands on their time. In addition, management's duties with Billy Dead, Inc. will require that they contract with distributors, cast members and others that they may have had arrangements with in the past and will likely have arrangements with in the future. While it is management's duty to represent and uphold the interests of Billy Dead, Inc., and they have every intention of doing so, management may nonetheless encounter situations where it would be in their best interest for future endeavors, not affiliated with Billy Dead, Inc., to provide more favorable terms to other persons or entities in order to maintain or enhance future working relationships. See "Conflicts of Interest" and "Certain Transactions".

Because Civilian Capital is a new underwriter and this is its first offering, the market for our securities may be impacted.

Civilian Capital was formed in April 2000 and became a member of the NASD in October 2000. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not acted as an underwriter in any other public offering. This lack of operating history may have an adverse effect on this offering and the after-market trading of our securities.

Because Civilian Capital played a role in our formation, the quality of their "due diligence" may have been reduced.

Civilian Capital has played a larger role in Billy Dead, Inc.'s formation and in the development of this offering than an underwriter would traditionally. Civilian Capital's activities in connection with both our formation and with this offering have included helping to locate our officers and board of directors, our legal counsel for securities and general corporate matters, and our independent auditors. Despite the fact that the underwriter pursued due diligence procedures standard in a public offering, the role Civilian Capital played in setting up Billy Dead, Inc. may have diminished their objectivity and reduced the quality of this due diligence. See "Conflicts of Interest".

Because our Series A preferred stock has no fixed dividend or redemption rights, you may never receive your liquidation preference.

Very often, stock known as "preferred stock" is entitled to fixed dividends and does not have voting rights. Our Series A preferred stock, however, provides for voting rights but no fixed dividends. Under Delaware corporate law our Series A stock is deemed to be a 'preferred' stock because it is superior in right to payment of dividends and liquidation proceeds to the common stock. Because there is no obligation for us to pay fixed dividends or otherwise declare dividends, purchasers of our Series A preferred stock have no assurance that they will receive dividends. If we do not achieve profits sufficient to return capital to our stockholders you may never receive your preference, either through liquidation or any dividends our board of directors may elect to declare.

Because it is impossible to predict the value of our assets if we dissolve, we may have insufficient assets for our stockholders to recover their investment.

Once we have reserved $8.75 per share on behalf of the Series A preferred stockholders and distributed 37.5% of our remaining "adjusted cash balances" as contingent compensation, we intend to reserve 80% of any remaining holdings on behalf of the Class A preferred stockholders and 20% on behalf of the common stockholders.

If we dissolve, our assets available for distribution will be based primarily upon the commercial success of the Film. In addition, the assets available for distribution to stockholders will also be affected by:

- the price we obtain for the Film's residual rights;

- any unanticipated liabilities or expenses that arise in connection with the production of the Film;

- any reimbursements we may receive from a completion bond company; and

- any impact from corporate taxation.

All of these factors involve amounts that are impossible to predict. Therefore, you cannot be certain that any assets will remain after we dissolve or that our distribution of these assets will allow you to recover your full investment.

Because we may encounter difficulties or delays in selling this offering, your investment may be held in escrow for up to six months.
Civilian Capital is conducting this offering on a best-efforts, all-or-none basis. This means Civilian Capital has made no commitment to purchase any of our Series A preferred stock, and unless the underwriter is able to sell the entire offering amount within six months of its being declared effective by the SEC, this offering will be canceled and no shares will be issued nor any underwriting fees or commissions paid.

We may encounter difficulty selling the offering for a variety of reasons, including the lack of experience of our underwriter, the fact that our underwriter does not employ a retail sales force, and the fact that this offering will be marketed largely over the Internet, without an extensive traditional "road show" to meet potential investors.

If you request shares in this offering your investment will be moved into an escrow account shortly after the offering becomes effective. You will be unable to cancel your subscription after this point and your money will be held in escrow until we either sell the entire offering and issue you stock in Billy Dead, Inc., or we decide to cancel the offering and return your money, with interest and without deduction. This period of escrow may be up to six months after the offering becomes effective. See "Underwriting".

Because our preferred stock is not listed or quoted at the present time, you have no way of knowing if an active trading market will develop.
Billy Dead, Inc. does not meet the standards for listing on the Nasdaq National Market or SmallCap Market exchanges. We will therefore seek to have our Series A preferred stock quoted on the OTC Bulletin Board, commonly known as the OTCBB. However, inclusion on the OTCBB, if granted, does not guarantee that an active and liquid trading market will develop.

If you attempt to trade shares of our Series A preferred stock, you may find that these shares have limited liquidity, meaning that your order may be only partially executed or may not be executed at all. In addition, because of the large spreads typical between an OTCBB market maker's bid and ask prices for a particular security, you may experience significant losses if you need to sell your shares immediately after this offering. If the bid price for our Series A preferred shares is much lower than the ask price, you will not be able to sell your shares at a profit unless the market value of the stock rises substantially.

Additionally, our common stockholders control 67% of the combined voting power of Billy Dead, Inc. and have control over the approval of our liquidation or of any dividend payments. If the common stockholders do not approve of our liquidation or dividend payments, our Series A preferred stockholders will be unable to obtain a financial return unless an active trading market develops.

Even if our Series A preferred stock is able to trade, the market price may be volatile which could result in litigation.

Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, investors may be unable to resell their shares for more than the offering price even if our operating results are positive.

In the past, class action litigation has often been brought against an issuer following periods of volatility in the market price of its securities. We could become involved in this type of litigation in the future, which is often costly and would divert both our resources and our management's attention away from running our core business.

If our Series A preferred stock ever becomes a "penny stock," broker-dealers that trade in our stock will be subject to extensive additional regulation.

Our preferred stock will fall within the definition of a "penny stock" unless it meets at least one of the following criteria:

- the highest bid displayed for our stock on the OTCBB is $5 or more, and at least two market makers are currently displaying bid and ask quotations for our stock at specified prices;

- we have net tangible assets of at least $5 million or, if we have been in existence for more than three years, $2 million; or

- our average revenues during the previous three years are at least $6 million.

This means, for instance, that if our Series A preferred stock were to drop in price below $5 per share it would probably be considered a penny stock. Penny stocks are subject to an extensive series of disclosure obligations and sales practice requirements on brokers. These rules would restrict the ability of brokers to find buyers, which would restrict your ability to sell shares in the secondary market.

Because the offering price of our Series A preferred stock was determined without considering assets, earnings, book value or any other objective standard of value, our share price may not be supported by the market.

The offering price of $8.75 per share was determined by us and by our underwriter, Civilian Capital, and was based upon the amount of capital projected to make the Film, without considering assets, earnings, book value or any other objective standard of value. See "Underwriting — Pricing of the Offering". As a result, there may be insufficient information for buyers in the market to determine a fair trading price and our investors may be unable to resell their shares for more than the offering price even if our operating results are eventually positive.

Conflicts of Interest

Mockingbird Pictures and Apologetic Productions

Mockingbird Pictures, LLC, which we refer to as Mockingbird Pictures, is a motion picture production company co-owned and co-managed by the producer of our Film and the Secretary of Billy Dead, Inc., Julie Lynn, and by our Chief Executive Officer, Charles Ryan. Because Billy Dead, Inc. does not anticipate producing other motion pictures besides the Film, we believe that any potential conflicts of interest between Mockingbird Pictures and Billy Dead, Inc. are minimal.

However, the strategy of producing a motion picture through single purpose companies creates numerous inherent conflicts of interest. For instance, Mr. Ryan and Ms. Lynn may be contracting with distributors, cast members and others that they have had arrangements with in the past and will likely have arrangements with in the future that are unrelated to the business of Billy Dead, Inc. While it is management's duty to represent and uphold the interests of Billy Dead, Inc., and they have every intention of doing so, Mr. Ryan and Ms. Lynn may nonetheless encounter situations where it would be in their best interest for future endeavors, not affiliated with Billy Dead, Inc., to provide more favorable terms to other persons or entities in order to maintain or enhance future working relationships.

Additionally, Mr. Ryan and Ms. Lynn will be working for Billy Dead, Inc. on an "as needed" basis and intend to commit as much time as required depending upon the phase of the Film's production. However, either Mr. Ryan or Ms. Lynn may have commitments to other projects being produced by Mockingbird Pictures that, depending upon the phase of production for those projects, may take precedence over their duties to Billy Dead, Inc.

For instance, our principal photography phase will demand full time services from Ms. Lynn and a substantial commitment of time from Mr. Ryan. After the completion of the Film, the duties of Mr. Ryan and Ms. Lynn will decrease. Mr. Ryan and Ms. Lynn's commitments to Mockingbird Pictures are also "as needed" and will increase or decrease depending upon the degree of other film production Mockingbird Pictures is involved with at any given time. On occasion this may reduce Mr. Ryan or Ms. Lynn's ability to focus on their duties to Billy Dead, Inc. See "Management."

Ms. Lynn is also the sole owner of Apologetic Productions, Inc., which we refer to as Apologetic Productions, a company which exists exclusively in order to contract out for Ms. Lynn's services as a film Producer. Ms. Lynn's time commitment to Apologetic Productions is nominal and we therefore do not believe it will negatively impact her obligations to Billy Dead, Inc.

Civilian Capital

Mr. Gordon, Mr. Hawke, Mr. Stoff and Ms. Lynn each participated in developing "Billy Dead" into a feature film prior to being approached by the underwriter of this offering, Civilian Capital. Because they had not originally planned on financing the

Film through a public offering, Civilian Capital has played a larger role in Billy Dead, Inc.'s formation and in the development of this offering than an underwriter would traditionally. Civilian Capital's activities in connection with both our formation and with this offering have included helping to locate our officers and board of directors, our legal counsel for securities and general corporate matters, and our independent auditors.

In addition, the Chief Executive Officer of Civilian Capital has co-signed personally for a line of credit we obtained from a bank in December 2002. This line of credit is being used to cover incorporation expenses, certain development expenses, and certain legal and accounting fees we will incur as a result of this offering. We have agreed to repay it in full out of the proceeds of this offering.

Aspects of our interests and the interests of Civilian Capital may be adverse with respect to this offering. Civilian Capital's involvement in our business and financial affairs creates a potential conflict of interest between Civilian Capital in its role in the formation of Billy Dead, Inc. and as the underwriter of this offering. For instance, despite the fact that the underwriter pursued due diligence procedures standard in a public offering, the role Civilian Capital played in setting up Billy Dead, Inc. may have diminished their objectivity and reduced the quality of this due diligence.

Following the completion of this offering, Civilian Capital has the option to designate one person for election to our board of directors for up to three years from the effective date of the registration statement. Of our four directors, one of our two independent directors, Brett Young, is the designee of Civilian Capital. In addition, Mr. Young is a minority stockholder of Civilian Pictures. See "Underwriting".

Accordingly, Civilian Capital will continue to have influence over our operations following the completion of this offering, and its interests may not be consistent with those of our stockholders. Civilian Capital's designee on our board of directors could be in a position to cast a deciding vote on matters of importance.

Civilian Pictures

Civilian Capital's parent company, Civilian Pictures, Inc. — which we refer to in this prospectus as Civilian Pictures — is the sole owner of the underwriter. Civilian Pictures contracts for and manages the technology and online systems used by the underwriter, researches potential movie productions that the underwriter may wish to pursue as an offering (which includes reviewing scripts, budgets and providing consultation to the underwriter on other entertainment related issues) and provides marketing and advertising support to the underwriter. Civilian Pictures does not own any other entities and, except as described here, has no affiliates in common with the underwriter or with Billy Dead, Inc.

Civilian Pictures has granted options to purchase shares of its common stock to Mr. Gordon, one of our founders, and Ms. Lynn, who is an officer of Billy Dead, Inc. These options were issued in September 2001 in consideration of Mr. Gordon and Ms. Lynn's advice and assistance in developing and finding suitable motion picture projects for the underwriter to pursue as public offerings, and were given prior to the formation of Billy Dead, Inc. The combined options held by Mr. Gordon and Ms. Lynn in Civilian Pictures, if exercised, would amount to less than 0.5% of the equity of Civilian Pictures. See "Underwriting".

In addition, Civilian Pictures has paid certain actual, out-of-pocket set up, operating and offering related expenses on our behalf, and we have agreed to repay Civilian Pictures out of the proceeds of this offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of Billy Dead, Inc., and certain marketing expenses, such as web site development. We intend to reimburse Civilian Pictures for these expenses from the proceeds of this offering. If the offering is not successfully completed, we will have no obligation to reimburse Civilian Pictures for these expenses.   See "Certain Transactions".

Howard Rice

Howard, Rice, Nemrovski, Canady, Falk and Rabkin, P.C., whom we refer to as Howard Rice, represents Billy Dead, Inc. in this offering. Howard Rice previously rendered legal services to Civilian Pictures, the parent company of the underwriter. Howard Rice no longer represents Civilian Pictures and has never directly represented the underwriter. However, Howard Rice was integral in the development of the initial Civilian Pictures business plan, including the development of the procedures that the underwriter is using to pursue this offering. A portion of the Howard Rice fees associated with its activities on behalf of Civilian Pictures is still unpaid. Accordingly, while Howard Rice does not have any ownership in Civilian Pictures or in the underwriter, or any attorney-client relationship with either of them, the firm may have a financial interest in seeing the Civilian Pictures business plan succeed. This might create a conflict of interest if the interests of Billy Dead, Inc. and the interests of the underwriter or of Civilian Pictures were to diverge. Howard Rice has fully disclosed this potential conflict to Civilian Capital, Civilian Pictures and Billy Dead, Inc., and Civilian Capital, Civilian Pictures and Billy Dead, Inc. have consented to Howard Rice representing us in connection with this offering.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Plan of Operation," "The Motion Picture Industry" and "The Company" contains forward-looking statements. These statements relate to future events or our future financial performance. Their accuracy is dependent on known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressly or implicitly predicted by the forward-looking statements. These risks and other factors include those listed under "Risk Factors". In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors," which may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, as a result of new information or otherwise.

Dividend Policy

Since our inception, we have not declared or paid any cash dividends on any of our stock. Our Series A preferred stock contains no provisions for fixed cash dividends and therefore we will incur no fixed charges or pay any fixed dividends, accrued or expected, on the Series A preferred stock.

We do not intend to pay dividends on either our preferred or common stock in the foreseeable future and plan instead to retain our future earnings, if any, to distribute to our stockholders upon dissolution. Any future payment of dividends will be made at the discretion of our board of directors and in consideration of then current tax laws. If we decide to pay dividends, our Series A preferred stock contains dividend provisions which are superior to our common stock and are identical to the Series A preferred liquidation preferences. See "Description of Securities".

Capitalization

The following table sets forth our capitalization as of June 30, 2003:

- on an actual basis; and

- on a pro forma, as adjusted basis which gives effect to the proceeds of: $7.88 million to be received from the sale in this offering of 900,000 shares of Series A preferred stock at $8.75 per share, which we estimate will be approximately $7.14 million after deducting (1) the underwriting commission of $549,000; (2) our estimated offering expenses of $150,000; and (3) our estimated corporate startup expenses of $40,000 (which will includes a $25,000 related party compensation due to the CEO/CFO upon completion of the offering).

- Pro forma estimates also take into account the repayment of our $50,000 line of credit, payment of our accounts payable and related party accounts payable (due to Civilian Pictures, the parent of the underwriter), which amounts are included in our estimated offering and startup expenses.

Shares of Series A preferred stock outstanding does not include 54,000 shares issuable to Civilian Capital upon the exercise of the Underwriter's Warrants (to be issued upon the completion of this offering).

This table should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

	As of June 30, 2003	
	Actual (Unaudited)	Pro Forma
Cash…………………………………………………………...…	$4,104	$7,095,694
Deferred Offering Costs……………………………...……….	$68,285	—
Total………………………………………………...…….	$72,389	$7,140,877
Line of Credit………………………………………..…….	$50,000	—
Accounts Payable & Accrued Expenses………………….……...	$51,592	—
Accounts Payable - Related Party………………………………	$43,603	$0
Subtotal………………………………………………….……….	$145,195	$0
Stockholder's (Deficit) Equity:		
Series A preferred stock, $0.001 par value, 954,000 shares authorized; actual: none issued and outstanding; pro-forma: 900,000 issued and outstanding (Liquidation preference: up to $8.75 per share, then 4:1 preference to common stock)….	—	$ 900
Common stock, $0.001 par value, 900,000 shares authorized; 900,000 issued and outstanding, actual and pro forma……...	$ 900	$ 900
Additional Paid in Capital………………………..……………..	—	$7,175,100
Accumulated Deficit……………………………………………..	($54,221)	($ $61,721)
Total Stockholders' (Deficit) Equity…………………………	($53,321)	$7,115,179
Total Capitalization…………...…………………………	$ $57,782	$7,115,179

Use of Proceeds

The underwriter is conducting this offering on a best-efforts, all or none basis. This means that proceeds from this offering will be held in an interest bearing escrow account and will not be released until we have raised minimum proceeds equal to the entire amount of the offering, which is approximately $7.88 million. We believe this amount is consistent with the business plan set forth in this prospectus. We estimate that the net proceeds from the sale of 900,000 shares of our Series A preferred stock will be approximately $7.18 million, based on an estimated offering price of $8.75 per share, and after deducting:

(1) the underwriting commission of $549,000, which amounts to 7% of this offering; and

(2) our estimated offering expenses of $150,000, which amounts to approximately 2% of this offering and includes:

Offering Costs:	Amount
SEC registration fee………………….	$ 679
NASD filing fee……………………...	$1,339
Blue Sky fees and expenses………….	$29,500
Printing and engraving expenses……...	$13,000
Legal fees and expenses…………...…	$45,000
Accounting fees and expenses…....……	$25,000
Transfer Agent & Escrow fees...........	$5,000
Road Show and Contingency ……......	$30,482
Total Offering Costs…………...………..	$150,000

The remaining $7.18 million does not take into account the exercise of the 54,000 Underwriter's Warrants, which will not be exercisable until one year after the closing of this offering. If all of these Underwriter's Warrants are exercised, we may receive up to an additional $519,750. We intend to retain any additional money we may receive from any exercise of these warrants to distribute to our stockholders and fulfill any contingent compensation obligations as described in "Management's Plan of Operation".

We intend to use the proceeds we receive from this offering to pay for corporate setup and development expenses, to finance production of the Film and to cover three years of our general corporate purposes. Before we begin production we may make temporary investments in interest-bearing accounts, certificates of deposits, United States Government obligations or money market accounts (with no more than 25% of the proceeds in investment-grade corporate securities). We do not intend to rely on other sources of funds, such as distributor advances, in order to produce the Film, and instead plan to finance production of the Film entirely through this offering. We have no understandings, commitments or agreements to acquire or invest in any other company or to produce any projects other than the Film.

The following chart illustrates how the $7.18 million in net proceeds to be raised by the offering will be allocated, expressed in both monetary and percentage terms:

Film Production Costs:

Above the Line[1]………………...……….…….……	$2,090,000	*29.1%*
Pre-Production & Filming………...……….….…..	$2,660,000	*37.1%*
Post-production.………………….....…….………...	$550,000	*7.7%*
Production Contingency……………….…..…………	$540,000	*7.5%*
Production Insurance and Legal………..…....……	$180,000	*2.5%*
Completion Bond Fee………………....…..…...……	$140,000	*2.0%*
Total Film Production Costs……………….…..….……	$6,160,000	*85.8%*
Corporate Startup:		
Accrued CEO Compensation [2]…………...……..	$25,000	*0.3%*
Legal and Accounting Setup………………...…….	$10,000	*0.1%*
Misc. expenses………………………….…......……	$5,000	*0.1%*
Total Startup Expenses…………..……...………….	$40,000	*0.6%*
General and Administrative:		
Executive Salary (3 Years) [2]………………...……	$150,000	*2.1%*
Directors & Officers Insurance (3 Years)…....……	$315,000	*4.4%*
Legal, Accounting, Stock Fees (3 Years)………....	$511,000	*7.1%*
Total General and Administrative Expenses………...	$976,000	*13.6%*
Net Offering Proceeds………………………….……	$7,176,000	*100.0%*

[1] Above-the-line costs include most development costs, intellectual property costs, costs relating to the producer, costs relating to the director, and talent costs. See "Glossary". From within this category Ms. Lynn will be paid $150,000 for performing her duties as the Film's producer and Mr. Gordon will receive $250,000

for performing his duties as the Film's director. Their combined directing and producing fees will amount to approximately 5.6% of the net proceeds from this offering. They will have been paid in full upon the completion of their duties as the Film's producer and director, respectively, which we expect will be prior to Billy Dead, Inc. generating any revenues. See "Management's Plan of Operation".

We purchased an option to acquire the motion picture rights to the novel and the screenplay for "Billy Dead" from separate unrelated third parties for $10,000 and $1 respectively. Both agreements state that if we proceed with production of the Film we can exercise these options and acquire the associated motion picture rights for an additional fee. This additional fee is included in the above the line portion of our production budget.

We additionally obtained a release agreement from a third party in connection with the underlying screenplay rights at a cost of $5,000. This release was sought in connection with a previous screenplay adaptation of the novel "Billy Dead" that is not being used by Billy Dead, Inc. We paid this amount from our line of credit. There are no additional fees or option costs associated with this release and this payment is included in the contingency portion of the production budget.

[2] Other than Mr. Ryan, there are no members of the management, founders or other insiders receiving cash compensation for their duties managing Billy Dead, Inc. By combining Mr. Ryan's accrued compensation and his executive salary, he will receive a maximum compensation of $175,000 from this offering over the next three years, which is approximately 2.4% of the net proceeds from this offering. It will be some time before the Film is distributed and therefore we expect that a significant portion of Mr. Ryan's compensation will have been paid prior to our generating revenues.

Other Insider Compensation

Fees budgeted for Mr. Gordon and Ms. Lynn for directing and producing the film are independent contractor fees consistent with amounts they have been paid for other film productions of similar budget and nature and were entered into on terms that were as favorable to Billy Dead, Inc. as those generally available from unaffiliated third parties.

Company insiders, including Mr. Ryan, Mr. Gordon and Ms. Lynn, will receive an aggregate total of $575,000 from the net proceeds of this offering over the three years following the completion of this offering, either through executive compensation or independent contractor arrangements. This amounts to 8% of the net proceeds of this offering.

Agreement with Civilian Pictures

Civilian Pictures has agreed to pay certain of our actual, out-of-pocket set up, operating and offering related expenses and we have agreed to repay Civilian Pictures out of the proceeds of the offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of Billy Dead, Inc., and certain marketing expenses, such as web site development. These reimbursable amounts are included in the above breakdown of our use of proceeds within the categories labeled "Offering Costs", "Corporate Set-up" and "Film Production Costs".

Total expenses incurred by Civilian Pictures on behalf of Billy Dead, Inc. total $20,066 as of December 31, 2002 and $43,603 as of June 30, 2003.

Line of Credit

In December 2002, we established a line of credit with a bank in the amount of $50,000. This promissory note between Billy Dead, Inc. and the bank bears a variable interest rate based on the bank's prime rate plus 1%, but shall not be less than 6%, which was the initial rate as of December 31, 2002. Accrued interest is due monthly and the note matures on December 23, 2003, at which time all outstanding principal and unpaid accrued interest is due.

The note is guaranteed by Peter McDonnell, the Chief Executive Officer of the underwriter. We intend to repay the line of credit from the proceeds of this offering or remove Mr. McDonnell as the guarantor upon completion of this offering. As of December 31, 2002, $25,000 had been drawn from the line of credit and as of the date of this prospectus substantially all of the $50,000 had been drawn from the line of credit.

The line of credit borrowings have been used to pay expenses relating to setting up Billy Dead, Inc. and preparing for this offering. These amounts are included in the above breakdown of our use of proceeds and include:

- a legal retainer for our company counsel Howard Rice;
- fees paid to our auditors, Raimondo Pettit Group;
- a fee paid to an unrelated third party to acquire the option on the novel;
- a payment to an unrelated third party to release us from any potential intellectual property claims relating to a previous screenplay draft (that will not be used in our production);
- a fee paid to an independent consultant to generate the budget and schedule for the Film; and
- certain nominal corporate fees and interest payments on the line of credit.

We have agreed to pay down and retire the line of credit out of the net proceeds of this offering or, alternatively, to cause the lender to remove the co-signer from the line of credit if we decide to keep the line of credit in place following the offering.

Marketing and Distribution Costs

We expect to enter into agreements that will require a distributor to pay duplicating, advertising and other expenses associated with distributing the Film. Therefore, distribution costs are not included as a part of this offering. See "Risk Factors," "The Motion Picture Industry" and "The Company — Strategy for Licensing the Film's Distribution Rights".

Glossary

Readers of this prospectus may be unfamiliar with the following terms, most of which are commonly used within the movie business. While we have defined these terms as they occur within the body of the prospectus, we felt it might be useful to have these definitions consolidated for ease of reference.

- **Above The Line costs.** Movie production costs include most development costs, intellectual property costs, costs relating to the producers (including the producer's fee, the executive producer's fee and their assistants), costs relating to the director (including the director's fee, DGA fees and any assistants), talent costs (including the principal cast, the supporting cast, extras, casting director and casting fees) and travel and living costs for any of these 'above the line' persons.

- **Adjusted Gross Receipts.** A contractually defined term that, in our case, equals the cash available to Billy Dead, Inc. after paying all film, general and administrative and other corporate costs, income taxes, reserving for the Series A liquidation preference on behalf of our Series A stockholders, and reserving for any additional foreseeable contingent liabilities. In this prospectus we refer to the adjusted gross receipts of Billy Dead, Inc. as our "adjusted cash balances".

- **Below The Line costs.** Movie production costs encompassing production and post-production phases, including labor costs for production personnel (such as the director of photography, the general production staff, the lighting staff, the editors, etc.) as well as any equipment rentals, wardrobe or props rentals and purchases, insurance policies, location fees and editing costs.

- **Completion Bond.** A form of insurance which provides that, should the producers run into significant problems completing the Film, the bond company would: 1) advance any sums in excess of the budget required to complete and deliver the Film; 2) complete and deliver the Film itself; or 3) shut-down the production and repay the financier monies spent toward the production of the Film.

- **Contingent compensation.** Compensation to creative personnel and producers that is contingent upon the performance of the Film. This compensation may take the form of guild or union required residual payments, or of negotiated percentages of a film's gross or net returns.

- **Directors Guild of America (DGA)**. A guild representing motion picture and television directors and assistant directors. Keith Gordon, who has agreed to direct the Film, is a member of the DGA.

- **Distribution fees.** Fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and typically range between 30%-40% of the revenues a distributor receives from theatrical exhibitors.

- **Distribution revenues.** Revenues generated as a result of exploiting a film in theatrical, home video, pay cable, pay-per-view, and other forums.

- **Dissolution.** In this prospectus, dissolution refers to the termination of Billy Dead, Inc. and disbursement of assets to stockholders.
- **Distributor (or Distribution Company).** The entity that is primarily responsible for making copies of a film for theatrical or video exhibition, promoting and marketing a film to the public, and making arrangements with exhibitors to show the film in theaters or in other markets (or 'release windows').
- **Fixed Deferrals.** Pre-negotiated deferred payments of flat fees sometimes granted to key personnel or talent, usually tied to a film's gross financial returns.
- **Gross Profit Participation**. A form of contingent compensation based upon gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted.
- **Net Profit Participation**. A form of profit participation based upon a negotiated definition of net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Sometimes defined as "adjusted gross" participation.
- **Producer's net profit.** In our case this number is defined as 50% of our adjusted cash balances and consists of the aggregate total of the combination of any potential returns to our common stockholders and all persons who will receive contingent compensation through net participations. This amount will be zero until we have reserved for the entire Series A preferred stock's liquidation or dividend preference of $8.75 per share.
- **Profit Participations.** A negotiated form of contingent compensation granted to talent or personnel and paid out as a percentage of a film's net receipts, adjusted gross receipts or, in our case, Billy Dead, Inc.'s adjusted cash balances. A form of contingent compensation.
- **Release Windows.** Various channels or media within a specified territory timed sequentially beginning with a film's initial theatrical release. These include movie theatres; home video; pay-per-view; pay cable; network television; and syndicated television.
- **Residual payments.** Obligations providing that a percentage of a film's gross revenues in certain markets must be paid to certain organizations, unions, or guilds for the benefit of their members. A form of contingent compensation.
- **Residual revenues.** Monies received through ongoing revenue, which in many cases is negligible, pertaining to the continued exploitation of a film's copyrights after it has been commercialized in most primary markets.
- **Screen Actors Guild (SAG).** A guild representing member film and television performers. We would be subject to SAG rules in hiring potential actors in our Film, such as Mr. Hawke.
- **Theatrical Exhibitor.** The person or entity which shows a film in a theater and charges box office admission. The theatrical exhibitor typically takes

approximately 50% of the box office return before passing on the remainder to the distribution company.

- **Writers Guild of America (WGA).** A guild representing motion picture and television screenwriters. For instance, our screenwriter, Keith Gordon, is a member of the WGA.

The Company

Billy Dead, Inc. was formed on September 24, 2002 for the single purpose of producing and commercializing a feature film tentatively titled "Billy Dead". The sole asset of Billy Dead, Inc. will be the copyright of the Film. We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film, and to finance our general corporate expenses.

We have assembled a creative team that we believe is qualified to produce a high-quality motion picture. Once the Film is completed, we intend to license the worldwide distribution rights to one or more established distribution companies for exhibition including theatrical, pay television, DVD and video rentals and cable or network television. Once we have licensed, sold or assigned the distribution rights and any other remaining residual rights, including copyrights and trademarks, we intend to dissolve Billy Dead, Inc. and distribute the proceeds to our stockholders.

Our strategy is to assemble a creative team, screenplay and cast that we believe has the potential for commercial success. Predicting the success of a motion picture is difficult and highly subjective, as it is not possible to accurately predict audience acceptance of a particular motion picture. In order to evaluate our potential to obtain distribution and appeal to an audience, we have used the following criteria:

- **An exceptional story.** The story must be unique and have the ability to make an emotional connection with the audience.

- **Compelling character roles capable of attracting well-known actors.** Actors have many choices in film roles and often consider a specific role's ability to yield a strong performance, the subject matter of a film and its general audience appeal, and the potential for the role to yield critical acclaim such as an Academy Award™.

- **The involvement of actors and actresses with proven public recognition and appeal.** Actors are critical to achieving commercial success. The industry competes heavily for the most well-known actors because of their audience appeal and proven ability to generate a large audience. Without a recognizable cast, it is often difficult to obtain distribution from established companies.

- **An established and respected director.** The director is primarily responsible for visualizing the Film and expressing that vision throughout the production. In addition, the director's experience, reputation, relationships and stature in the industry may enhance the producer's ability to attract well-known actors.

- **An experienced producer with a reputation for finishing films on time and within budget.** The producer is responsible for establishing and maintaining fiscal responsibility during the production of a motion picture. It is essential that the producer have extensive experience and a quality reputation. In addition, the choice of a producer greatly impacts a film's ability to obtain a completion bond from a reputable completion bond company. See "The Company — Production of the Film".

- **A relatively low production budget.** Production budgets for motion pictures range from tens of thousands of dollars for small independent films to hundreds of millions of dollars for large studio films. In order to maximize a film's potential for commercial success and generating revenues which exceed costs, a film's production budget should be as minimal as possible while nonetheless allowing a director and producer to deliver a high quality motion picture with a recognizable cast. Many films that are produced on limited budgets are unable to command well-known talent and therefore have a low likelihood of achieving distribution.

We believe that the Film meets the preceding criteria for the following reasons:

- **"Billy Dead" is based upon an acclaimed novel.** The book, written by Lisa Reardon and published by Viking Penguin in 1998, received wide attention and extensive praise from critics upon its release.

- **The subject matter of "Billy Dead" is bold and controversial.** We believe the subject matter will help us draw attention to the Film and allow us to command the audience's attention in the specialized distribution marketplace. We also believe that the treatment of the subject is professional and sensitive, yielding rich characters which will evoke a strong emotional response in the audience.

- **Ethan Hawke has provided us with a written expression of his interest in playing the leading role of "Ray Johnson".**   Mr. Hawke, who is also performing as an Executive producer for the Film, is an internationally recognized actor, director and novelist with a track record of involvement with motion pictures that have received international distribution and acclaim. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca". In 2001, Mr. Hawke was nominated for an Academy Award™ for his role opposite Denzel Washington in "Training Day".

- **Keith Gordon has agreed to direct the Film.** Mr. Gordon is an experienced director, actor, writer and producer, and we believe that his reputation in the motion picture industry will enhance our ability to attract well known actors. Mr. Gordon has directed five films, including "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. In addition, Mr. Gordon has produced three movies — two of which he also directed — which have all been completed within budget and on schedule. Mr. Gordon's films have all received distribution from established distribution companies. Moreover, Mr. Gordon has never failed to attain a completion bond when required.

- **Julie Lynn has agreed to produce the Film.** Ms. Lynn is an experienced producer with such credits as an associate producer on the films "Still Breathing",

"Kill the Man" and "Twin Falls Idaho"; and co-producer of the Emmy Award winning HBO film "Wit", directed by Mike Nichols, and the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit," produced by Universal Pictures, Dreamworks Entertainment and Spyglass. Ms. Lynn has developed a reputation for producing films within budget and on schedule and has never failed to receive a completion bond when required.

- **"Billy Dead" has a relatively low production budget.** We have spent a significant amount of time and effort working with a third party consultant to develop a production budget for the Film that we believe will best balance the potential returns of our Film with our desired cast, creative team and production values. See "Use of Proceeds".

We believe that satisfying the preceding criteria will enable us to produce a high quality motion picture capable of obtaining distribution and attracting an audience.

The Screenplay
The following briefly summarizes the story of the Film. It does not attempt to cover every scene, character, or plot point, but only to give a feel for a full length, very complex piece. We may modify or enhance certain elements of the screenplay during production, although our agreement with a completion bond company will impose certain restrictions on our ability to do so. See "The Company — Production of the Film".

                           "Billy Dead"

FADE IN:

EXT. RURAL HIGHWAY
Houses whip by in black and white.



                                    Ray Johnson (VO)
                           People lose people. I don't
                           know why we're so damned
                           careless. Folks lose their
                           kids, men lose their women.
                           For every person, there's
                           someone wondering where and
                           why they lost them.

                           INT. RAY'S PICKUP
                           Color soaks in as RAY JOHNSON
drives. He is thirty and weathered, but with a boy's
eyes — soft, vulnerable, hopeful.

SALLY, Ray's long time girlfriend, rides shotgun. She
is thirty-four — middle class to Ray's working class.

EXT. HOUSE

They pull up to their run down house and discover
GINNY HONEY, Ray's sister-in-law, waiting for them.

God. It must be Billy again, Ray figures. What'd he
do this time?

                         GINNY
          Billy's dead. Someone killed him.

Billy's dead. Somebody bashed his brains in with a
rock and then held his hand and smoked a few butts
while he flickered out. It couldn't have happened to
a more deserving son of a bitch.

But what should be the end of an ugly family chapter
instead just stirs up memories in dead Billy's little
brother — Ray.

                                        CUT TO:

RAY'S BOYHOOD HOME - FLASHBACK
Grainy fragmented scenes of violence and sexual abuse
that start ugly and grow worse, fleshing out the past
as the mystery of Billy's murder unfolds.

                              CUT BACK TO PRESENT:

EXT. ROAD
Ray wanders down a Michigan
country road. He looks in
the ditch, examining rocks
and broken glass. Ray
wonders… how did he get to
this place?



SHERIFF MCCUTCHEON pulls up.
The sheriff has questions for
Ray:

                         SHERIFF
          Where were you the night Billy was
          murdered? When did you see him
          last? Who would want him dead?

                          RAY
          It would be quicker to tell you
          who didn't want Billy dead.

FLASHBACKS TOGGLE BETWEEN THE PAST AND PRESENT:
Each flashback reveals more clues to the murder - and
what's going on inside Ray.

As we are brought up to speed on this dark family history we're reminded of an unpleasant truth — real horror is what loved ones can do to each other in the familial pressure cooker. And in that pressure cooker, the lines between love, hate, family, sexuality, and violence can get blurrier than any of us would like to admit.

                                                    CUT TO:

INT. BEDROOM - FLASHBACK
RAY, NOW FIFTEEN, has chicken pox. His hands have been tied to his bed frame by his parents to prevent him from scratching.

JEAN, NOW THIRTEEN, gleefully tortures Ray with a lit cigarette in revenge for the sexual violence that was taken out on her years before.

And yet, beneath her angry act, there is also a powerful emotional connection between the two that neither of them can admit to or understand.
                                                    CUT TO:

EXT. O'DONNELL'S METAL WORKS — THE PRESENT
Ray is on break at O'Donnell's Metal Works. A RACOON climbs up on the fence. It begins to speak. None of Ray's CO-WORKERS take note as the raccoon tells Ray it saw Billy's murder go down.

Ray is growing ever more used to the line fading between reality and his tortured imagination.

LATER AT THE METAL WORKS:
The Sheriff arrives and bums a smoke from Ray.

                         SHERIFF
               You're no longer a suspect.

Apparently the police have verified Ray's story — he was at work when Billy was killed. The Sheriff gives Ray some details: The murderer followed Billy as he crawled all the way up North Lake Road, and then finished him off just before he could reach Dewey's tavern.
                         SHERIFF
               Someone was there with him... playing
               games.

Someone finally did it.

INT. RAY'S PICKUP
Ray feels compelled to drive
to Jean's house.



                    RAY
          (To himself)
I ain't supposed to be here.

But he goes anyway.

EXT. JEAN'S GARDEN
Ray finds Jean and they talk.
There is something between
them — more than shared history or sibling bonds;
something long repressed but barely under the surface.

Ray reaches out to Jean.   She turns away.

Jean's rejection leaves Ray face to face with his
life's defining moment, the summer Ray, Jean, and his
best friend RANDY skipped town to a remote fishing
cabin.

                                        CUT TO:

EXT. LAKE - FLASHBACK
Randy and Ray are seventeen, Jean is fifteen, and to
them it's the best summer of their lives. Free from
their parents, they can drink and party to their
hearts' content. It's their first real taste of
freedom, which they
squeeze for all it's
worth.



And then their freedom
gradually twists
around them. Randy is
gone during the week,
leaving Ray and Jean
alone.

Things go too far — in
a world that has caused them so much pain, that has
given them no way out of the violence and coldness of
their family, Ray and Jean fall in love. Right or
wrong, each is the others only shelter and hope — each
the only real tenderness the other has ever known.
What do you do if the only person you've ever loved,
and who's ever loved you, is the person the world will
never let you have?

INT. CABIN BY THE LAKE
Randy walks in one afternoon. He is horrified to
discover Ray and Jean together. Their secret is out.
They now have a permanent stain on their hearts.

BACK IN TOWN:
The family reacts violently as Randy spreads news of
the scandal. Ray leaves town and again abandons Jean
to the wolves.

The things Ray did and didn't do that summer have
haunted him ever since.

CUT BACK TO PRESENT:

INT. RAY'S PICKUP
Ray decides to solve the murder on his own. He drives
to his FATHER's house.

RAY'S FATHER'S HOUSE:
The Sheriff is leaving as Ray arrives. Ray notices a
pack of Marlboros on the counter. Jean has been here
— but why?

LATER:
The mystery behind Billy's murder begins to unravel in
front of Ray. He finds the ugly truth too much to
handle and begins a fierce drinking binge. He rapidly
flashes between present and past, his downward spiral
kicked into overdrive.
He's snapping.

INT. FUNERAL PARLOR
At Billy's funeral, the
sheriff is quickly
closing in on a suspect
as Ray is ready to
explode.



And when the identity of
Billy's murderer is
finally revealed, the fuse is lit.

*In order to preserve the viewing experience for our potential audience, we
have omitted specific details concerning the ending of the Film at the request
of the filmmakers.*

Independently Financing and Producing the Film
By financing and producing the Film outside the studio system, our strategy seeks
to:

- *Eliminate unnecessary costs associated with accepting advance production funding from a studio.* Studios typically charge high rates of interest, overhead fees and other miscellaneous expenses to film productions. By eliminating these costs and only seeking to use the studios for distribution, we can significantly reduce the overall costs of the Film and thereby increase the likelihood of achieving revenue in excess of the Film's costs.

- *Negotiate a lower distribution fee.* By financing the Film independently, we are reducing the risk that would otherwise be taken by a distributor or studio. As a result, we expect that we will be able to negotiate lower distribution fees than would be the case had we used any advance funding from a distributor. For instance, in theatrical exhibition the distribution fee is typically 30% to 40% of the total amount a distributor collects from the exhibitor. To the extent that we are successful in negotiating lower distribution fees, we will receive a larger percentage of gross receipts from each of the different revenue streams associated with the Film's exhibition.

- *Exercise greater control over licensing the distribution rights by creating a competitive bidding situation among distributors.* Throughout the production process, we will be meeting with various distribution companies in order to educate them about the Film. Based on our meetings and the response that the Film receives, we may seek to negotiate distribution agreements at any time before, during or after the completion of the Film. Our intention is to create a competitive bidding process among distribution companies in order to negotiate more favorable terms in our overall distribution deal and increase our potential revenue.

- *Reduce or eliminate the hidden costs associated with cross-collateralization by a studio or distributor.* Often a distributor will charge a producer for costs that are incurred by other films a distributor releases. This procedure, called "cross-collateralization", often reduces a film's financial return. By producing the Film independently and negotiating arms-length distribution arrangements, our strategy is to minimize or eliminate these charges.

- *Maintain greater creative control.* We believe that specialty movies, such as our Film, are best able to appeal to a specialty audience by maximizing the ability of proven artists to control creative decisions.

While we believe that it is advantageous for us to produce the Film independently, there are a number of disadvantages associated with producing a film outside the studio system:

- *We have no guarantee of obtaining revenues.* Distribution is critical to the movie maximizing the potential revenue associated with exhibition. We cannot guarantee that the movie will receive distribution. If we are unable to obtain distribution we will have no alternate sources of revenue.

- *We will be dependent on the distributor to market the Film to the public.* Even if we are successful in negotiating a distribution agreement, we will have little control over how the distributor releases and markets the Film. A distributor may release the Film in a very limited number of theaters, spend limited resources marketing and promoting the Film, withdraw the Film from theaters too quickly or choose not to release the Film at all.

- *Our Film may be insufficiently marketed.* We intend to use the proceeds from this offering to finance the Film and therefore we will not depend upon funds from a distributor in order to produce the Film. A distributor may expend more time and resources marketing a film when its own funds are at risk. If a distributor does not sufficiently market our Film, our revenues may be reduced.

- *Our revenues will be reduced if a distributor spends more to market the Film than will be justified by our ultimate box office success.* It is impossible to predict the Film's ultimate success at the box office. If a distributor anticipates a large return at the box office, it may spend a great deal to market the Film in advance of its release. These marketing costs are usually deducted from returns the distributor pays to a producer, such as Billy Dead, Inc. While this strategy is intended to maximize a film's ultimate success, it may decrease our eventual returns if the Film is not sufficiently successful.

- *We may lack additional resources should we run over budget.* If we are unable to produce the Film on schedule or within budget, our funds may be insufficient to complete the Film. Unlike the studios, we will have no alternate sources of funds and the completion bond company would likely take control of completing the Film on behalf of the investors.

- *We may encounter reduced leverage with distributors.* We will be marketing a single film, compared to certain other independent production companies that produce multiple films for sale to distributors. Distribution companies typically offer more favorable financial terms to companies that produce multiple films, because the distributor may thereby be able to obtain additional films to distribute.

- *We may be unable to get accurate accounting of monies owed us from a distributor.* While we intend to request certain audit rights from our eventual distributor and these rights are customarily granted, distributors are often in a position to account for revenues in a manner that makes it difficult for an audit to determine a producer's actual share of revenues. There are also certain costs associated with audits that are outside of the normal course of our operations. Therefore, there is no assurance that we will be able to get an accurate accounting of revenues owed to Billy Dead, Inc. or that audits will reveal gains in revenues to Billy Dead, Inc. which outweigh the costs of the audit.

Production of the Film

We will manage the making of the Film through the four phases of production before its initial release — development, pre-production, principal photography and post-production.

Development. The development phase of the Film is nearly complete. We have acquired an option on both the novel "Billy Dead" and the current draft of the screenplay by Mr. Gordon. Mr. Stoff and Mr. Hawke initially managed the development of the project, acquiring various intellectual property rights and retaining Mr. Gordon to write the screenplay. Ms. Lynn then managed the project through budgeting, scheduling, negotiating various agreements, and preparing for this offering.

Pre-production. The pre-production phase of the Film will begin as soon as is practical after the successful completion of this offering and subject to finalizing the availability of key cast members. We will begin pre-production by casting our remaining lead performers and will then search for younger performers resembling our lead actors for certain flashback scenes. Once casting is final we will obtain any required production related insurance policies which are customary in the industry. We will then select our filming locations, secure any necessary facilities or stages, and hire our remaining production personnel.

Principal photography. This is the phase in which each of the scenes of the Film are photographed. The final shooting location will depend on weather conditions, budgetary considerations, labor regulations, insurance requirements, requirements of our completion bond, creative preferences and the availability of production resources.

Post-production. This is the final production phase, during which the footage photographed during the principal photography phase is assembled, edited and integrated with sound, titles and special effects, to prepare the movie for exhibition.

The relative costs for each of these phases varies widely from project to project, so a typical film budget breaks down expenses into "above-the-line" and "below-the-line" costs. Above-the-line costs include most development costs, intellectual property costs, costs relating to the producer, costs relating to the director, and talent costs. See "Glossary. In our case these above-the-line expenses will amount to approximately $2.09 million, and include $250,000 which will be paid to our director, Keith Gordon and $150,000 which will be paid to our producer, Julie Lynn. See "Management".

The production and post-production phases account for the majority of the below-the-line costs. In our case we estimate that production will cost approximately $2.66 million and post-production will cost approximately $0.55 million. See "Use of Proceeds".

Our current schedule allows for an estimated eight weeks of pre-production and seven weeks of location production. We anticipate that post-production may take 4-6 months. Because it is impossible to predict the availability of key talent, weather conditions, and the timing of the completion of this offering, it is impossible to accurately predict the date of the completion of the Film. See "Risk Factors" and "The Motion Picture Industry".

Budget Contingencies. We will be required to spend significant funds to produce the Film before we can generate any revenues. We anticipate that the funds raised in this offering will be sufficient to produce the Film and to pay for any administrative expenses associated with Billy Dead, Inc.   However, the amount budgeted for the Film may be insufficient as a result of:

- our inability to obtain actors or other independent contractors in accordance with the budget;

- labor difficulties;

- key personnel becoming unavailable within our schedule; or

- a decision to self-distribute the Film or otherwise incur a portion of the expenses related to the distribution of the Film.

As a result, we have included a contingency in our production budget to cover unforeseen expenses. This contingency typically ranges from 5% to 10% of a motion picture's estimated budget, and we have elected to reserve a contingency of approximately 10%.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain stockholder approval to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution.

The Completion Bond. In order to minimize the risk of budget overruns and to add an additional level of protection for investors, we have elected to include in our certificate of incorporation the requirement that we obtain a completion bond before we produce the Film. A completion bond, or "completion guaranty", is a form of insurance which provides that, should the producers run into significant problems completing the Film, the bond company would:

- advance any sums in excess of the budget required to complete and deliver the Film;

- complete and deliver the Film itself; or

- shut-down the production and repay the financier (Billy Dead Inc. in our case) all monies spent thus far to produce the Film.

In addition to ensuring that the Film is completed within budget, the bond company will also be responsible for ensuring that the Film is delivered to us within a pre-determined schedule, follows the script and is technically suitable for exhibition in theaters. The bond company will place certain restrictions and limitations on us to ensure that the production is following a pre-determined schedule. For example, the completion bond agreement will contain a cash flow schedule that sets forth the timing and amounts of cash advances required to finance production of the Film. We will be required to deposit funds in a specific production account in accordance with this cash flow schedule.

The completion bond company will have the right to take over our production if they determine that the Film is significantly behind schedule or over budget, or that the production is otherwise not proceeding in a satisfactory manner. This will include the right to replace any member of our production team, including Mr. Gordon and Ms. Lynn. The involvement of the completion bond company comes to an end when the Film is delivered, or production monies are refunded, in accordance with these parameters.

In order to receive a completion bond from a reputable company, we will be required to submit our budget, script, shooting schedule and other production elements for their analysis and approval. Typically, a completion bond cannot be issued until all material aspects of the production have been determined, such as final locations, cast and crew. These aspects will be determined throughout our pre-production and prior to our spending monies for location production. Once these elements have been determined and we have negotiated the financial terms of the bond, we intend to commence production.

A completion bond will be subject to a number of important limitations and will not reimburse us for losses that result from certain occurrences. These include but are not limited to losses related to:

- distribution expenses;
- residual payments due to creative guilds, such as the Screen Actors Guild;
- gross or net profit participations granted as contingent compensation to actors or production personnel;
- elements of the Film that are not included in the approved screenplay, budget or production schedule;
- our insolvency;
- our committing illegal or fraudulent acts;
- our violation of any collective bargaining agreements;
- our failure to obtain any necessary rights to use copyrighted works, such as music;
- our failure to obtain required insurance coverage;
- our failure to fulfill any conditions required by cast members that causes them to abandon their commitment to the Film;
- currency fluctuations in the event that we produce the Film in another country, such as Canada;
- natural disasters; or
- acts of war.

Any losses that might result from these events would not be covered by a completion bond and would harm our operating results. It is also important to note that the completion bond company does not, in any way, guarantee the commercial or artistic success of the Film.

The above does not represent a complete description of a typical completion bond and the final terms of any agreement will be subject to negotiation. We do not anticipate any difficulty in obtaining a completion bond for the Film. Mr. Gordon and Ms. Lynn have never had a completion bond company take control of a film production with which they were associated. In addition, Mr. Gordon and Ms. Lynn have never failed to obtain a completion bond when required for any films in which they were involved. However, in the event that we are unable to obtain a completion bond on acceptable terms, we intend to liquidate Billy Dead, Inc. and distribute our remaining assets to our stockholders. See "Management's Plan of Operation".

Strategy for Licensing the Film's Distribution Rights

We do not plan to distribute the Film ourselves and will therefore seek distribution with established motion picture distribution companies. As we have discussed, we believe the Film has the proper elements — including the key cast, a bold and controversial story, a reasonable budget and a strong production team — to attract an independent distributor, a mini-major studio or the specialty arm of a major studio distributor. See "The Motion Picture Industry — Motion Picture Distribution".

Successfully licensing the Film's distribution rights is critical to the commercial success of the Film and therefore Billy Dead, Inc. However, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film. For instance, exhibitors typically retain approximately 50% of the gross proceeds collected at the box office and, while it is not uncommon for independent producers to negotiate lower distribution fees as a result of producing a film independently, distributors usually attempt to retain 30%-40% of the remaining box office as a distribution fee. In addition, costs associated with prints and advertising are usually deducted from any returns that might otherwise go to an independent producer.

Taken collectively, the amount of revenues carved out from the theatrical box office will likely have a significant impact on our theatrical box office returns. It is therefore difficult for an independent film, such as ours, to achieve profitability through licensing theatrical rights alone. This is the primary reason why the terms of a distribution agreement which pertain to ancillary revenue streams, such as international distribution, home video and television, are essential.

Every distributor has specific capabilities and demand for certain types of films. Based on our relationships with these distributors and knowledge of the distribution landscape, we intend to engage in discussions with selected distributors, through which we will gauge interest with the intention of conducting a competitive bidding process for the Film's distribution rights.

During the negotiating process, we will consider a number of issues including:

- the distributors' historical track record and expertise in marketing movies of similar size, cast and genre;

- whether the distributor is willing to buy worldwide rights or only a portion of the rights;

- the amount and ability of a distributor to provide us a guaranteed minimum advance against future revenues from the Film;

- the percentage of the Film's revenues that the distributor will retain as a distribution fee from each of the Film's revenue streams including theatrical, pay television, DVD and video rentals and sales and cable or network television and whether the fees will be based on the Film's gross or net revenues in each category

- the release strategy the distributor intends to employ, such as a wide release (more than 1,500 screens) or a limited release (less than 500 screens), and the minimum number of screens on which the distributor will guarantee the Film is shown;

- the minimum and maximum amounts the distributor is willing to commit to spending on advertising and making copies of the Film (known as prints) for release;

- whether the distributor's rights will be perpetual or lapse after a certain period of time;

- a distributor's willingness to honor agreements Billy Dead, Inc. has entered into, including our commitment to give Mr. Gordon approval of the final edit of the Film;

- a distributor's reputation for accurate accounting; and

- a distributor's ability and reputation for making timely payments to producers.

We will attempt to balance these considerations and negotiate a distribution arrangement that we believe will best maximize the returns to our stockholders. However, some of these considerations may conflict with each other and we will not be able to predict which strategy will maximize Billy Dead, Inc.'s revenues.

If we are unable to negotiate terms of a distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. Since films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, this approach would be used as a last resort.

Industry Compensation Arrangements

Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. It is also customary in the motion picture industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include:

- fixed deferrals;

- residual payments; and

- gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments.   The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; and the International Alliance of Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the AMPTP (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members. As an example, SAG currently requires payment of between 4.5% and 5.4% of the gross revenue attributable to videocassette exploitation and 3.6% of television exploitation, with no residuals due for theatrical exploitation.

We may be required to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team. These residual payments are based upon gross revenues in certain markets and may therefore, depending upon our distribution arrangements, reduce our revenues in various markets and release windows. It is difficult to predict the specific impact on our overall returns as we have no way of predicting which release windows and which markets will achieve what relative levels of revenues, nor can we predict whether our arrangements with distributors might provide for flat fees or advance payments which would reduce or eliminate the impact of these residual obligations.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of a particular motion picture. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For independent movies, such as the Film, this form of contingent compensation is critical to attract quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

Profit participations are typically "gross" or "net". Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will be using to pay contingent compensation. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, a gross profit participation receives a percentage of the first dollar received by a film before any costs are deducted, while a net profit participation receives a percentage of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel, and this participation will, after the Series A liquidation preference has been met, reduce our distributable cash (if any) upon the dissolution of Billy Dead, Inc. This form of contingent compensation will equal 37.5% of our "adjusted cash balances", referred to in certain of our agreements as our "adjusted gross receipts", which will consist of the cash available to Billy Dead, Inc. after paying all film, general and administrative and other corporate costs, income taxes, reserving for the Series A liquidation preference on behalf of our Series A stockholders, and reserving for any additional foreseeable contingent liabilities. See the flow chart of cash distributions in the section "Management's Plan of Operation — Termination Plans".

We have entered into net profit participation agreements with various members of our creative and management team including, among others, Mr. Ryan, Ms. Lynn and Mr. Gordon. In total, we will grant net profit participation amounting to 37.5% of our "adjusted cash balances" to persons who will manage Billy Dead, Inc. and work on (or perform in) the Film. We have thus far granted an aggregate of 8.5% of this 37.5% of contingent compensation to our founders and management, including Mr. Ryan (1%), Ms. Lynn (3.75%), and Mr. Gordon (3.75%).

We intend to contract out the entire remaining 29% to creative personnel involved with the Film, primarily to actors who may perform in the Film, such as Mr. Hawke. It is the industry standard that the producers retain any remaining percentages in the net participation pool. However, we expect to contract out the entire 29% to persons other than the founders and do not foresee any residual amounts remaining in reserve upon the completion of the film's production. In the event that any residual amounts remain, the producers (including Mr. Gordon, Mr. Ryan and Ms. Lynn) may retain the remainder as a production bonus. Such a determination would have to be approved by a majority of outside directors. In any event, the final pool of net participation to all persons will be 37.5% of our adjusted cash balances. See "Management's Plan of Operation".

Our contingent compensation arrangements require performance of duties under applicable contracts and can be forfeited in the event of non-performance or other circumstances. In the instance of forfeiture, this compensation could be granted to other persons who make up the production or management team.

In addition to their contingent compensation arrangements, Mr. Gordon and Ms. Lynn are receiving a flat fee for their services as the director and producer of the Film and are beneficial owners of shares of our common stock. See "Principal Stockholders" and "Management".

Special Considerations for our Preferred Stockholders

It is typical in motion picture production to provide investors and other financiers negotiated 'soft' considerations as a condition of investment. These considerations usually include some sort of screen credit and access to special events, such as a premiere. We intend to pursue such considerations on behalf of our Series A preferred stockholders. For instance, we intend to list the names of investors in this offering on any eventual DVD release of the Film. In addition, we intend to provide premiere screenings of the Film after its completion (and in advance of any theatrical release) to stockholders of record at the time of these potential screenings. Screenings may be provided by us in conjunction with certain Billy Dead, Inc. corporate events (such as the annual meeting of our stockholders), in conjunction with potential film festival appearances, or sponsored by a potential distributor as part of the Film's marketing strategy.

However, because we are financing the Film through this public offering, there will be more investors than are typical in a film production. Therefore, while we intend to pursue these incidental benefits in good faith on behalf of our Series A preferred stockholders, it is impossible for us to know if an eventual distributor will object to either listing investor's names in the credits of the DVD or providing advance screenings. In the event that a potential distributor objects to either strategy, or we do not have the financial wherewithal to provide any such items ourselves, these special considerations may not occur. Additionally, we intend to forego any such 'soft' considerations if we believe they will negatively impact the finances of Billy Dead, Inc. by, for instance, limiting our potential distribution partners.

Employees

As of August 2003 we had no full-time employees. As is typical in motion picture production, we intend to use short term employees and independent contractors to produce the Film. We plan to retain most of these short term employees and independent contractors after we begin production, and most of our agreements with these employees and contractors will end by the time production is completed.

Ms. Lynn will negotiate our employment agreements with members of the Film's production staff. Some members of our production staff will belong to unions or guilds. When this is the case, the union or guild may negotiate with Ms. Lynn on that person's behalf.

Most of the unions and guilds within the movie industry are parties to collective bargaining agreements with the Alliance of Motion Picture and Television Producers, or AMPTP, which represents the major studios. Although we are not a member of the AMPTP, and therefore are not a party to any of the AMPTP's collective bargaining agreements, these agreements will nonetheless serve as a reference point during our negotiations with unions, guilds and members of the Film's production staff.

Facilities

Our corporate offices are at 2312 Lorenzo Dr., Los Angeles, California 90068 and occupy approximately 250 square feet. We rent this space from Apologetic Productions, a motion picture development company owned by Ms. Lynn. We pay $100 per year to rent this space and the lease will continue until terminated by either party in writing by giving 30 days notice. See "Certain Transactions."

Legal Procedures

We are not a party to any legal proceedings.

The Motion Picture Industry

Overview

The motion picture industry in the United States has evolved dramatically over the last 30 years, with the advent of cable television and home video rapidly expanding the market. Movies are currently licensed for international exhibition on pay-television, cable networks, theaters, video retailers and network television.

The Motion Picture Association of America, or MPAA, reports that domestic box office receipts for 2002 were $9.5 billion — a 95.4% increase over the past 10 years. Moreover, the number of tickets sold at movie theaters in the United States reached a record high of approximately 1.6 billion in 2002, an increase of 39.7% over the past 10 years. The continued growth in ticket sales, as well as other revenue streams such as DVD and video rental and sales, can be attributed in part to the fact that motion pictures are a high quality yet comparatively low cost form of entertainment.

Historically, the major studios financed, produced and distributed the vast majority of American motion pictures. Today, much of the financing and distribution of movies remains in the control of well established movie studios — the "majors" — and their affiliated subsidiaries. However, as the majors have become part of large diversified corporations, they have adopted a policy of producing a relatively small number of films each year. This has allowed the establishment of many smaller, independent film production companies, which currently supply many of the motion pictures released.

With the expansion of audience markets, distribution is no longer limited to films with the broadest possible audience appeal. More specific audiences are sought and profitably exploited for science fiction films, horror films, or specialty films targeted toward specific demographics or gender segments.

The movie industry consists of two principal activities: production and distribution. Production encompasses the development, financing and creation of feature-length motion pictures. Distribution involves the global promotion and marketing of movies in a variety of media, including theatrical, home video and television exhibition.

Within the movie industry, production and distribution are conducted by the eight majors, a dozen or so smaller distribution companies collectively known as the "mini-majors", several specialized theatrical distributors collectively known as "specialty distributors", scores of independent regional, international, television and video distributors, and hundreds of single purpose companies, such as Billy Dead, Inc.

The majors include the Walt Disney Company, 20th Century Fox, Metro Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, Dreamworks SKG and Warner Brothers. The majors generally have their own production and distribution facilities and are part of diversified corporate groups with a variety of operations in addition to movie production and distribution. The majors finance and distribute most of the highest grossing theatrical movies released each year.

The mini-majors include Miramax Films, New Line Cinema, Artisan Entertainment, Lions Gate Entertainment and Focus Features (formerly USA Films). The budgets of films financed, acquired or distributed by the mini-majors are usually lower than films distributed by the majors. Miramax, New Line and Focus are owned by the majors, while Artisan and Lions Gate are independent companies.

According to the MPAA, in 2002 the average budget for a film released by the majors was approximately $58.8 million. The average budget of a film released by mini-major distributors affiliated with the majors was $34 million. The budgets of the majors have been decreasing in recent years and the budgets of their affiliated subsidiaries have been increasing.

Finally, specialty distributors focus their efforts on producing and distributing lower budgeted films to specialized audiences. Some of these companies are independent of the majors, such as Cowboy Pictures and IFC Films, while some are owned by majors, such as Fox Searchlight and Sony Pictures Classics. While specialty distributors sometimes finance films, they often rely on acquisitions from independent producers for films they distribute. They may acquire these motion pictures before, during or after they are actually produced.

These industry participants account for the majority of films produced and released each year worldwide. According to Kagan World Media, in 2001:

- the majors released 148 feature films in the United States which received a box office average of $42.3 million, resulting in 77% of the total domestic box office;

- mini-major distributors affiliated with the majors, such as Miramax and New Line Cinema, released 95 feature films which received a box office average of $14.4 million per film, resulting in 16.8% of the total domestic box office; and

- all other mini-major and independent distributors released a combined total of 276 feature films which received a box office average of $1.8 million, resulting in 6.2% of the total domestic box office.

Independent Motion Picture Production

Independent production companies may be quite large and produce numerous films for release by the majors, such as Imagine Films or Revolution Studios, or they may be quite small and produce a single film for a specialized audience. Whatever their size and budget range, independent production companies rely on the majors, the mini-majors, and independent distributors to distribute their films, and on the majors, the mini-majors, independent distributors, banks and private investors to finance their films.

Single purpose corporations, such as Billy Dead, Inc., are often formed to produce individual motion pictures. The sole asset of these single purpose corporations is the copyright of the movie they produce. Once a film is produced, the copyrights for different markets are sold outright and the company is dissolved. Some films distributed by the majors, and many films distributed by the mini-majors and the independent distributors, are produced by these single purpose companies.

Phases of Film Production

The production of a movie occurs in four distinct phases before initial release: (1) development; (2) pre-production; (3) principal photography; and (4) post-production.

Development. The development phase is typically initiated by a movie producer working for either a studio or an independent film production company. The producer generally develops an original story or acquires the rights to a novel, a story or an original screenplay through an "option". An option on source material requires the producer to pay a small percentage of the ultimate purchase price in advance of production for a specified period of time, with the complete purchase price of the rights due before the motion picture is produced. The producer then finances the writing of a screenplay based on the acquired or developed work. During development, the producer may seek tentative commitments from a director, principal cast members and other creative personnel. The producer then prepares a production schedule and budget. The duration of this stage is difficult to predict and may be relatively brief or could last several years.

Pre-Production. After a movie has been financed and approved for production, the project enters the pre-production phase. During pre-production, which typically takes three to four months, the producer contracts for additional creative and production personnel, plans shooting schedules, establishes locations, secures any necessary studio facilities or stages, exercises any options to purchase the source material or script (and makes any corresponding additional payments), finalizes the budget, secures various customary insurance policies and otherwise prepares for the start of filming.

Principal Photography. The principal photography phase is when a movie is actually photographed. Principal photography usually takes one to five months, depending on factors such as location, weather, budget, special effects and other requirements of the project.

Post-production. The final phase is post-production. Here a film is edited; the music, dialogue and special effects are finalized; and the dialogue, special effects, music and photography are synchronized.

Motion Picture Distribution

The principle source of revenue in the motion picture industry is the licensing of a motion picture's distribution rights for exhibition throughout the world. Distribution rights include theatrical, DVD and video rental (i.e. home entertainment), pay per view television, pay cable television and network television. The business of film distribution consists of negotiating terms with exhibitors (i.e. the movie theater chains), making physical copies of a film, delivering these copies to exhibitors, and advertising and promoting a film to the public. Independent producers, such as Billy Dead, Inc., generally lack the necessary financial resources, personnel and exhibitor relationships to self distribute a film and therefore enter into negotiated agreements to have their films distributed by established distribution companies.

Distribution Agreements. A typical distribution agreement grants the distributor the exclusive right to distribute the movie either worldwide or within particular regions from which the distributor is able to retain as a distribution fee a certain pre-negotiated percentage of the revenues generated by the movie. In certain instances a distributor will pay an upfront amount to the producer as an advance payment against future revenues. An independent producer will usually grant North American distribution rights — covering the United States and Canada — to a single distributor. The producer may grant international distribution rights to the same distributor, or may divide such rights among various international distributors.

Release Windows. A distributor will attempt to generate revenues by exhibiting a film in various channels or media within a specified territory. These various distribution channels, known as release windows, are timed sequentially beginning with a film's initial theatrical release. In addition, the economics and associated distribution fees are different for each release window. Generally, a distributor seeks to release a film in the following window sequence:

- movie theatres;
- non-theatrical venues, such as airline flights and hotels;
- home video;
- pay-per-view;
- pay cable;
- network television; and
- syndicated television.

Domestic and international markets generally follow a similar window sequence, although the international theatrical release may be up to nine months after the initial domestic release.

Ratings and Censorship. In both domestic and international markets, various censorship and ratings boards oversee the content of films released in their territories and often require producers to make editing changes before they will permit a film's release.

In the United States films are rated by the MPAA, which attempts to provide the viewing audience an objective guide to the nature and maturity level of the themes exhibited in a particular movie. These ratings are G (general audiences), PG (parental guidance suggested), PG-13 (parents strongly cautioned), R (restricted) and NC-17 (no one 17 and under admitted). According to the MPAA, in 2001: 67% of all films rated by the MPAA were rated R; 22% were rated PG-13; 7% were rated PG; and 4% were rated G.

Because of the stigma associated with an NC-17, the most restrictive MPAA rating, there are limitations on exhibition and marketing venues. Therefore, if a producer is unable to obtain a rating less restrictive than NC-17 without diminishing a film's quality or marketability, a producer or distributor may choose to exhibit a film "Unrated" or without an MPAA rating. As a result, the NC-17 rating has been effectively eliminated in recent years. See "Risk Factors".

Release Strategies. Distributors employ different theatrical release strategies depending upon a film's genre, expected box office performance and the general competitive landscape. If a distributor believes a film has mass appeal and significant advance audience interest, they are likely to pursue a wide release strategy in which a film is initially shown on more than 1,500 screens. If a distributor believes public awareness should be built gradually or by word-of-mouth in order to achieve box office success, they may adopt a "limited" or "platform" release strategy. In a platform release, which is often used for specialty movies such as our Film, a distributor initially exhibits the film on a limited number of screens and later expands to a greater number of screens.

Distribution Revenues. Exhibitors retain a portion of the gross box office receipts generated by a film at a given theater. This portion includes a fixed amount per week to help cover the exhibitor's operating costs plus a percentage of receipts that escalates during a film's exhibition in the theater. These percentages may vary from film to film, but the exhibitor generally retains approximately 50% of a film's box office returns. The box office performance of prior releases of a distributor or producer is an important factor in negotiating these percentages.

For the home video market, the distributor sells video copies of a film in the form of video cassettes or DVDs to retailers. Retailers then rent these units to consumers. Traditionally, retailers retained all of the rental revenue a film generated. Recently some distributors have adopted a strategy known as revenue sharing, where they sell video units of a film to retailers at reduced prices in exchange for the right to receive a portion of the rental revenues. Regardless of which approach a distributor adopts, the amount of revenue generated in a film's video release generally correlates to a film's domestic box office performance.

Television rights include pay-per-view, pay cable, network, syndication and basic cable. The value of television rights is generally based on the success of a film at the box office, as well as a film's cast and genre. Network television rights are typically licensed only in the event of a highly successful theatrical release. Pay-per-view and cable rights may be licensed even in the event of an unsuccessful theatrical release or no theatrical release at all.

Typically, a direct to cable or direct to video release is undesirable unless a film is produced on a very low budget, as these release strategies often return substantially reduced revenues.

A distributor may also license a film for other forms of non-theatrical exhibition such as airlines, ships, military installations, prisons and hotels.

Over the last decade, the importance of various distribution avenues has changed dramatically. Although revenues from U.S. theatrical distribution have increased in recent years, most overall growth in the industry has come from international distribution, home video and pay television. For instance, foreign theatrical box office currently amounts to approximately 40% of the total box office for independent distributors.

Revenues from these various distribution channels shift substantially from year to year. Kagan World Media reports the following breakdown of world-wide revenues generated by the independent distributors Dimension, USA Films, Miramax, Lions Gate, Sony Classics, Artisan and Fine Line in 2001:

- 26% Theatrical world-wide revenues
- 56% Home Video world-wide revenues
- 18% Television world-wide revenues

Distribution Costs. Distribution costs are primarily incurred by duplicating the prints of a film to be exhibited on the required number of screens (based on the distributor's release strategy), and advertising and promoting a film. These combined costs are typically known within the industry as "prints and advertising".

Advertising costs include promoting a film through theatrical trailers, magazine ads, television ads, radio ads, billboards, websites, press releases, film festivals, interviews, celebrity appearances and premieres. For a major theatrical release, advertising costs are the most significant distribution expense because wide-release strategies usually include expensive television advertisements and large scale media campaigns. The size of the marketing and advertising budget is typically associated with the expected number of screens on which a film is debuted. If, for example, a film is considered a specialty film and the distributor elects to follow a limited release strategy in which a film is shown on less than 500 screens, the marketing and advertising budget would be commensurate. After a film's initial release, the distributor will continue to promote a film and spend certain advertising costs as it is released into other media windows. According to the MPAA, the average cost incurred by the majors in the domestic theatrical release of a film in 2002 was $30.6 million, and the average cost of domestically distributing a film through a mini-major was $11.2 million.

A distributor is usually responsible for a film's print and advertising costs within its exclusive territory. These costs are typically recouped by the distributor before a producer is paid revenues that exceed any negotiated cash advance the producer may have received. Distribution agreements will typically specify a minimum and maximum amount of print and advertising costs that the distributor will incur in distributing and promoting a film.

Distribution Fees. Revenues received by independent producers are impacted dramatically by fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and vary greatly depending upon a variety of factors, including the market in which a film is being released, the overall demand for a film, and the previous track record of the producers and talent involved in a film. For instance, distribution fees are typically 30 to 35% for domestic theatrical; 40% for foreign theatrical; 25% for the outright sale of foreign rights; and 25 to 35% for home video, pay cable and syndication sales.

Additional Revenues

Most films generate the vast majority of their revenues within two years of initial release and nearly all of their revenues within five years of release. If a film has viable franchise elements, such as potential sequel, merchandising or video game marketability, it may continue to generate significant additional revenues for many years after its initial release. It is impossible to predict the value of these additional revenue streams, and in many specialty movies, such as the Film, these additional revenues may be quite small.

Ancillary Revenues. Music from a film may be licensed for soundtrack releases, for public performances and for sheet music publications. Additional rights may be licensed to merchandisers for the manufacture of products related to a film, such as video games, toys, posters, apparel and other merchandise. Rights may also be licensed for sequels to a film, for television programming based on a film or for related book publications.

Residual Revenues. Regardless of the various distribution licenses a producer obtains to exhibit a film, the actual ownership of a motion picture's copyright often remains with the production company.

Copyright protection in a motion picture continues for 95 years from publication or 120 years from creation, whichever is shorter. Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor and others. These individuals are not always considered the "authors," however, because a motion picture is frequently a "work made for hire." In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes. For instance our Film, "Billy Dead", will be a work made for hire and Billy Dead, Inc. will be the author for copyright purposes.

Distribution rights are typically licensed for a specified number of years, which may range from less than ten years to "in perpetuity". These rights often revert back to the holder of a film's copyright after the specified period of time elapses. Although no one can be certain of the value of these residual rights, some older films retain considerable popularity and may be re-licensed for theatrical or television exhibition years after their initial release. In addition, new technologies brought about by the continuing improvements in technology, such as the Internet, occasionally create new exhibition opportunities for licensing by entities that own motion picture copyrights.

Various companies, primarily film distributors and film production companies, acquire and manage long term residual interests in movies through the maintenance of "film libraries". Producers often choose to sell their long term rights or otherwise assign a film's copyrights and trademarks to companies that maintain film libraries. This may be done as part of a comprehensive initial licensing or distribution deal, or a production company may retain these rights to be exploited separately from an initial distribution deal.

Management's Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements, related notes and other financial information contained elsewhere in this prospectus.

Estimated Startup, Film Development and Offering Expenses

We are a development stage company and lack any historical operating income. As of the completion of this offering, assuming that this offering is completed within a reasonable time frame, we estimate that our expenses will be: (1) initial corporate startup costs of approximately $40,000; (2) film development costs of approximately $23,000; and (3) expenses associated with this offering of approximately $150,000, excluding the underwriting commission.

Liquidity and Capital Resources

We expect that the funds provided by this offering will be sufficient for us to produce the Film, license the Film's distribution rights and provide for three years of general corporate expenses, if required.

Unlike a major studio which has resources to produce and distribute many movies, we plan to produce one film. If we do not complete the Film, we do not anticipate producing another movie. In addition, if the Film is commercially unsuccessful we will not have the capital resources to produce another film.

Source of Revenue

After completing the Film we intend to license it through domestic and international distribution channels, beginning with theatrical exhibition. We plan on making the Film available for home video and pay-per-view television approximately six months after theatrical release and for pay television approximately one year after theatrical release. See "The Motion Picture Industry" and "The Company — Strategy for Licensing the Film's Distribution Rights".

We do not intend to pursue other operations besides commercializing the Film. In addition, our amended certificate of incorporation and bylaws require that any decision to change the course of our operations, such as by producing another movie (other than a sequel or other project based upon the copyright of the Film), would require a majority vote from the Series A preferred stockholders.

Future Results of Operation

Our future operating results will be subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.

Revenue Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. We intend to recognize revenues from home video distribution during the period the Film is available for retail sale.

Expense Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to initially capitalize the production costs of the Film. We will then amortize these production costs based upon the following ratio:

- the revenue earned in a given period; compared to

- our projections of the total revenues the Film may eventually realize.

We expect that the Film will generate the majority of its revenues within two years of its initial release, after exhibition in theatrical, home video, pay television and pay-per-view markets. Therefore, a majority of its production costs will have been amortized.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict Billy Dead, Inc.'s income or losses with any accuracy. We therefore intend to regularly review and revise our revenue projections, which may result in a change of either the rate at which we amortize our production costs, or a write-down of the Film as an asset.

The Film is more likely to report losses, particularly in the year of its release, by using this method of accounting for production costs. This is because, if we estimate that our revenues will ultimately fall short of our projections, we will immediately recognize substantial losses through increased amortization. However, if the Film is a success, profits will be recognized over our estimate of the Film's entire revenue stream. This may result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our ability to generate revenues throughout the various distribution channels.

Termination Plans

The following section includes brief discussions of certain U.S. federal tax issues that may result from a decision to dissolve Billy Dead, Inc.   We have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning our Series A preferred stock upon our dissolution. As a result, the IRS could disagree with portions of this discussion. You are urged to consult your own tax advisor with respect to the particular tax consequences of your ownership and disposition of our Series A preferred stock, including the effect of any state, local, foreign or other tax laws; or any changes in tax laws.

A typical film project generates the vast majority of its revenues within two years of its initial release and nearly all of its revenues within five years of release. We therefore anticipate that at some point within five years of the Film's initial release the expenses involved in maintaining our existence as a public company will begin to exceed the revenues then being generated by the Film. When expenses appear likely to exceed revenues in this manner, we intend to dissolve Billy Dead, Inc. and distribute our remaining assets to our stockholders.

Liquidation of Assets. If we decide to dissolve, we anticipate having both tangible and intangible assets. Our tangible assets will consist of the Film's net proceeds, if any. Our intangible assets will consist of:

- any present or future rights to license the Film for distribution that we have retained or that will eventually revert back to us; and

- any present or future residual rights we have retained to license or assign the Film's copyrights and trademarks for use in connection with sequels, adaptations, novelizations, merchandising and other ancillary projects.

The first step in dissolving Billy Dead, Inc. will be to sell these intangible assets to a company that maintains a film library or is otherwise in the business of acquiring or managing residual interests in movies. We may sell our intangible assets for cash, stock in the acquiring company, or some combination of the two.

We plan to begin negotiating with potential purchasers of our intangible assets before our expenses exceed our revenues. The more attractive the offer we receive from a potential purchaser, the earlier we will consider a sale. Nevertheless, you cannot be certain that we will identify a suitable purchaser for our intangible assets before our expenses exceed our revenues. As a result, we may be forced to either sell our intangible assets for less than their true value, or incur losses as we seek a more attractive offer. See "Risk Factors".

If we are unable to complete production of the Film, no sale of assets will be required before dissolution. Our assets would consist of any funds we receive under the terms of a completion bond agreement, and any remaining proceeds from this offering.

Distribution to Stockholders. The Delaware General Corporation Law and our articles of incorporation provide the manner in which our assets must be distributed on dissolution.

- **First,** dissolution must be approved by a vote of 50% of the outstanding shares of our capital stock, voting together as one class, where the holders of common stock have one vote per share and where the holders of Series A preferred stock have one-half vote per share. See "Description of Securities".

- **Second,** we will pay any remaining obligations of Billy Dead, Inc., including any remaining contingent compensation, such as residual payments to creative guilds or "net participation" payments to creative participants.

- **Third,** we will be required to set aside an amount we believe is reasonably necessary to pay any known, pending or future claims against, or obligations of, Billy Dead, Inc. As far as we are aware there are no customary additional amounts (or percentages of assets) that movie production companies generally set aside upon dissolution. We therefore intend to set aside a reserve for taxes and further use our best judgment to determine if we should set aside any additional amounts.

- **Fourth,** we will make a distribution to the holders of our Series A preferred stock of up to $8.75 per share (the price at which we are selling shares of Series A preferred stock in this offering) less any cash previously distributed to such holders. If our remaining assets are insufficient to make this distribution, we will distribute these assets proportionately among the preferred holders.

- **Fifth,** if we make a full distribution of $8.75 to the Series A preferred stockholders and still have assets remaining for distribution, we will distribute 80% of these assets to the Class A preferred stockholders and 20% to the common stockholders.

If the warrants to be issued to Civilian Capital to purchase 54,000 additional shares of Series A preferred stock have been exercised by Civilian Capital prior to dissolution, the aggregate amount to be distributed to the holders of Series A preferred stock, which will equal 80% of the total amount to be distributed to the holders of all our capital stock, will be allocated among 954,000 outstanding shares of Series A preferred stock, rather than among only the 900,000 shares to be issued in this offering.

Cash flow distribution model. The following chart illustrates the possible cash flow we anticipate for Billy Dead, Inc. This is a simplified overview of a very complex process and does not take into account certain intricacies, such as tax laws, any residual payment obligations we may be required to pay creative guilds, or any amounts we will be required to set aside to pay any anticipated claims against Billy Dead, Inc. We cannot be certain that there will be any assets available for distribution to our Series A preferred stockholders if we decide to dissolve, or that any such distributions will allow our stockholders to recover the full amount of their investment.

Nonetheless, we feel it may be useful to potential purchasers of our Series A preferred stock to present the following flow-chart:



Revenues
Theatrical / Box Office
DVD / Video Sales & Rental
Pay & Other Television
Other: • Non-Theatrical • Ancillary
Less
Distribution Costs
Proceeds ("Gross Receipts")
Billy Dead, Inc.
Less
Film Costs, Corporate Expenses & Taxes
Reserve for
Series A Preference of up to $8.75 per share
Distribute upon dissolution
Series A (Investors)
Resulting in
Adjusted Cash Balance ("Adjusted Gross Receipts")
62.5% Reserve
37.5% Contingent Compensation
(29%)
(8.5%)
Shareholder Distributions
Non-Founders
Founders
80%
Distribute upon dissolution
20%
Series A (Investors)
Common (Founders)

Tax Consequences of a Liquidating Distribution. If we dissolve and completely liquidate Billy Dead, Inc., we intend to organize our liquidating distribution: (1) as a tax free return of capital to our stockholders; and then (2) as taxable capital gains paid from our earning and profits.

A return of capital would be, in this case, a return of any portion of your $8.75 per share investment in our Series A preferred stock, which would therefore reduce the basis of your investment. In other words, any liquidating distributions you receive are not taxable until you have recovered the basis of your stock. After the basis has been reduced to zero, you must report the liquidating distribution as a capital gain. Whether you report the gain as a long-term or short-term capital gain depends on how long you have held the stock.

If the total liquidating distribution you receive is less than the basis of your stock of $8.75 you may have a capital loss. You can report a capital loss after receiving a

final liquidating distribution that results in the redemption or cancellation of our Series A preferred stock.

Recent changes in tax laws may impact our decision as to whether we liquidate Billy Dead, Inc. or distribute our profits to stockholders through alternate mechanisms, such as dividends. We intend to make this decision based upon our consideration of then current tax laws. Regardless of our decision, our strategy will be to return capital to our stockholders while minimizing the tax consequences of such a return.

Management

Executive Officers & Directors

The following sets forth certain information regarding our executive officers, directors as of August ___, 2003:

Name	Age	Position
Charles F. Ryan III……………..	40	Chairman, Chief Executive Officer and Chief Financial Officer
Julie G. Lynn…………………..	36	Vice President, Secretary and Director
Brett W. Young…………………	39	Director
Peter Fuhrman…………………..	44	Director

Charles F. Ryan III has served as our Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors since our inception. From June, 1999 to present, Mr. Ryan has served as a partner in Mockingbird Pictures, a movie production company he co-founded with Julie Lynn. From February 2001 through March 2002, Mr. Ryan was a senior investment banker at Credit Suisse First Boston, where he was responsible for mergers and acquisitions across a number of industry segments including media and telecommunication, healthcare and general industrial. From July of 1999 through February 2001, Mr. Ryan was the Chief Financial Officer for IFILM, an Internet company with the largest library of on-demand film online. From June 1996 through March of 1999, Mr. Ryan was a Vice President at Goldman Sachs, specializing in corporate finance and mergers and acquisitions in the healthcare industry. Prior to that Mr. Ryan was in the mergers and acquisitions group at Morgan Stanley. Mr. Ryan received his MBA from the Anderson School of Management at UCLA and his B.S. from the McIntire School of Commerce at the University of Virginia.

Julie G. Lynn, who has served as our Vice President, Secretary and member of our board of directors since our inception, has agreed to produce the Film. As the producer, Ms. Lynn will be primarily responsible for coordinating the logistical elements of production, such as hiring personnel; securing locations; contracting for production facilities; and managing the Film's schedule and budget.

Ms. Lynn's first film as an associate producer was the 1998 film "Still Breathing". Ms. Lynn then served as an associate producer on both "Kill the Man" (1999) and "Twin Falls Idaho" (1999).

Ms. Lynn's films as a co-producer are the Emmy Award winning HBO film "Wit" (2001), directed by Mike Nichols, and the drama "Joe and Max" (2002), produced for the Starz network. Ms. Lynn then supervised Production of the horse unit for Gary Ross's "Seabiscuit," which was produced by Universal Pictures, Dreamworks Entertainment and Spyglass Entertainment and was released in July of 2003. Ms.

Lynn is producing "Fathers And Sons", which wrapped principal photography in the summer of 2003, and features an ensemble cast including Samantha Mathis, John Mahoney, Clea DuVall, and Bradley Whitford.

From 2001 until the present, Ms. Lynn has served as the President and Secretary of Apologetic Productions, Inc., a movie production company where she is the sole owner and manager. From June of 1999 until the present, Ms. Lynn has served as a partner in Mockingbird Pictures, a movie production company she co-founded with Charles Ryan. From March of 1996 until May of 1999, Ms. Lynn worked as the Vice President of Production for the Fresh Produce Company, a movie production company. From September of 1994 until March of 1996, Ms. Lynn developed movies as a Creative Executive at Mark Johnson Productions. Before working in film production, Ms. Lynn practiced law as the Director of Programming and the Arts for the non-profit Thomas Jefferson Center. Ms. Lynn received her J.D. from the University of Virginia's Law School, and a B.A. from its College of Arts and Sciences.

Brett W. Young has served as a director since our inception. Mr. Young has been an independent financial consultant since 1996. In this capacity he has raised capital for various early-stage companies specifically in the information technology, healthcare technology and services, and financial services industries. From 1989 to 1996, Mr. Young was employed with HYY Group, a broker-dealer and asset management company located in New York City, as an analyst and portfolio manager. From 1986 to 1989, Mr. Young was employed as an analyst with Levy Harkins & Co., an asset management company located in New York City. Mr. Young is also a minority stockholder of Civilian Pictures, the parent entity of our underwriter. Mr. Young graduated from Rutgers College with a B.S. in Economics in 1986.

Peter S. Fuhrman is currently Chief Executive Officer of San Vicente Group, a venture capital and merchant banking corporation based on Los Angeles. In 2001 Mr. Fuhrman organized and led a successful effort by the shareholders of San Vicente Group to replace management and several directors, and was then elected to serve as CEO. San Vicente then sued the former officers and directors for mismanagement and breaches of fiduciary duty, and Mr. Fuhrman devised and implemented new corporate governance procedures to increase board accountability at San Vicente. Mr. Fuhrman also supervised the distribution of a significant portion of San Vicente's assets to its shareholders. In connection with the litigation, San Vicente commenced a Chapter 11 proceeding in bankruptcy in January of 2003. Previously, Mr. Fuhrman served as a principal and board member of GVOX Inc, an entertainment computer hardware and software company with a range of proprietary, patent-protected products for the music composition and music education markets. Prior to this, for nine years, Mr. Fuhrman worked in the US and Europe as a journalist and executive for Forbes Inc., a diversified publishing and media company. He ran Forbes' European editorial operations for three years, between 1992-1995, from Forbes' European headquarters in London. Mr. Fuhrman holds a BA degree, Summa Cum Laude, from Tufts University and a Masters degree from Cambridge University in the UK.

Other Key Personnel

Keith Gordon has agreed to direct the Film. As the director, Mr. Gordon will be primarily responsible for overseeing the creative elements of the filmmaking process such as acting, cinematography, set design and post-production.

Mr. Gordon began his professional life as an actor, appearing in leading roles in John Carpenter's "Christine"; Brian De Palma's "Dressed To Kill" and "Home Movies"; the hit comedy "Back To School"; as well as supporting roles in numerous films, including Bob Fosse's "All That Jazz". He simultaneously worked extensively in New York theater, both on and off Broadway.

Mr. Gordon then starred in, co-wrote and co-produced the independent feature "Static", which earned him the Best Actor award at the 1987 Madrid Film Festival.

In 1989, Mr. Gordon wrote and directed "The Chocolate War", adapting Robert Cormier's classic novel. Mr. Gordon received an IFP/Spirit Award nomination for best first feature.

Next, Mr. Gordon adapted and directed "A Midnight Clear" from the William Wharton autobiographical anti-war novel of the same name. The film starred Ethan Hawke and Gary Sinise and was listed in numerous year-end "10 best" lists. Mr. Gordon received his second IFP/Spirit Award nomination, this time for Best Screenplay.

In 1997, Mr. Gordon produced and directed "Mother Night", starring Nick Nolte, from the classic, blackly comic Kurt Vonnegut novel. It was named one of the 10 best films of the decade by critic David Sterrit of the Christian Science Monitor.

In 2000, Mr. Gordon's feature adaptation of Scott Spencer's mysterious, romantic novel "Waking the Dead" was released. It starred Billy Crudup and Jennifer Connelly, and was executive produced by Jodie Foster. The film received an IFP/Spirit award nomination for best screenplay, and was praised by the Los Angeles Times as "impressive and satisfying, a rich and provocative experience" and by the San Francisco Chronicle as "one of the most powerful romances of recent years."

In the summer of 2002, Mr. Gordon completed filming "The Singing Detective", starring Robert Downey Jr., Mel Gibson, Adrien Brody, Katie Holmes and Robin Wright-Penn. The movie is an update of the classic, surreal BBC series, adapted by the original writer — the acclaimed Dennis Potter — before his death. After the film debut at the 2003 Sundance Film Festival, Daily Variety Magazine commented: "Gordon again demonstrates the intelligent craftsmanship that marked such ambitious prior efforts as 'Mother Night,' 'A Midnight Clear' and 'The Chocolate War.'" Paramount Classics licensed the distribution rights for "The Singing Detective" in February 2003, and the film is scheduled for a U.S. theatrical release in October 2003.

Mr. Gordon has also directed several television pieces, including two segments of Oliver Stone's "Wild Palms" mini-series for ABC; an episode of Barry Levinson's "Homicide"; two episodes of Paul Attanasio's series "Gideon's Crossing"; an episode of Showtime's award-winning film-noir anthology series "Fallen Angels"; and two episodes of FOX's "Twilight Zone" style anthology series "Night Visions".

Mr. Gordon has worked for a variety of companies as a director, writer or producer, including Baltimore Pictures, Propaganda Films, Showtime Networks, The American Broadcasting Company, NBC Studios, Fine Line Features, New Line Cinema, Icon Entertainment, Warner Brothers Television, Touchstone Televisions, Gramercy Pictures, Egg Pictures and Polygram Pictures.

Ethan Hawke is acting as an executive producer for the Film and has indicated to us in writing his interest in playing the lead role of "Ray Johnson". As an executive producer, Mr. Hawke has been instrumental in developing the project, a role which is essentially over. However, we expect Mr. Hawke to continue to assist us by attracting additional name talent to the project and in marketing the Film. Mr. Hawke is co-founder and artistic director of the non-profit New York City theatre company Malaparte. He has directed the films "Straight to One" (1994) and "Chelsea Walls" (2001) and has written the novels "The Hottest State" and "Ash Wednesday".

Mr. Hawke made his film acting debut in 1985's "Explorers", but first gained audience attention in "Dead Poets Society" in 1989. Mr. Hawke has since acted in "Dad" (1989), "White Fang" (1991), "Mystery Date" (1991), "A Midnight Clear" (1991), "Waterland" (1992), "Rich In Love" (1992), "Alive" (1993), "Reality Bites" (1994), "White Fang 2" (1994), "Quiz Show" (1994), "Floundering" (1994), "Before Sunrise" (1995), "Search And Destroy" (1995), "Gattaca" (1997), "Great Expectations" (1998), "The Newton Boys" (1998), "The Velocity Of Gary" (1998), "Joe The King" (1999), "Snow Falling On Cedars" (1999), "Hamlet" (2000), "Tell Me" (2000), "Waking Life" (2001), "Tape" (2001), and "Training Day" (2001) for which he was nominated for an Academy Award for Best Supporting Actor. Mr. Hawke recently finished filming "Taking Lives" with Angelina Jolie and is currently working on a sequel to the Richard Linklater film "Before Sunrise".

Erwin Stoff has agreed to work with Mr. Hawke as an executive producer on the Film. As an executive producer initially developed the material, working with Mr. Hawke. Further, he will assist us on the casting arrangements for the Film, consult with us on production issues and help facilitate licensing the Film to distributors.

Mr. Stoff is a principal partner of 3 Arts Entertainment, a motion picture development and talent management company. As a manager, Mr. Stoff's clients include Mathew Broderick, Chris Rock, Ethan Hawke, and Keanu Reeves. He has also produced or co-produced "Bill & Ted's Bogus Journey" (1991), "Excessive Force" (1993), "Picture Perfect" (1997), and "Sweet November" (2001).

Mr. Stoff's first motion picture as an executive producer was the 1986 Wes Craven-directed made-for-TV movie, "Casebusters". He has since executive produced "Loaded Weapon 1" (1993), "Chain Reaction" (1996), "Feeling

Minnesota" (1996), "The Devil's Advocate" (1997), "The Matrix" (1999), "Austin Powers - The Spy Who Shagged Me" (1999), "The Replacements" (2000), and "Hardball" (2001).

Time Requirements for our Management

Mr. Ryan, Ms. Lynn, Mr. Gordon and other personnel involved with Billy Dead Inc. and the Film be will be working for us on an "as needed" basis and intend to commit as much time as required depending upon the phase of the Film's production or commercialization. Most personnel involved with the Film, including members of our management team, may have commitments to other film or television projects in which they are involved that, depending upon the phase of production for those projects, may take precedence over their duties to Billy Dead, Inc.

For instance, our principal photography phase will demand full time services from substantially all of our personnel, including Mr. Ryan, Ms. Lynn and Mr. Gordon. After the completion of the Film the duties of these personnel will decrease. Any commitments these personnel have to projects other than the Film are also likely to be "as needed" and will increase or decrease depending upon the degree of other film production they may be involved with at any given time.

Board of Directors

We have composed our board to assure that the film's producers (who include Mr. Ryan, Mr. Gordon and Ms. Lynn) will have substantially complete control in all important matters relating to production and distribution of the Film and thus allow for the prompt decision making needed in making a film and entering into distribution agreements. We have attempted to protect investors' interests by obtaining two independent directors, combined with certain provisions of our bylaws and our amended and restated certificate of incorporation.

Our bylaws require that any related party transaction, including any loans to us from related persons or from us to related persons, must be on terms no less favorable than could be obtained by an unaffiliated third party and must be approved by a majority of the directors, including a majority of our disinterested directors.

Additionally, our amended and restated certificate of incorporation provides that any transaction relating to a material portion of our assets involving us and an affiliated person requires a "super-majority" vote of the stockholders; that is approval from a majority of the total number of votes of common stock and preferred stock, voting together as a class, as well as the majority of the shares of the Series A preferred stock then outstanding.

Our agreement with the underwriter provides that for a period of three years after the effective date of the Registration Statement, Civilian Capital shall have the right to designate for election one individual to our Board of Directors. This person must be mutually acceptable to us and Civilian Capital. Brett Young is the designee of Civilian Capital. See "Underwriting".

Mr. Young owns less than 5% of the parent company of the underwriter, Civilian Pictures, and is not actively involved with the underwriter or its parent company and has no title or position with either.

Audit and Compensation Committees

Our Audit Committee's responsibilities include:

- selection of the independent public accountants retained to conduct the annual audit and quarterly review of our financial statements;
- reviewing the proposed scope of the audit and approving the audit fees to be paid;
- reviewing our accounting and financial controls with the independent public accountants and our financial and accounting staff;

The members of our Audit Committee are Messrs. Ryan, Young, and Fuhrman.

The Audit Committee has adopted charters governing its duties and responsibilities.

Our Compensation Committee's responsibilities include:

- reviewing and approving transactions between us and our directors, officers and affiliates; and
- providing a general review of our compensation plans and ensuring that they meet corporate objectives.

The members of our Compensation Committee are Messrs. Young and Fuhrman.

Mr. Young and Mr. Fuhrman have never been officers or employees of Billy Dead, Inc. Because of the independence of Mr. Young and Mr. Fuhrman from the affairs of Billy Dead, Inc. they comprise the majority of the Audit Committee and are the sole members of our Compensation Committee (and in such capacity approve the compensation arrangements and stock grants to company insiders, such as Mr. Ryan and Ms. Lynn, as well as to Mr. Gordon, who will be the director of the Film). Additionally, Mr. Young and Mr. Fuhrman, as our outside directors, are required to ratify any affiliated transactions. See "Certain Transactions".

Neither of our executive officers serve either as a director of any entity that has executive officers serving on our board of directors, or on a committee of any entity that has executive officers serving on our board of directors.

Stock Purchases & Compensation of our Board of Directors

Our four directors, Mr. Young, Mr. Fuhrman, Charles Ryan, our Chief Executive Officer and Chief Financial Officer, and Julie Lynn, our Vice-President and Secretary, have purchased an aggregate of 216,000 shares of common stock in connection with their agreement to serve on our board of directors. Upon our founding, Ms. Lynn initially purchased 30,000 shares (for $30), Mr. Ryan initially purchased 114,000 shares (for $144) and Mr. Young initially purchased 72,000 shares (for $72). In August 2003, Billy Dead, Inc. repurchased 36,000 shares from Mr. Young (for $36), which left Mr. Young holding 36,000 shares, and at the same time Mr. Fuhrman purchased 36,000 shares (for $36). Billy Dead, Inc. has the right to repurchase all of these shares from each director for the initial purchase price of

$0.001 per share if at any time prior to the successful completion of this offering he or she is no longer a director. Of these shares, 75% may be repurchased by us at any time prior to the first anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the stockholders for "cause". Of these shares, 50% may be repurchased by us between the first and second anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the stockholders for "cause".

After the second anniversary of the successful completion of this offering we will no longer have any repurchase rights for any director's shares. In addition, if a director is not re-elected prior to the second anniversary of this offering, Billy Dead, Inc. will no longer have any repurchase rights for such director's shares.

None of the directors are receiving cash compensation for their duties as directors and will only be able to receive compensation through returns received from their common stock holdings, if any. We intend to reimburse all of our directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings.

Limitation on the Liability of Directors and Indemnification Matters

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Our certificate of incorporation, as amended, limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

- any breach in their duty of loyalty to Billy Dead, Inc. or our stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- unlawful payments, dividends, stock repurchases or redemptions; or
- any transaction from which a director derives an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation, as amended, and our bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of any indemnified parties. We will also advance fees for the defense of any matter for which indemnification may be available, provided that the indemnified party delivers an undertaking to reimburse such advances if he or she is ultimately determined not to be entitled to indemnification. We are not

obligated, however, to make advances in instances where we have sued the indemnified party for certain types of wrongdoing.

Regardless of whether our bylaws permit indemnification, we are permitted to secure insurance on behalf of any officer, employee or other agent for any liability arising out of his or her actions either: in their capacity as an officer, employee or other agent of Billy Dead, Inc.; or in certain other capacities, such as serving as a director of another corporation at the request of our board of directors. We intend to obtain such insurance in amounts our board of directors considers appropriate.

Executive Compensation and Stock Grants

Billy Dead, Inc. was recently formed and none of our executive officers has thus far received any cash compensation for his or her roles as officers and directors of Billy Dead, Inc.

Charles Ryan. As compensation for serving as our Chief Executive Officer and Chief Financial Officer, Mr. Ryan will receive:

- cash compensation of $25,000, to be paid upon the successful completion of this offering (of which $20,000 had accrued as of June 30, 2003) which is included in "Use of Proceeds" as a startup expense;

- additional cash compensation of $150,000 to be paid ratably over a three year term commencing with the completion of this offering, which is included in "Use of Proceeds" as a general and administrative expense;

- a right to contingent compensation equaling 1.0% of the "adjusted cash balances" of Billy Dead, Inc. as described in "The Company — Industry Compensation Arrangements".

In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusions such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

Mr. Ryan purchased 144,000 shares of our common stock for $144 in February of 2003. Together with the 114,000 shares Mr. Ryan purchased in connection with his agreement to serve on our board of directors, his 258,000 total shares of common stock represent 28.7% of the common stock outstanding.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause", a portion of his 144,000 shares of common stock are subject to our re-purchase for the initial purchase price of $0.001 per share.

The portion of his common stock subject to our repurchase is:

- 100% prior to the completion of this offering;

- 75% prior to the first anniversary of the completion of this offering;

- 50% prior to the second anniversary of the completion of this offering; and

- 25% prior the third anniversary of the completion of this offering.

After the third anniversary of the successful completion of this offering, or if we terminate Mr. Ryan's employment at an earlier date without cause, we will no longer have any repurchase rights for Mr. Ryan's shares.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause" before we have finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture. The portion of his contingent compensation subject to forfeiture is:

- 100% prior to the completion of pre-production;
- 80% prior to the completion of principal photography;
- 20% prior to the completion of post-production; and
- 10% prior to the delivery of the final version of the Film.

Julie Lynn. In addition to serving as the unpaid Vice President and Secretary of Billy Dead, Inc., Ms. Lynn has entered into a production services agreement with us to serve as the Producer of the Film. As the Producer, Ms. Lynn will:

- continue her various pre-production efforts on behalf of the Film's development;
- produce the Film;
- supervise post-production in her capacity as the Film's producer; and
- assist in the promotion of the Film upon its release.

Ms. Lynn will also lease office space to us at the cost of $100 per year through an arrangement with her production company, Apologetic Productions. See "Certain Transactions".

As compensation for her efforts as the Film's producer, Ms. Lynn will be paid:

- cash compensation of $150,000, which has been included in the "above-the-line" section of the Film's production budget (See "Use of Proceeds);
- a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of Billy Dead, Inc. as described in "The Company — Industry Compensation Arrangements".

Ms. Lynn purchased 270,000 shares of our common stock for $270 in February of 2003. When combined with the 30,000 shares Ms. Lynn purchased in connection with her agreement to serve on our board of directors, her total of 300,000 shares of common stock represent 33.3% of the common stock outstanding.

Ms. Lynn will receive 20% of her cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by us for "cause" prior to the completion of her duties a portion of her contingent compensation interest is subject to forfeiture and a portion of her 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of her cash compensation, contingent compensation and common stock subject to forfeiture are:

- 100% prior to the completion of pre-production;

- 80% prior to the completion of principal photography;

- 20% prior to the completion of post-production; and

- 10% prior to the delivery of the final version of the Film.

Ms. Lynn's cash compensation, including her contingent compensation, will be paid through her film development company, Apologetic Productions. See "Certain Transactions".

Other Employment Agreements

Keith Gordon. In addition to being a founder of Billy Dead, Inc., Keith Gordon has entered into a production services agreement with us to serve as the director of the Film. As the director, Mr. Gordon will be responsible for:

- directing the Film;

- revising the script as needed;

- performing in the Film as needed;

- supervising post-production in his capacity as the Film's director; and

- assisting in the promotion of the Film upon its release.

As compensation for his efforts as the Film's director, Mr. Gordon will be paid:

- cash compensation of $250,000, which has been included in the "above-the-line" section of the Film's production budget (See "Use of Proceeds);

- a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of Billy Dead, Inc. as described in "The Company — Industry Compensation Arrangements".

Mr. Gordon purchased 270,000 shares of our common stock for $270 in February of 2003, which represent 30% of the common stock outstanding. Mr. Gordon will receive 20% of his cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Mr. Gordon resigns as Director of the Film or is terminated by us for "cause" prior to the completion of his duties a portion of his contingent compensation is subject to forfeiture and a portion of his 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of his contingent compensation and common stock subject to forfeiture are:

- 100% prior to the completion of pre-production;

- 80% prior to the completion of principal photography;

- 20% prior to the completion of post-production;

- 10% prior to the delivery of the final version of the Film.

Mr. Gordon's cash compensation, including his contingent compensation, will be paid to him through his creative services company, Sidetracked Productions, Inc., which we refer to in this prospectus as Sidetracked Productions. See "Certain Transactions".

We believe that fees in our budget for Mr. Gordon and Ms. Lynn are consistent with standard compensation for a director or producer of a movie at this budget level and were on terms that were as favorable to us as those generally available from an unaffiliated third party. We also believe that the "net participations" we have arranged with them as contingent compensation and the terms relating to their forfeiture are customary for a movie at this budget level. See "The Company — Industry Compensation Arrangements".

We have included forfeiture provisions as part of Mr. Gordon's and Ms. Lynn's cash and contingent compensation arrangements, as well as re-purchase arrangements for their common stock purchases, so that we will be able to retain and provide adequate incentive for a qualified substitute if either of them is unable to fulfill their obligations on behalf of Billy Dead, Inc.

Mr. Ryan, Ms. Lynn and Mr. Gordon's compensation arrangements and common stock purchase agreements have been reviewed and approved by our compensation committee and by our board of directors.

Certain Transactions

Other than the transactions described below, since we were formed there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which any director or executive officer of Billy Dead, Inc., any holder of more than 5% of any class of our voting stock, any member of the immediate family of any such person or any persons who might be deemed promoters of this offering has had (or will have) a direct or indirect material interest.

Past affiliated transactions were entered into on terms that were as favorable to us as those generally available from unaffiliated third parties and were ratified by Brett Young, who at that time was our sole outside director and who had no interest in these transactions. Additionally, our bylaws provide that any future transactions between us and any officer, director or holder of 5% of any class of our voting stock, or any member of the immediate family of any such person, including any loans to us from such persons or from us to such persons, will be on terms no less favorable than could be obtained by an unaffiliated third party and must be approved by a majority of the directors including a majority of the disinterested directors who had access, at our expense, legal counsel.

Our Amended and Restated Certificate of Incorporation provides that any transaction relating to a material portion of Billy Dead, Inc.'s assets involving us and an affiliated person will require a "super-majority" vote of our stockholders, including a majority of the shares of the Series A preferred stock then outstanding.

Promoters. Mr. Ryan, Ms. Lynn and Mr. Gordon, each of whom took an active role in our founding, are considered "promoters" under applicable securities laws. Civilian Capital, who has played a larger role in Billy Dead, Inc.'s formation and in the development of this offering than an underwriter would traditionally, could also be deemed a promoter, so we have included them in this discussion. See "Conflicts of Interest". In addition, because Civilian Pictures, the parent company of the underwriter, has paid certain expenses on behalf of the issuer, it could be deemed a promoter and we are thus including it in this discussion.

Other than the transactions or compensation disclosed in this prospectus, nothing of any value (including money, property, contracts, options or rights of any kind) has been received (or will be received) by any of the persons that are "promoters", directly or indirectly, from Billy Dead Inc., and no amount of any assets, services or other considerations has been received (or will be received) by Billy Dead, Inc. from them; and that no assets have been acquired (or will be acquired) from them.

Affiliated Transactions
Agreements with Keith Gordon / Sidetracked Productions. Mr. Gordon, a holder of more than 5% of our stock, is the sole owner and president of Sidetracked Productions, a creative services company which typically contracts Mr. Gordon's

services as a director, writer or actor. We have entered into a production services agreement with Sidetracked Productions in order to retain Mr. Gordon to serve as the director of the Film. Any cash compensation referred to in this prospectus relating to Mr. Gordon, including his contingent compensation arrangements, will actually be paid to Sidetracked Productions. See "Management — Other Employment Agreements" for a discussion of this compensation.

Agreements with Julie Lynn / Apologetic Productions. We have entered into a production services agreement with Apologetic Productions, a related party controlled by Julie Lynn, in order to retain Ms. Lynn, our Vice President, Secretary and member of our board of directors, to serve as the producer of the Film. Any cash compensation referred to in this prospectus relating to Ms. Lynn, including her contingent compensation arrangements, will actually be paid to Apologetic Productions. See "Management — Executive Compensation and Stock Grants" for a discussion of this compensation.

In January 2003, we entered into a lease agreement with Apologetic Productions providing, among other things, for the Corporation's rental of 250 square feet of office facilities at 2312 Lorenzo Dr., Los Angeles, California at a rate of $100 per year. This Lease was entered into in January 2003 and can be terminated by either party upon a 30-day written notice.

Agreements with Charles Ryan. We have entered into an agreement with Charles Ryan to serve as our Chief Executive Officer, Chief Financial Officer and the Chairman of our Board of Directors. See "Management — Other Employment Agreements" for a discussion of this compensation.

Other Transactions

Agreements with Civilian Capital. The Chief Executive Officer of Civilian Capital, Peter McDonnell, has guaranteed a line of credit we established with a bank in the amount of $50,000. As of December 31, 2002, $25,000 had been drawn from the line of credit, and as of June 30, 2003, $50,000 had been drawn from the line of credit.

The note bears a variable interest rate based on the bank's prime rate plus 1%, but shall not be less than 6%, which was the initial rate as of December 31, 2002. Accrued interest is due monthly and the note matures on December 23, 2003, at which time all outstanding principal and unpaid accrued interest is due.

Mr. McDonnell is receiving no compensation for guaranteeing this note and we intend to repay the line of credit from the proceeds of this offering or remove Mr. McDonnell from the note after the offering closes.

Agreements with Civilian Pictures. Civilian Pictures, Inc., the parent company of the underwriter, has granted options to purchase shares of its common stock to Keith Gordon, who is serving as the director of the Film, and Julie Lynn, who is serving as the Vice President and Secretary of Billy Dead, Inc. and the producer of the Film. The aggregate amount of the options granted to Mr. Gordon and Ms.

Lynn, if exercised, will amount to less than 0.5% of the outstanding common stock of Civilian Pictures.

Brett Young, who is a member of Billy Dead, Inc.'s Board of Directors, is the chair of the Audit Committee and a member of the Compensation Committee, is a minority stockholder of Civilian Pictures. Mr. Young is not an employee or Director of Civilian Pictures and holds less than 5% of its outstanding shares.

Civilian Pictures has agreed to pay certain of our actual, out-of-pocket set up, operating and offering related expenses and we have agreed to repay Civilian Pictures out of the proceeds of the offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of Billy Dead, Inc., and certain marketing expenses, such as web site development.

Total expenses incurred by Civilian Pictures on behalf of Billy Dead, Inc. total $20,066 as of December 31, 2002 and $43,603 as of June 30, 2003. If the offering is not successfully completed, Billy Dead, Inc. has no obligation to reimburse Civilian Pictures for these expenses. See "Underwriting" and "Conflicts of Interest".

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our shares as of September 3, 2003. The information is provided with respect to:

- each person who beneficially owns more than 5% of the outstanding shares of our common stock, which is the only stock we have outstanding previous to this offering;

- each member of our board of directors;

- each of the named executive officers; and

- all members of our board of directors and executive officers as a group (3 persons).

Subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned. The percentage of beneficial ownership for each stockholder is based on a total of 900,000 shares of common stock outstanding. The holdings of the persons listed below all are subject to certain rights Billy Dead, Inc. has to repurchase shares for nominal consideration in certain circumstances. See "Management". We also list below the percentage of votes each person would have after the completion of this offering, assuming the issuance of 900,000 shares of Series A preferred stock and taking into account the fact that the Series A preferred stock possesses only one-half vote per share.

Name of Beneficial Owner	Common Shares Beneficially Owned	% of Class	% of Votes after completion of offering
Charles F. Ryan III………………	258,000	28.7%	19.1%
2312 Lorenzo Dr.			
Los Angeles, CA 90068			
Julie G. Lynn……………...……	300,000	33.3%	22.2%
2312 Lorenzo Dr.			
Los Angeles, CA 90068			
Brett W. Young………………	36,000	4.0%	2.7%
5 Andrea Way			
Califon, NJ 07830			
Peter S. Fuhrman…..…………	36,000	4.0%	2.7%
11925 Wilshire Boulevard, #207			
Los Angeles, CA 90025			
Total Directors and Officers………..	630,000	70.0%	46.7%
Keith G. Gordon………………	270,000	30.0%	20.0%
c/o Dan Aloni			
United Talent Agency			
9560 Wilshire Blvd.			
Beverly Hills, CA 90212			
Total………………….………… …	900,000	100.0%	66.7%

Description of Securities

The following is a summary of material provisions governing our capital stock. This summary is not complete and you should read this together with our amended and restated certificate of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Upon the completion of this offering, our authorized capital stock will consist of:

- 900,000 shares of common stock, with a par value $0.001 per share, of which 900,000 shares are currently issued and outstanding; and

- 954,000 shares of Series A preferred stock, with a par value $0.001 per share and a liquidation preference of $8.75 per share, of which 900,000 shares will be issued and outstanding upon the completion of this offering and of which an additional 54,000 shares will be issuable upon exercise of the Underwriter's Warrants issued to Civilian Capital.

Description of Our Common Stock

- Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders.

- After all preferences have been paid to (or reserved on behalf of) our outstanding Series A preferred stockholders, common stockholders are entitled to receive 20% of the aggregate amount of any dividends that our board of directors may declare to our stockholders out of funds legally available for that purpose (with 80% of these dividends payments going to our Series A preferred stockholders).

- In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably with the Series A preferred stock in a ratio of 1:4, with the holders of common stock, as a class, receiving 20% of the remaining assets and the Series A preferred stock, as a class, receiving 80% of the remaining assets after payment of liabilities and any liquidation preference of Series A preferred stock that may be outstanding.

- The common stock has no preemptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

- Although we have the right to repurchase certain shares from the common stockholders, these stockholders have no right to redeem these shares from us for cash and have no pre-emptive rights.

Description of Our Series A Preferred Stock

- Our Series A preferred stock is not convertible into common stock.

- Each share of our Series A preferred stock entitles its holder to one-half vote on all matters to be voted upon by stockholders.

- Series A preferred stockholders have no fixed dividend rights and the stock contains no sinking fund provisions.

- If Billy Dead, Inc. decides to declare a dividend, the Series A preferred stock has a dividend preference equal to the issuance price of $8.75 per share.

- The Series A preferred stock has a liquidation preference of up to $8.75 per share.

- After all preferences have been paid to (or reserved on behalf of) our outstanding Series A preferred stockholders, Series A preferred stockholders are entitled to receive 80% of the aggregate amount of any dividends that our board of directors may declare to our stockholders out of funds legally available for that purpose (with 20% of these dividends payments going to our common stockholders).

- Upon dissolution, after the liquidation preference of $8.75 per share has been satisfied, the remaining assets, if any, would be distributed ratably to both the Series A Preferred and the common stock, as separate classes, in a ratio of 4:1, regardless of the number of shares of Series A preferred stock outstanding, with the holders of Series A preferred stock, as a class, receiving 80% of the remaining assets and the common stock receiving 20% of the remaining assets. See "Management's Plan of Operation".

- Series A preferred stockholders have no rights to redeem these shares from Billy Dead, Inc. for cash and no pre-emptive rights.

We have weighted our returns in favor of the Series A preferred shares to compensate for the fact that, upon the completion of this offering, the Series A preferred stockholders will have contributed $7,875,000, which is substantially all of the money we intend to use to produce the Film, operate Billy Dead, Inc. and pay for the expenses of this offering. By comparison, the holders of the common stock have contributed the nominal cash contribution of $900.

We currently have no plans to issue any shares of stock after the completion of this offering, other than upon exercise of the warrants to be issued to Civilian Capital, or, if we need to reissue shares of common stock to replace any of our current officers, directors or employees whose shares would first have been repurchased as a result of the termination of their affiliation with Billy Dead, Inc.

Our articles of incorporation, as amended, do not allow our board of directors to authorize any shares of stock in the future, other than outlined above, without approval from a majority of the Series A preferred shares which actually vote.

Warrants

At the closing of this offering we will issue a warrant to our underwriter, Civilian Capital, to purchase up to 54,000 shares of Series A preferred stock. The warrant will become exercisable on the first anniversary of the closing of this offering and will expire on the fifth anniversary. The Warrant will be exercisable at three different exercise prices:

- 18,000 shares at an exercise price of $9.19, which represents 105% of the public offering price of the shares of Series A preferred stock;

- 18,000 shares at $9.63, which represents 110% of the public offering price; and

- 18,000 shares at $10.06, which represents 115% of the public offering price.

The shares of Series A preferred stock underlying the warrants are identical to those offered to the public in this offering. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock. The warrants are non-transferable for the life of the warrants, except to officers of the underwriter; or by will, pursuant to the laws of descent and distribution, or by the operation of law. The expiration date of the warrants may not be extended.

Market for our common stock and related matters

There is currently no public market for any of our securities. All of our 900,000 shares of outstanding common stock are owned by five persons. Mr. Ryan, Ms. Lynn and Mr. Gordon, each of whom are deemed under the securities laws to be "promoters" in this offering, have agreed to escrow their common stock for a period of four years from the closing of the offering. The escrow agreement contains certain provisions which may allow some of these shares to be released prior to four years, and Billy Dead, Inc. will retain the right to buy back these shares in accordance with the terms of any employment or similar agreements. In addition, Messrs. Young and Fuhrman, the two non-employee directors, will be subject to "lockup" agreements restricting their ability to transfer their common stock for a similar four year period. We have no agreements with any of these five stockholders to register their common stock for resale. Since the only public trading market following the closing of this offering will be for our Series A preferred stock (not our common stock), it is unlikely that, even when such holders become eligible to sell their shares under Rule 144 of the Securities Act, assuming the escrow or "lockup" restrictions have expired, there will be any such market for their shares.

Provisions of our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by the board of directors, the Chairman of the board of directors or the Chief Executive Officer. Under our bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders must comply with various advance notice requirements.

Under the amended and restated certificate of incorporation, each share of Series A preferred stock has only one-half vote per share and each share of common stock has one vote per share. As a result, our founders, management and board, who hold all of the outstanding shares of common stock, will exercise effective control over a majority of the voting stock of Billy Dead, Inc. If our founders, management, and board act together, they can significantly influence those matters that require a vote of only a simple majority of voting shares. Such matters include: the election of our directors; our entering into a distribution agreement for the Film; the cessation of all or a substantial part of our business; or the dissolution of Billy Dead, Inc.

The amended and restated certificate of incorporation provides that for certain other significant matters an additional level of stockholder approval — approval by a majority of the shares of Series A preferred stock actually voting — is required. Examples of these significant matters include:

- amendments to our certificate of incorporation;

- the approval of a merger;

- any additional offerings of shares in Billy Dead, Inc.;

- making any additional film other than a sequel to the Film; and

- selling all of our assets (other than as part of a film distribution arrangement).

Finally, the amended and restated certificate of incorporation provides that the highest level of stockholder approval is required for any transaction relating to a material part of our assets that is between us and any of our affiliates. In that instance, approval requires the threshold approval of 50% of all voting stock outstanding and then a second level of approval from a majority of the shares of Series A preferred stock outstanding.

For those matters requiring approval of only 50% of the voting shares outstanding, such as the authorization of a film distribution, licensing or sale arrangement, the requisite approval could be obtained solely from our shares of common stock, without needing any votes from the holders of the Series A preferred stock. As a result, we would not be required to solicit proxies for approval of the holders of Series A preferred stock in such situations. Instead, we would only be required to notify our stockholders no less than ten days prior to the anticipated closing of the proposed distribution, licensing or sale arrangements.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Their address is 59 Maiden Lane, Plaza Level, New York, NY 10038; their general website is www.amstock.com; and their telephone number is (212) 936-5100.

Quotation of our Series A Preferred Stock
We intend to seek quotations for our Series A preferred stock on the OTC Bulletin Board, commonly known as the OTCBB. We do not intend to trade our Series A preferred stock on NASDAQ or list on an organized exchange. Inclusion on the OTCBB does not guarantee that an active and liquid trading market will develop.

Underwriting

Subject to the terms and conditions of the underwriting agreement, we have retained Civilian Capital to conduct this offering of 900,000 shares of our Series A preferred stock on a best-efforts, all-or-none basis. As of the date of this prospectus the underwriter has not established an underwriting syndicate and intends to conduct this offering as our exclusive agent. Civilian Capital has made no commitment to purchase all or any part of our Series A preferred stock. Civilian Capital has instead agreed to use its best efforts to find purchasers for our Series A preferred stock within a period of 90 days from the date of this prospectus, which may be extended by mutual consent of Billy Dead, Inc. and Civilian Capital for an additional 90 days.

In order to participate in this offering you must be a customer of Civilian Capital approved to invest in public offerings. Civilian Capital limits the maximum investment in public offerings for those who do not qualify as "accredited investors" under federal securities laws. These limits are determined on a case by case basis, with investments in IPOs generally prohibited if they exceed 10% of a customer's net worth (excluding home, home furnishings and automobiles). Civilian Capital may further limit customer investments in public offerings without notice. Civilian Capital does not limit the size of investments by customers who qualify as accredited investors. In addition, Civilian Capital has imposed varying suitability standards relating to a potential investor's income and/or net worth in several states where this offering may be sold. In some states, only accredited investors will be permitted to participate in this offering. Customers are notified of any state-specific suitability prior to being permitted to place a conditional offer at the Civilian Capital website at www.civilian.com.

Civilian Capital requires customers to fill out and sign a detailed customer suitability questionnaire (taking into account the customer's age, investment experience, goals and financial situation) and fund initial cash accounts at a minimum of $1,000. Initial account funding for Civilian Capital customers is accomplished by sending a check or wire for a minimum of $1,000 to Computer Clearing Services, the clearing broker for Civilian Capital (where customer accounts are held). The minimum amount of shares that an investor in this offering can request is 100 shares at a cost of $875.

Subscriptions to purchase shares of our Series A preferred stock will not be accepted until this registration statement has been declared effective by the Securities and Exchange Commission, the final prospectus becomes available and the offering has been cleared for sale within a given customer's state of residence. However, prior to the registration statement being declared effective, persons who open an online brokerage account with Civilian Capital and are approved for IPO investing will be permitted to place conditional offers to buy shares. Customers may cancel their conditional offers at any time prior to acceptance by Billy Dead, Inc., which can only occur after the offering has been declared effective by the SEC and, as applicable, additionally has been cleared for sale to the customer by the jurisdiction in which the customer resides.

The underwriter has currently obtained clearance to sell the shares, pending effectiveness of the registration statement of which this prospectus forms a part and pending delivery of certain signed agreements, in the following states and/or jurisdictions: Colorado, Connecticut, Georgia, Florida, Hawaii, Illinois, Indiana, Louisiana, Mississippi, Missouri, New York, Puerto Rico, South Carolina and Wyoming. If we do not obtain clearance to sell the shares from any of the states and/or jurisdictions which are not listed above, we will not be able to sell our shares in such states and/or jurisdictions. The underwriter has agreed, at the request of several states, that there will be certain limitations on investments that can be made by residents of those states and either additional or separate "suitability standards" required of such residents that must be satisfied in order for them to be able to invest in our offering. Those limitations and suitability standards are listed below:

STATE	LIMITATION AND/OR SUITABILITY STANDARD
Missouri	Sales are limited to accredited investors
South Carolina	Investors must have (i) a minimum annual gross income of $65,000 and a minimum net worth of $65,000, exclusive of automobile, home and home furnishings; or (ii) a minimum net worth of $150,000, exclusive of automobile, home and home furnishings

Civilian Capital does not require that investors in this offering fill out a separate subscription agreement or write checks payable to the escrow agent, Bank of the West. Instead, conditional offers will contain an explicit authorization permitting Computer Clearing Services, the underwriter's clearing broker, to debit customer accounts and transmit funds electronically to Bank of the West, as escrow agent, pursuant to the terms of the escrow agreement. Additionally, each customer is required to confirm that his or her financial status is current and provide certain additional information the underwriter will use to determine whether the customer is eligible to subscribe for shares in this offering.

Customers will be notified 48 hours prior to the offering being declared effective and will be required to re-confirm their conditional offer. If a customer does not confirm his or her conditional offer after receiving this notice, the conditional offer will become invalid. Additionally, customers must re-confirm their conditional offer and confirm that they have received the final prospectus if the offering price changes or the prospectus has been re-circulated.

Upon effectiveness of the offering, customers who reside in jurisdictions where the offering has been cleared for sale will be notified of their share allocation and have a final opportunity to cancel their conditional offer. This post-effective cancellation period will extend at least two hours after the offering is declared effective.

After this period has expired, conditional offers from these customers will be accepted as subscriptions to purchase shares. Customer funds for accepted subscriptions will be transmitted directly from customer accounts, held at Computer Clearing Services (Civilian Capital's clearing broker), to Bank of the West, as escrow agent, by noon the next business day.

Shares of our Series A preferred stock are being offered on a fully paid basis at $8.75 per share. Our stock will be issued to purchasers only if the proceeds from the sale of all 900,000 shares are released to us by the escrow agent. Until funds have been released by the escrow agent, any purchasers will be deemed subscribers and not stockholders. The funds in escrow will be held for the benefit of those subscribers and will not be subject to our creditors or applied to pay the expenses of this offering until the offering is closed and the proceeds are released to us by the escrow agent.

If all of the shares of Series A preferred stock are not sold within 90 days of this prospectus — or 180 days if we choose to extend the offering period — this offering will be canceled and all monies received and held in escrow will be promptly returned to the subscribers with interest and without deductions. During the period of escrow subscribers will not be entitled to refunds of their subscriptions.

In the event that demand for our Series A preferred stock exceeds the shares available, Civilian Capital will allocate our stock to their qualified customers on a "first come, first served" basis, taking into account customer suitability and overall demand. As a result, customers of Civilian Capital may be unable to obtain all or some of the securities they request.

Civilian is entitled to receive a cash commission of 7% of the gross proceeds of the securities sold and a warrant to purchase 54,000 shares of Series A preferred stock. See "Description of Securities". In addition, Civilian charges customers a clearing fee on equity trades executed through its brokerage services. Customers who receive shares in this public offering are subject to this clearing fee — which as of the date of this prospectus is a flat fee of $19.95, regardless of the share amount.

A prospectus of this offering in electronic format is available on the Civilian Capital website at www.civilian.com. If you do not acknowledge delivery of this prospectus, Civilian Capital will not permit you to purchase shares in this offering. Other than this prospectus in electronic format, any information on Civilian Capital's website and any information on any other website maintained by Civilian Capital or its affiliates is not part of this prospectus or the registration statement of which this prospectus forms a part, and thus has not been approved or endorsed by us and should not be relied upon by investors.

We have agreed to indemnify Civilian Capital against certain liabilities, including liabilities under the Securities Act of 1933 and, where such indemnification is unavailable, to contribute to payments that Civilian Capital may be required to make in respect to such liabilities.

Our founders, present officers and present directors hold 100% of our outstanding common stock, which is inferior to the Series A preferred stock in terms of liquidation and dividend preference and will not be listed on any trading markets. Mr. Ryan, Ms. Lynn and Mr. Gordon, who are deemed under applicable securities laws to be "promoters" of this offering, have agreed to escrow all of the shares of their common stock for a period of four years from the closing of this offering. Similarly, Messrs. Young and Fuhrman, the two non-employee directors, will be subject to a "lockup" agreement with Civilian Capital restricting their ability to transfer their common stock for a similar four year period. See "Description of Securities". We have agreed to refrain from issuing new shares for six months from the date of this prospectus other than in connection with the re-issuance of shares of common stock necessitated by the replacement of any current officers, directors or employees whose shares were first repurchased as a result of the termination of their affiliation with Billy Dead, Inc. Our certificate of incorporation requires approval from a majority of our Series A preferred stockholders actually voting before we can issue any new shares.

Our agreement with the underwriter provides that for a period of three years after the effective date of this registration statement, Civilian Capital will have the right to designate for election one individual to our board of directors. This person must be mutually acceptable to us and the underwriter. If Civilian Capital elects not to exercise this right, then it may designate one individual to attend meetings of the board. We are required to notify Civilian Capital of each meeting of the board and we must send to the Civilian board designee all notices and other correspondence and communications sent by us to members of the board. The Civilian designee shall be reimbursed for all out-of-pocket expenses incurred in connection with his attendance of meetings of the board.

Civilian Capital may, from time to time, provide general investment banking and financial services to Billy Dead, Inc. for which it will receive customary fees. There is no such agreement currently in effect.

Persons affiliated with Billy Dead, Inc. and the underwriter will not be permitted to purchase shares in this offering.

New Underwriter

Civilian Capital was formed in April 2000 and became a member of the NASD in October 2000. In addition to general brokerage activities, Civilian Capital's business is to offer and sell securities of entertainment companies which produce films and other entertainment projects. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not acted as an underwriter in any other public offering. This lack of operating history may have an adverse effect on this offering and the market for our securities.

Civilian Capital's parent company, Civilian Pictures, has issued shares of its common stock or granted options to purchase shares of its common stock to certain of our officers, directors and related persons.

Keith Gordon, one of our founders, and Julie Lynn, our Vice-President, Secretary and a member of our board of directors, have been granted options to purchase shares of Civilian Pictures common stock. These options were issued in September 2001 in consideration for Mr. Gordon and Ms. Lynn's advice and assistance in developing and finding suitable motion picture projects for the underwriter to pursue as public offerings, and were given prior to the formation of Billy Dead, Inc. The combined options held by Mr. Gordon and Ms. Lynn in Civilian Pictures, if exercised, would amount to less than 0.5% of the equity of Civilian Pictures.

Brett Young, a member of our board of directors, compensation committee and the chair of our audit committee, is a minority stockholder of Civilian Pictures, the parent company of the underwriter. Mr. Young is not an employee or director of Civilian Pictures and holds less than 5% of its outstanding shares.

Civilian Capital has also played a more extensive role in forming Billy Dead, Inc. and in supporting this offering than is customary for an underwriter. This role includes the CEO of Civilian Capital co-signing our line of credit. Additionally, Civilian Pictures, the parent company of the underwriter, has advanced us certain of our corporate setup fees and offering related fees. See "Conflicts of Interest" and "Certain Transactions".

Pricing of the Offering

Before this offering there has been no public market for the shares of our Series A preferred stock. The initial public offering price has been determined by Billy Dead, Inc. in consultation with Civilian Capital. The primary factor we considered when determining the public offering price was the production budget of the Film and is not related to nor indicative of our assets, book value, net worth nor any other established criteria of value. See "Use of Proceeds".

Legal Matters

The validity of the Series A preferred stock offered by this prospectus will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. Adam B. Kaufman & Associates, PLLC, Garden City, New York, has reviewed certain legal matters relating to the validity of our rights to the script for the Film and other intellectual property necessary for the production and distribution of the Film. Adam B. Kaufman, a member of that firm, is also of-counsel to Ehrenreich Eilenberg & Krause LLP, New York, New York, which has acted as counsel to the underwriter in connection with this offering.

Experts

Our financial statements for the period ended December 31, 2002, which appear in this prospectus, have been audited by Raimondo Pettit Group, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Our financial statements are included in reliance upon this report, which was given on the authority of Raimondo Pettit Group as experts in accounting and auditing.

Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto) under the Securities Act with respect to the Series A preferred shares being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our Series A preferred shares, reference is made to our registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to our registration statement, and each such statement is qualified in all respects by such reference.

Copies of our registration statement may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549 and copies of all or any portion of the registration statement can be obtained from the Securities and Exchange Commission upon payment of certain prescribed fees. Information regarding the operation of the Public Reference Section may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains registration statements, reports, proxy and information statements and other information regarding registrants (including us) that file electronically.

Upon effectiveness of this registration statement we will be required to file reports with the SEC, including forms 10-KSB, 10-QSB and 8-K, as well as proxy statements for annual or special meetings of stockholders. We intend to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing un-audited interim financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, Series A preferred shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Series A preferred shares.

Index to Financial Statements

Independent Auditors' Report

To the Board of Directors
Billy Dead, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Billy Dead, Inc. (a development stage company) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from inception (September 24, 2002) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Billy Dead, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from inception (September 24, 2002) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will not commence operations, and therefore will not have the opportunity to generate any revenues, unless it raises the majority of its operating capital through an initial public offering of its Series A preferred stock. Since there is no certainty that such funds will be raised, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Raimondo Pettit Group
Torrance, California
February 28, 2003
Except for the last two paragraphs of Note 7, as to which date is April 15, 2003

Billy Dead, Inc.

(A Development Stage Company)

Balance Sheets

	As of June 30, 2003 (Unaudited)	As of December 31, 2002 (Audited)
Assets		
Current Assets		
Cash…………………………..……………..	$4,104	$25,000
Due From Stockholders……………………..…….	—	$900
Total Current Assets……………………….…….	$4,104	$25,900
Other Assets		
Film Costs………………………..………….....…	$19,485	$4,485
Deferred Offering Costs……………………..….…	$68,285	$13,978
Total Other Assets…………………………………..	$87,770	$18,463
Total Assets……………………………………….……	$91,874	$44,363
Liabilities		
Current Liabilities		
Line of Credit………………….....…….……………	$50,000	$25,000
Accounts Payable and Accrued Expenses…………	$51,592	$8,815
Accounts Payable – Related Party………………….	$43,603	$20,066
Total Current Liabilities………………………......……	$145,195	$53,881
Total Liabilities……………………………….………..	$145,195	$53,881
Commitments (Notes 3 & 7)		
Stockholders' Deficit		
Preferred Stock $0.001 par value, 954,000 shares authorized, none issued and outstanding. Liquidation preference: up to $8.75 per share, then 4:1 preference to common stock…..	—	—
Common Stock $0.001 par value, 900,000 shares authorized, issued and outstanding.…………………..	$900	$900
Deficit Accumulated During Development Stage…….	($54,221)	($10,418)
Total Stockholders' Deficit………………….…………	($53,321)	($9,518)
Total Liabilities & Stockholders' Deficit…………..…..	$91,874	$44,363

The accompanying notes are an integral part of these financial statements.

Billy Dead, Inc.

(A Development Stage Company)

Statements of Operations

	Three Months Ended June 30, 2003 (Unaudited)	Six Months Ended June 30, 2003 (Unaudited)	Period from Inception (September 24, 2002) to December 31, 2002 (Audited)	Period from Inception (September 24, 2002) to June 30, 2003 (Unaudited)
Revenues…………………………………………...……	—	—	—	—
Operating Expenses:				
General and Administrative…….……...…………	$15,000	$42,745	$10,418	$53,163
Total Operating Expenses……………...……………	$15,000	$42,745	$10,418	$53,163
Operating Loss……………………….……………	($15,000)	($42,745)	($10,418)	($53,163)
Other Income…………………………….……...……	—	—	—	—
Other Expenses……………………….……...……	($597)	($1,058)	—	($1,058)
Net Loss …………………….……………...……	($15,597)	($43,803)	($10,418)	($54,221)
Basic and diluted loss per share…………………	($0.017)	($0.049)	($0.025)	($0.074)
Weighted average number of shares outstanding…………	900,000	900,000	423,273	$731,443

The accompanying notes are an integral part of these financial statements.

Billy Dead, Inc.

(A Development Stage Company)

Statement of Stockholders' Deficit

For the periods from inception (September 24, 2002) through June 30, 2003

	Common Stock		Accumulated	Total Stockholder's
	Shares	**Amount**	**Deficit**	**Equity (Deficit)**
Balance at September 24, 2002…..……….......	—	—	—	—
Common stock issued to directors at $0.001 per share on September 24, 2002…................	216,000	$216	—	$ 216
Common stock issued to founders at $0.001 per share on December 1, 2002………………	684,000	$684	—	$684
Net Loss……………………………..……	—	—	($10,418)	($10,418)
Balance at December 31, 2002 (Audited)….…	900,000	$900	($10,418)	($9,518)
Net Loss……………………………...…..	—	—	($43,803)	($43,803)
Balance at June 30, 2003 (Unaudited)…………	900,000	$900	($54,221)	($53,321)

The accompanying notes are an integral part of these financial statements.

Billy Dead, Inc.

(A Development Stage Company)

Statements of Cash Flows

	Six Months ended June 30, 2003 (Unaudited)	Period from Inception (September 24, 2002) to December 31, 2002 (Audited)	Period from Inception (September 24, 2002) to June 30, 2003 (Unaudited)
Cash flows from operating activities:			
Net Loss…………………………………..…………..………….……...…	($43,803)	($10,418)	($54,221)
Adjustments to reconcile net loss to net cash used in operating activities:			
Change in Operating Assets and Liabilities:			
Film costs.…………………………………………………...…	($15,000)	($4,485)	($19,485)
Due from Stockholders.…………………...………….……...…	$900	—	$900
Accounts payable and accrued expenses..………………………...…	$42,777	$8,815	$51,592
Accounts payable – related party..…………………….…………	($30,770)	$6,088	($24,682)
Net cash used in operating activities………………………..…	($45,896)	—	($45,896)
Cash flows from financing activities:			
Borrowings from bank line of credit……………….……………….....…	$25,000	$25,000	$50,000
Net cash provided by financing activities	$25,000	$25,000	$50,000
Net increase in cash……………….…....…………………………..…	($20,896)	$25,000	$4,104
Cash at beginning of period.……………….…..………….………..…	$25,000	—	—
Cash at end of period.……………….…...………….………………	$4,104	$25,000	$4,104
Supplementary disclosure of cash flow information:			
Non-Cash Financing Activities			
Common stock issued to directors………………………………..…	—	$216	$216
Common stock issued to founders…………………………………..	—	$684	$684
Amount due from stockholders.……………………………………...	—	$900	$900
Deferred offering costs.…………………………………………………	($54,307)	($13,978)	($68,285)
Cash paid for interest.……………….…...………….…………...……	$1,058	—	$1,058
Cash paid for income taxes.……………….…..………….……......…	—	—	—

The accompanying notes are an integral part of these financial statements.

F-6

Billy Dead, Inc.

(A Development Stage Company)

Notes to Financial Statements

1. BUSINESS AND ORGANIZATION

Billy Dead, Inc. was formed in September 2002 as a Delaware Corporation. Billy Dead, Inc. plans to develop, produce, edit and market a feature-length motion picture tentatively titled "Billy Dead" (the "Film"). Billy Dead, Inc. is in the development stage as its activities to date have consisted primarily of organizational activities, such as issuing stock to the directors and founders, establishing a line of credit and preparing for this offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Billy Dead, Inc.'s financial statements have been presented on a going concern basis. Billy Dead, Inc.'s ability to continue as a going concern is contingent upon raising the majority of its operational capital through an initial public offering of Series A preferred stock (the "Offering"). Certain of Billy Dead, Inc.'s agreements, such as the underwriting agreement to be executed by Billy Dead, Inc. upon the effectiveness of the Registration Statement for the Offering, contain provisions stating that Billy Dead, Inc.'s obligations concerning initial operating expenses and fund raising costs will transfer to other parties if the Offering is not successful (see significant agreements and commitments *Note 7*). Additionally, future commitments as described in *Note 7* will not be incurred if the Offering is not successful. As a result, many of Billy Dead, Inc.'s current and anticipated obligations are contingent upon the successful completion of the Offering, and if the Offering is not successful minimal obligations will remain with Billy Dead, Inc. In this event, Billy Dead, Inc. plans to settle these minimal obligations and dissolve. No adjustments have been made to the accompanying financial statements to provide for this uncertainty or a liquidation basis of accounting.

Use of Estimates

Management of Billy Dead, Inc. has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Property and equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. As of June 30, 2003, no property or equipment had been acquired (unaudited).

Interim Financial Statements

The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. The financial statements include the balance sheet as of June 30, 2003, and the related statement of operations and cash flows for the six months ended June 30, 2003. The results of operations for

the six months ended June 30, 2003 are not necessarily indicative of the operating results for the full year.

Film Costs

In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position number 00-2 ("SOP 00-2"), Billy Dead, Inc. uses the individual-film-forecast-computation method for amortizing film costs and accruing participation costs. This method amortizes or accrues (i.e. expenses) the costs in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.

Costs for the Film included certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485 at December 31, 2002 and $19,485 at June 30, 2003 (unaudited). Civilian Pictures, the parent company of the underwriter, has paid $4,485 of these fees. Billy Dead, Inc. intends to reimburse Civilian Pictures for these expenses upon the completion of the Offering.

Deferred Offering Costs

Costs associated with Billy Dead, Inc.'s initial public offering of its Series A Preferred stock, including legal expenses, filing fees, etc., have been capitalized as the stock has not yet been issued. These costs totaled $13,978 at December 31, 2002 and $68,285 at June 30, 2003 (unaudited), and will be offset against additional paid in capital when the stock is issued.

Income taxes

Billy Dead, Inc. accounts for income taxes using the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards (i.e. temporary differences). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date. As of December 31, 2002 and June 30, 2003 (unaudited), there were no net temporary differences and therefore no deferred income taxes recognized.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Billy Dead, Inc. adopted the SAB 101 from inception in September 2002. As of December 31, 2002 and June 30, 2003 (unaudited), there was no revenue to be recognized.

In accordance with industry standard practice and accounting principles generally accepted in the USA, Billy Dead, Inc. intends to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. Billy Dead, Inc. intends to recognize revenues from home video distribution during the period that the Film is available for retail sale.

Cash and Cash Equivalents

Billy Dead, Inc. considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

Comprehensive Income

Comprehensive income is defined as net income as adjusted for changes to equity resulting from events other than net income or transactions related to an entity's capital structure. Comprehensive income equaled net income for the period presented.

Profit (Loss) Per Common Share

Basic net profit (loss) per common share is computed by dividing net loss by the weighted average number of outstanding common shares during the periods presented. Basic loss per share and diluted loss per share are the same amount because the impact of additional shares that might have been issued under warrant or other agreements would be anti-dilutive. This calculation was made as follows:

Numerator:	Three Months Ended June 30, 2003 (Unaudited)	Six Months Ended June 30, 2003 (Unaudited)	Period from Inception (September 24, 2002) to December 31, 2002 (Audited)	Period from Inception (September 24, 2002) to June 30, 2003 (Unaudited)
Net loss…………………………	($15,597)	($43,803)	($10,418)	($54,221)
Loss available to common stockholders	($15,597)	($43,803)	($10,418)	($54,221)
Denominator:				
Weighted average shares outstanding………………	900,000	900,000	423,273	731,443
Basic and diluted loss per share……	($0.017)	($0.049)	($0.025)	($0.074)

3. LINE OF CREDIT

In December 2002, Billy Dead, Inc. established a line of credit with a bank in the amount of $50,000. A promissory note executed by Billy Dead, Inc. bears a variable interest rate based on the bank's prime rate plus 1%, but shall not be less than 6%, which was the initial rate as of December 31, 2002. Accrued interest is due monthly and the note matures on December 23, 2003, at which time all outstanding principal and unpaid accrued interest is due. The note is guaranteed by Peter McDonnell, the Chief Executive Officer of Civilian Capital, Billy Dead, Inc.'s underwriter with respect to the Offering (see related party transactions *Note 10*). Billy Dead, Inc. intends to repay the line of credit from the proceeds of the public offering of preferred stock or remove Mr. McDonnell as the guarantor upon completion of the initial public offering. As of December 31, 2002, $25,000 had been drawn from the line of credit and as of June 30, 2003, $50,000 (unaudited) had been drawn from the line of credit.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	As of June 30, 2003 (Unaudited)	As of December 31, 2002 (Audited)
Accrued Compensation…………….…..…	$17,501	$2,500
Accrued Legal……………………….....	$16,249	$2,315
Accrued Accounting…………………..…	$17,842	$4,000
Total Accounts Payable and Accrued Expenses:	$51,592	$8,815

5. CAPITALIZATION

Billy Dead, Inc. initially sold a total of 108 shares of common stock, no par value, at an aggregate price of $216 ($2 per share) to its Directors. On December 1, 2002, Billy Dead, Inc.'s Board of Directors and Stockholders approved a 2000 to 1 stock split, resulting in the 108 issued shares splitting into 216,000 shares valued at $0.001. The Board also increased Billy Dead, Inc.'s authorized common stock to 900,000 shares with a par value $0.001. In addition, the Board and Stockholders approved the creation of 954,000 shares of Series A preferred stock, which are the securities to be offered for sale in the Offering. In February 2003, Billy Dead, Inc. filed a Restated Charter with the Secretary of State of Delaware, putting into effect the aforementioned Board resolutions.

While the Restated Charter was not filed until February 2003, unless otherwise specified in the document:

- all references to the share amounts of Billy Dead, Inc.'s common stock outstanding assume the filing of the Restated Charter and issuance of an aggregate amount of 900,000 shares of common stock as of December 31, 2002; and

- all references to the share amounts of Billy Dead, Inc.'s Series A preferred stock assume the filing of the Restated Charter and authorization of an aggregate amount of 954,000 shares of Series A preferred stock as of December 31, 2002 with no shares currently issued and outstanding.

6. STOCKHOLDERS EQUITY (DEFICIT)

Common Stock

In connection with various employment agreements entered into by Billy Dead, Inc. in December 2002, Billy Dead, Inc. agreed to sell to various members of Billy Dead, Inc.'s management team and the Film's production staff an aggregate of 684,000 shares of common stock for an aggregate purchase price of $684. These agreements, together with agreements entered into with each of Billy Dead, Inc.'s three Directors, effectively provide that all 900,000 shares of Billy Dead, Inc.'s authorized common stock held by the Directors and founders have been issued subject to the payment of $0.001 per share and the continued service of each individual shareholder, whether as a member of Billy Dead, Inc.'s management team, Board of Directors, or the Film's production staff (see significant commitments and agreements *Note 7*). Billy Dead, Inc. has buy-back agreements included within each of these agreements, stipulating that if a holder of Billy Dead, Inc.'s common stock resigns or is terminated for cause (in the case of employment agreements), or ceases to be a Director (other than as a result of being replaced by a stockholder vote), a portion of their shares are subject to Billy Dead, Inc.'s right to re-purchase for the initial purchase price of $0.001 per share.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Once a liquidation preference of $8.75 per share has been paid out to the holders of Series A preferred stock, holders of common stock as a class will receive one-quarter of the aggregate amount of any dividends that Billy Dead, Inc.'s Board of Directors may declare on the Series A preferred stock. In the event of Billy Dead, Inc.'s liquidation, the holders of its common stock will share ratably with the Series A preferred stock in a ratio of 1:4, with the entire class of common stock receiving an aggregate of $1 for every $4 of aggregate value distributed to the entire class of Series A preferred stock in all assets remaining after payment of liabilities, including any contingent compensation such as guild residuals or customary "net profit participations" (see contingent compensation *Note 8*) and any liquidation preference of the Series A preferred stock that may be outstanding. The common stock has no pre-emptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

The Board has authorized but not issued 954,000 shares of Series A preferred stock. Billy Dead, Inc. is selling 900,000 shares of this Series A preferred stock in the Offering at a price of $8.75 per share. The additional 54,000 shares of Series A preferred stock are reserved for issuance upon the exercise of a warrant to be issued to the underwriter upon the successful conclusion of the Offering.

Each share of Series A preferred stock entitles its holder to one half vote on all matters to be voted on by stockholders. Series A preferred stock is not convertible into common stock. The holders of the Series A preferred stock will have a preference at liquidation equal to the issuance price of $8.75 per share. Billy Dead, Inc.'s remaining assets, if any, would be distributed ratably to both the Series A preferred and the common stockholders in a ratio of 4:1, with each share of Series A preferred stock receiving $4 (or an aggregate of 80% of these assets) in value for every $1 (or an aggregate of 20% of these assets) of value distributed to a share of common stock.

7. SIGNIFICANT AGREEMENTS AND COMMITMENTS

Board of Directors

The three Directors of Billy Dead, Inc. initially purchased a total of 216,000 total shares (24% of the common stock outstanding), which they purchased for $0.001 per share for a total of $216. Mr. Ryan initially purchased 114,000 shares for $114. Mr. Young initially purchased 72,000 shares for $72 and owns 36,000 shares as of August 15, 2003 (unaudited) after transferring 36,000 shares to a new board member. Ms. Lynn initially purchased 30,000 shares for $30. Billy Dead, Inc. has the right to repurchase all of these shares from each Director for the initial purchase price of $0.001 per share at any time prior to the successful completion of the Offering if such Director ceases to be a board member during that period. Of these shares, 75% may be repurchased at any time prior to the first anniversary of the completion of the Offering if the Director ceases to be a board member during that period. Of these shares, 50% may be repurchased between the first and second anniversary of the completion of the Offering if the Director ceases to be a board member during that period. Billy Dead, Inc. shall not have any repurchase rights, however, if a Director ceases to remain a member of the board as a result of a stockholder vote (other than removal for "cause"). After the second anniversary of the successful completion of the Offering, Billy Dead, Inc. no longer has any repurchase rights for a Director's shares.

Billy Dead, Inc. will also reimburse all of the Directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings. As of December 31, 2002 and June 30, 2003 (unaudited), no out-of-pocket expenses had been charged to Billy Dead, Inc.

Chief Executive Officer and Chief Financial Officer

In December 2002 Billy Dead, Inc. entered into an agreement with Charles Ryan, who is one of Billy Dead, Inc.'s founders and a member of the Board of Directors, to serve as the Chief Executive Officer and Chief Financial Officer (CEO/CFO). As CEO/CFO, Billy Dead, Inc. has agreed to pay Mr. Ryan $25,000 as contingent compensation upon the completion of the Offering, of which $2,500 and $17,500 had accrued as of December 31, 2002 and June 30, 2003 (unaudited), respectively. In addition, Billy Dead, Inc. has agreed to pay Mr. Ryan cash compensation of $150,000 ratably over a three year term commencing with the completion of this offering. In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusion such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

Billy Dead, Inc. has also agreed to pay Mr. Ryan contingent compensation equaling 1% of the "adjusted cash balances" of Billy Dead, Inc. (see contingent compensation *Note 8*). If Mr. Ryan resigns as the CEO/CFO, or is terminated for "cause" before Billy Dead, Inc. has finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture.

In connection with Mr. Ryan's employment agreement, Mr. Ryan purchased 144,000 shares of Common Stock for $144. When combined with the 114,000 shares Mr. Ryan in connection with his agreement to serve as a Director of Billy Dead, Inc., he has a total of 258,000 total shares of common stock (28.7% of the common stock outstanding). If Mr. Ryan resigns as Billy Dead, Inc.'s CEO/CFO, or is terminated by Billy Dead, Inc. for "cause", a portion of his common stock is subject to Billy Dead, Inc.'s repurchase for the initial purchase price of $0.001 per share.

Producer

Julie Lynn is serving as Vice President, Secretary and Board Member for Billy Dead, Inc. Ms. Lynn is receiving no compensation for her duties as the Secretary or Vice President and Billy Dead, Inc. has no agreement in place with Ms. Lynn concerning these duties.

On December 1, 2002, Billy Dead, Inc. entered into a Production Services Agreement with Julie Lynn to act as Producer on the Film (Producer Agreement), providing that she will produce the Film in exchange for cash consideration of $150,000 and a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of Billy Dead, Inc. (see contingent compensation *Note 8*). Additionally, Ms. Lynn purchased 270,000 shares of common stock in connection with this agreement (30% of Billy Dead, Inc.'s outstanding common stock) for $270. When combined with the 30,000 shares Ms. Lynn purchased in connection with her agreement to serve as a Director of Billy Dead, Inc., she owns 300,000 total shares of common stock (33.3% of the common stock outstanding).

Ms. Lynn will receive 20% of her cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by Billy Dead, Inc. for "cause" prior to the completion of her duties as the Film's producer a portion of her contingent compensation arrangement will be subject to forfeiture and a portion of her 270,000 shares of common stock will be subject to re-purchase for the initial purchase price of $0.001 per share. Ms. Lynn's cash compensation, including her contingent compensation, will be paid to her film production company, Apologetic Productions.

Director

On December 1, 2002, Billy Dead, Inc. entered into a Production Services Agreement with Keith Gordon to act as Director on the Film (Director Agreement), providing that he will be responsible for directing the Film, revising the script as needed, performing in the Film as needed, supervising editing in his capacity as the Film's director, and assisting in the promotion of the Film upon its release. In consideration for his efforts, he will receive cash consideration of $250,000 and a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of Billy Dead, Inc. (see contingent compensation *Note 8*). Additionally, Mr. Gordon purchased 270,000 shares of common stock in connection with this agreement (30% of Billy Dead, Inc.'s outstanding common stock) for $270.

Mr. Gordon will receive 20% of his cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Mr. Gordon resigns as the Film's director, or is terminated by Billy Dead, Inc. for "cause" prior to the completion of his duties as the Film's director a portion of his cash compensation will be reduced, a portion of his contingent compensation will be subject to forfeiture and a portion of his 270,000 shares of common stock will be subject to re-purchase for the initial purchase price of $0.001 per share. Mr. Gordon's cash compensation, including his contingent compensation, will be paid to his creative services company, Sidetracked Productions.

Underwriting Agreement & Warrants

Billy Dead, Inc. plans to execute an underwriting agreement with Civilian Capital on or near the date that the offering is declared effective by the Securities and Exchange Commission providing that Civilian Capital will use its best efforts to sell the securities included in the Offering on behalf of Billy Dead, Inc. Under the terms of this agreement, if all of the shares are sold, the underwriter shall be entitled to receive as compensation a commission of 7%.

In connection with the Underwriting Agreement, Billy Dead, Inc. has also agreed to issue to the underwriter, upon the completion of this Offering, warrants to purchase up to an aggregate 54,000 shares of Series A preferred stock, $0.001 par value. The warrants will become exercisable on the first anniversary of their issuance and will expire on the fifth anniversary.

Information relating to the warrants which Billy Dead, Inc. will be obligated to issue (if it enters into the Underwriting Agreement and if the Offering is completed) is summarized by exercise price as follows:


Warrants to be Issued
(if the Offering is completed)

Shares	Exercise Price Per Share
18,000	$9.19
18,000	$9.63
18,000	$10.06


The warrant shares to be issued upon exercise of the Underwriter's Warrants will be identical in all respects to the Series A preferred shares. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock. The underwriter will pay to Billy Dead, Inc. on the Closing Date of the Offering the purchase price of $0.001 per Underwriter's Warrant (an aggregate price of $54).

The Underwriting Agreement will also provide that Billy Dead, Inc. will reimburse the underwriter for any and all fees, taxes and expenses incident to the performance of its obligations under the Underwriting Agreement, including, but not limited to: (i) expenses and taxes incident to the issuance and delivery to the underwriter of the shares to be sold in the Offering; (ii) expenses and filing fees incident the preparation and delivery of the Registration Statement and exhibits; (iii) fees and expenses of the transfer agent and registrar, (iv) the fees payable to the Commission and the National Association of Securities Dealers, Inc. ("NASD").

Civilian Pictures

Civilian Pictures (see related party transactions *Note 10*), an affiliate of the underwriter of the Offering, has acted in the capacity of managerial consultant to Billy Dead, Inc. and has agreed to pay certain actual, out-of-pocket set up, operating and offering related expenses on behalf of Billy Dead, Inc., and Billy Dead, Inc. has agreed to repay Civilian Pictures out of the proceeds of the Offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of Billy Dead, Inc., and certain marketing expenses, such as web site development.

Total expenses incurred by Civilian Pictures on behalf of Billy Dead, Inc. total $20,370 and $43,603 as of December 31, 2002 and June 30, 2003 (unaudited), respectively, and include the payment of certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485, which Billy Dead, Inc. has included as a film production cost (see summary of significant accounting policies *Note 2*). If the Offering is not successfully completed, Billy Dead, Inc. has no obligation to reimburse Civilian Pictures for these expenses.

Lease of Corporate Offices

In January 2003, Billy Dead, Inc. entered into a lease (the "Lease") with Apologetic Productions, a related party controlled by Julie Lynn, a Director and officer of the Corporation, providing, among other things, for the Corporation's rental of 250 square feet of office facilities at 2312 Lorenzo Dr., Los Angeles, California at a rate of $100 per year. This Lease was entered into in January 2003 and can be terminated by either party upon a 30 day written notice.

Option on the Novel

In April 2003, Billy Dead, Inc. purchased an option to acquire the motion picture rights to the novel "Billy Dead" from a third party for $10,000. The agreement states that if Billy Dead, Inc. proceeds with production of the Film, Billy Dead, Inc. can exercise this option and acquire the motion picture rights to the novel for an additional fee based upon a percentage of the actual budget of the Film, and a negotiated portion of the 37.5% of Billy Dead, Inc.'s "adjusted cash balances" set aside for creative Participants (see contingent compensation *Note 8*). The ultimate fee we will be required to exercise this option and purchase the underlying rights is included in the above the line portion of our production budget.

Option on the Screenplay

In April 2003, Billy Dead, Inc. purchased an option to acquire the rights to the screenplay "Billy Dead" from a third party for $1. The agreement states that if Billy Dead, Inc. proceeds with production of the Film, Billy Dead, Inc. can exercise this option and acquire the motion picture rights to the screenplay for an additional flat fee and a negotiated portion of the 37.5% of Billy

Dead, Inc.'s "adjusted cash balances" set aside for creative Participants (see contingent compensation *Note 8*). The ultimate fee we will be required to exercise this option and purchase the underlying rights is included in the above the line portion of our production budget.

In connection with Billy Dead, Inc.'s acquisition of the underlying rights to the screenplay, Billy Dead, Inc. also obtained a release agreement from a third party for $5,000. There are no additional fees or option costs associated with this release

8. CONTINGENT COMPENSATION

Billy Dead, Inc. intends to enter into contingent compensation arrangements with members of the Film's production staff in the form of "net profit participations" customary in the film industry. These net participations are typically based upon adjusted cash balances of a company or film production determined through negotiations between the participants. A percentage of these "adjusted cash balances" are paid out as contingent compensation for creative participants in a motion picture production. On December 1, 2002 the board authorized Billy Dead, Inc. to enter into net participation arrangements with Charles Ryan, Keith Gordon and Julie Lynn for a total of 8.5% of Billy Dead, Inc.'s adjusted cash balances, which the board defined as 8.5% of Billy Dead, Inc.'s net revenues (to be calculated in accordance with industry standards), and further authorized the producers to enter into net participation arrangements for an additional 29% of Billy Dead, Inc.'s net revenues (to be calculated in accordance with industry standards), for an aggregate of 37.5% of Billy Dead, Inc.'s net revenues, to be further defined, negotiated and issued at the discretion of the Film's Producers, Julie Lynn and Keith Gordon. As of December 31, 2003, no net participation agreements had been formalized with any persons other than Mr. Gordon, Ms. Lynn and Mr. Ryan (see significant commitments and agreements *Note 7*).

Calculation of "Adjusted Cash Balances"

The net participation arrangements that Billy Dead, Inc. has entered into are based upon the defined "producer's net profits" or the defined "adjusted gross receipts" of Billy Dead, Inc. "Adjusted gross receipts" of Billy Dead, Inc. is equivalent to Billy Dead, Inc.'s "adjusted cash balances". "Producer's net profits" is defined as 50% of "adjusted gross receipts". Billy Dead, Inc. will derive its "adjusted cash balance" based upon these definitions. For the purpose of clarity, Billy Dead, Inc. has used the phrase "adjusted cash balances" throughout this document.

Billy Dead, Inc. will calculate net participation obligations as 37.5% of Billy Dead, Inc.'s "adjusted cash balances", which will equal the after-tax net income received by Billy Dead, Inc. in connection with the Film, after first taking into account the liquidation preference of $8.75 per share to the holders of Billy Dead, Inc.'s Class A preferred stock (who are providing financing for the Film through the Offering) and also taking into account a reserve for foreseeable contingent liabilities.

9. INCOME TAXES

At December 31, 2002, Billy Dead, Inc. had a combined federal and state deferred tax asset of approximately $4,400 relating to approximately $11,000 in organizational expenses, which are capitalized for tax purposes. This entire deferred tax asset has been offset by a valuation allowance for the full amount. There were no other deferred tax assets or liabilities, nor any other provision for income taxes on December 31, 2002 and June 30, 2003 (unaudited).

10. RELATED PARTY TRANSACTIONS

Civilian Pictures, Inc., the parent company of the underwriter of the Offering, has granted options to purchase shares of its common stock to Keith Gordon, who is serving as the Director of the Film, and Julie Lynn, who is serving as the Vice President and Secretary of Billy Dead, Inc. and the Producer of the Film. The amount of the options granted, if exercised, will amount to less than 0.5% of the outstanding common stock of Civilian Pictures. Brett Young, who is a member of Billy Dead, Inc.'s Board of Directors, the Audit Committee and the Compensation Committee, is a minority stockholder of Civilian Pictures. Mr. Young is not an employee or Director of Civilian Pictures and holds less than 5% of its outstanding shares. Civilian Pictures has advanced on behalf of Billy Dead, Inc. certain expenses related to this offering (see significant agreements and commitments *Note 7*).

You should rely only on the information contained in this prospectus. Neither Billy Dead, Inc., nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell 900,000 Shares nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our stock.

900,000 Shares

BILLY DEAD INC

Series A Preferred Stock

CIVILIAN capital

September 3, 2003

Through and including _____, 2003, the 90th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock we are offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee and the NASD Filing Fee, are estimates.

Item	Amount
SEC registration fee	$ 679
NASD filing fee	$1,339
Blue Sky fees and expenses	$29,500
Printing and engraving expenses	$13,000
Legal fees and expenses	$45,000
Accounting fees and expenses	$25,000
Transfer Agent, Escrow and Registrar fees	$5,000
Miscellaneous expenses [1]	$30,481
Total	$150,000

[1] Miscellaneous expenses consist of our estimated road show expenses of $20,000 and a contingency of $10,481.

ITEM 27.   EXHIBITS.

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation.**
3.2	Bylaws.**
3.3	Amendment to Bylaws dated as of June 15, 2003.***
4.1	Form of common stock certificate.**
4.2	Form of Series A preferred stock certificate.**
4.3	Form of Underwriter's Warrant Agreement.**
5.1	Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.*
10.1	Screenplay Option Agreement and Assignment between Billy Dead, Inc. and TAP Entertainment, dated April 7, 2003.**
10.2	Novel Option Agreement and Assignment between Billy Dead, Inc. and Lisa Reardon, dated April 15, 2003.**

10.3	Production Services Directors Agreement dated December 1, 2002 between Billy Dead, Inc. and Keith G. Gordon.**
10.4	Production Services Producers Agreement dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.**
10.5	Lease Agreement dated January 1, 2003 between Billy Dead, Inc. and Apologetic Productions.**
10.6	Loan Repayment Agreement dated December 18, 2002 between Billy Dead, Inc. and Peter McDonnell.**
10.7	Employment Agreement dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.**
10.8	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.**
10.9	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Brett W. Young.**
10.10	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.**
10.11	Form of Lockup Agreement between Civilian Capital, Inc. and each of the independent directors of Billy Dead, Inc.*
10.12	Agreement regarding Board Directorship dated as of August 15, 2003 between Billy Dead, Inc. and Peter S. Fuhrman.*
10.13	Agreement dated as of August 15, 2003 between Billy Dead, Inc., Brett Young and Peter S. Fuhrman.*
10.14	Form of Promotional Shares Escrow Agreement between Billy Dead, Inc., Charles F. Ryan, III, Julie G. Lynn, Keith Gordon and _____, as escrow agent.*
23.1	Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1).*
23.2	Consent of Adam B. Kaufman & Associates, PLLC.*
23.3	Consent of Raimondo Pettit Group, Independent Auditors.*
99.1	Escrow Agreement by and between Billy Dead, Inc., Civilian Capital, Inc., Computer Clearing Services, Inc. and Bank of the West, as escrow agent.*

_____

*   Filed herewith
**   Filed with the initial Registration Statement dated April 18, 2003
***   Filed with Amendment No. 1 to Registration Statement dated June 24, 2003

ITEM 28.   UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Billy Dead, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles State of California on the 3rd day of September, 2003.

By: _/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President, Chief Executive Officer, Chief
Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles F. Ryan III as his or her true and lawful attorney-in-fact and agent, with full power of substitution for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ CHARLES F. RYAN III (Charles F. Ryan III)	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	September 3, 2003
/s/ JULIE G. LYNN (Julie G. Lynn)	Vice President, Secretary and Director	September 3, 2003
/s/ BRETT W. YOUNG (Brett W. Young)	Director	September 3, 2003
/s/ PETER S. FUHRMAN (Peter S. Fuhrman)	Director	September 3, 2003

EXHIBIT 1.1

900,000 Shares of Series A Preferred Stock
FORM OF UNDERWRITING AGREEMENT

Dated: **[Effective Date]**

Civilian Capital, Inc.
as the Underwriter named herein
14 N. Peoria St., Ste. 7c
Chicago, IL 60607

Dear Sirs:

The undersigned, Billy Dead, Inc., a Delaware corporation, (herein called the "Company"), hereby confirms its agreement with Civilian Capital, Inc. (the "Underwriter") as follows:

1. <u>Description of Shares</u>. The Company has authorized by appropriate corporate action, and proposes to issue up to 900,000 shares of Series A Preferred Stock of the Company, $.001 par value (hereinafter called the "Shares") and up to an additional 54,000 shares of Series A Preferred Stock (the "Warrant Shares") issuable upon the exercise of the Underwriter's Warrants (the "Underwriter's Warrants"), as described herein, to be delivered to the Underwriter at the Closing Date (as defined in Section 3 hereof).

2. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to, and agrees with the Underwriter that:

(a) A registration statement on Form SB-2 with respect to the Shares and the Warrant Shares, including a preliminary prospectus, copies of which have heretofore been delivered by the Company to the Underwriter, has been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (hereinafter called the "Act"), and the Rules and Regulations of the Securities and Exchange Commission (hereinafter called the "Commission") under such Act (the "Rules and Regulations"), and has been filed with the Commission (File No. 333-104620). On or prior to the effective date of such registration statement (the "Effective Date"), one or more amendments to such registration statement, copies of which have heretofore been or will be delivered to the Underwriter, will have been so prepared and filed including a final prospectus, in the form heretofore delivered to the Underwriter. Such registration statement (including all exhibits thereto) as finally amended prior to the effective date thereof, each related preliminary prospectus, and the final prospectus as filed pursuant to Rule 424(b) under the Act, are hereby respectively referred to as the "Registration Statement," the "Preliminary Prospectus" and the "Prospectus."

(b) At the Effective Date, and at all times subsequent thereto up to and including the Closing Date (as defined in Section 3 hereof), (i) the Registration Statement and the Prospectus and any amendments or supplements thereto will contain all statements which are required to be stated therein by the Act and the Rules and Regulations and will in all respects conform to the requirements of the Act and the Rules and Regulations, and (ii) neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto will include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use in the preparation thereof.

(c) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, with all corporate and other power and authority necessary to carry on its business; and the Company is qualified and in good standing in all other jurisdictions in which the nature of its business requires such qualification. The Company has no subsidiaries.

(d) The consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or of its Certificate of Incorporation, or By-laws, or any order, rule or regulation applicable to the Company or any of its properties, of any court or other governmental body.

(e) The Company has full power and authority to authorize, issue and sell the Shares, the Underwriter's Warrants and the Warrant Shares on the terms and conditions herein set forth, and has taken all corporate action necessary therefor. No consent, approval, authorization or other order of any regulatory authority is required for such authorization, issue or sale, except as may be required under the Act or state securities or blue sky laws. This Agreement and the Underwriter's Warrant each has been duly authorized, executed and delivered by the Company and is a valid and legally binding agreement of the Company enforceable in accordance with its terms.

(f) The Shares, the Underwriter's Warrant and the Warrant Shares and the authorized capitalization of the Company conform to the description thereof contained in the Registration Statement and Prospectus. The outstanding shares of capital stock are, and the Shares and Warrant Shares issuable pursuant to the public offering contemplated hereby and upon the exercise of the Underwriter's Warrant, as the case may be, will upon such issuance be, duly authorized and issued and fully paid and non-assessable. There are no options, rights of conversion, indebtedness or calls in equity other than as disclosed in the Prospectus and Registration Statement.

(g) Except as set forth or contemplated in the Registration Statement and Prospectus, subsequent to the respective date as of which information is given in the Registration Statement and the Prospectus, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, not in the ordinary course of business, and there has not been any material change in the capital stock or funded debt of the Company, or any material adverse change in the condition (financial or other) or results of operations of the Company.

(h) The financial statements (audited and unaudited) set forth in the Registration Statement and Prospectus fairly present the financial condition of the Company and the results of its operations as of the dates and for the periods therein specified; and said financial statements (including the related notes and schedules) have been prepared in accordance with generally accepted accounting principles which have been consistently applied throughout the periods covered thereby.

(i) The accountants whose opinion is included in the Registration Statement are independent public accountants within the meaning of the Act and the Rules and Regulations.

(j) There is not pending any action, suit or other proceeding to which the Company is a party or of which any property of the Company is subject, before or by any court or other governmental body, which might result in any material adverse change in the condition, business or prospects of the Company, or might materially adversely affect the properties or assets of the Company; and, except as indicated in the Prospectus, no such proceeding is known by the Company to be threatened or contemplated.

(k) The Company knows of no claim for services, either in the nature of a finder's fee, brokerage fee or otherwise, with respect to this financing, whether or not heretofore satisfied, for which it or the Underwriter or any of them may be responsible, other than as expressly disclosed in the Prospectus.

(l) On the Effective Date, the outstanding capital stock of the Company will consist of 900,000 shares of Common Stock, $0.001 per share par value. No shares of Series A preferred stock, $0.001 per share par value will be issued or outstanding.

(m) All executed agreements, contracts or other documents or copies of executed agreements, contracts or other documents filed as exhibits to the Registration Statement to which the Company is a party have been duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding agreements of the Company, enforceable against the Company, in accordance with their respective terms. The descriptions in the Registration Statement of agreements, contracts and other documents are accurate in all material respects and fairly present the information required to be shown with respect thereto by Form SB-2, and there are no contracts or other documents which are required by the Act to be described in the Registration Statement or filed as exhibits to the Registration Statement which are not described or filed as required, and the exhibits which have been filed are in all material respects complete and correct copies of the documents of which they purport to be copies.

(n) No default exists in the due performance and observance of any term, covenant or condition of any material agreement or instrument to which the Company is a party or by which the Company may be bound or to which the property or assets (tangible or intangible) of the Company is subject or affected.

(o) The Company owns and has the unrestricted right to use all intellectual property that is necessary for the production and distribution of the "Film," as that term is defined in the Prospectus (the "Film").

(p) The Company has caused to be duly executed a legally binding and enforceable Promotional Shares Escrow Agreement (the "Share Escrow Agreement") among the Company, Charles F. Ryan III and Julie G. Lynn, officers and directors of the Company, and Keith G. Gordon, the director of the Film (collectively, the "Founders"), who together hold 828,000 shares of the outstanding Common Stock of the Company, and _____ (the "Escrow Agent"), substantially in the form of Share Escrow Agreement included as Exhibit 10.14 to the Registration Statement, pursuant to which each of the Founders has placed his or her shares of Common Stock in escrow with the Escrow Agent for a period of four (4) years from the Closing Date, subject to certain exceptions as provided in the Share Escrow Agreement. The Company has placed an appropriate restricted legend on the certificates of Common Stock registered in the name of the Founders. The Company has also caused to be duly executed legally binding and enforceable letter agreements ("Lock-Up Agreements") addressed to the Underwriter from each of Brett Young and Peter S. Fuhrman, who together constitute all of the Company's independent and directors, pursuant to which each of them has agreed not to, directly or indirectly, offer, sell, grant any option for the sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of any shares of Common Stock, or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock (either pursuant to Rule 144 of the Rules and Regulations or otherwise) or dispose of any beneficial interest therein for a period of not less than four (4) years following the Closing Date, subject to certain exceptions as provided in Lock-Up Agreements, without the prior written consent of the Underwriter and the Company. The Company has placed an appropriate restricted legend on the certificates of Common Stock registered in the name of Messrs. Young and Fuhrman.

(q) Any certificate signed by any officer of the Company, and delivered to the Underwriter shall be deemed a representation and warranty by the Company to the Underwriter.

(r) The minute books of the Company have been made available to the Underwriter and contain a complete summary of all meetings and actions of the directors, stockholders, audit committee, compensation committee and any other committee of the Board of Directors of the Company, respectively, since the time of its incorporation, and reflect all transactions referred to in such minutes accurately in all material respects.

(s) The Company has filed a Form 8-A with the Commission providing for the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the Shares and such Form 8-A has been declared effective by the Commission.

3. <u>Retention of the Underwriter</u>. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth:

(a) The Company hereby retains the Underwriter as its exclusive agent to sell for its account 900,000 Shares as defined in Section 1 hereof, on a "best efforts, all or none" basis as to all such Shares (the "Offering"). The Shares must be sold by 5 PM, New York time, by the date that is 90 days from the Effective Date, which date may be extended an additional 90 days by mutual consent of the Underwriter and the Company (the "Offering Period"). The Company will conduct a closing ("Closing") promptly after being informed by the Underwriter that it has remitted to the Escrow Agent, as defined in Section 3(d) below, funds representing subscriptions for all of the Shares being sold in the Offering. The date of the Closing shall be referred to as the "Closing Date."

(b) If all of the Shares are not sold by the end of the Offering Period, the Offering will be terminated and this Agreement will be of no further force and effect (except as provided in Sections 4(e), 6 and 7).

(c) The Shares shall be offered to the general public at the initial public offering price of $8.75 per Share.

(d) Any conditional offers from customers of the Underwriter in purchasing the Shares existing as of the Effective Date have automatically become orders to purchase Shares. Funds for such subscriptions, as well as from subsequent subscriptions received from the Underwriter, will be transferred from customers' brokerage accounts with the Underwriter held at the Underwriter's clearing broker to Bank of the West, as Escrow Agent (the "Escrow Agent"), no later than noon of the next business day after final customer authorization and otherwise in accordance with the terms of the Escrow Agreement substantially in the form of Escrow Agreement included as Exhibit 99.1 to the Registration Statement (the "Escrow Agreement") dated as of the date hereof between the Company, the Underwriter, the Underwriter's clearing broker, and the Escrow Agent. The amount of such debit will equal the purchase price of the Shares being sold to such customers. At the Closing, the Underwriter will additionally debit from the accounts of its customers who purchased Shares in the Offering its customary trading charge, which will not be subject to the Escrow Agreement.

(e) The Company agrees to issue or have the Shares issued in such names and denominations as may be specified by the Underwriter and to deliver the Shares on the Closing Date against payment in the form of wire transfer, bank check or certified check to the Company at $8.75 per Share, less the accountable expenses as set forth in Paragraph 4(e).

(f) If all of the Shares are sold, the Underwriter shall be entitled to receive as compensation a commission of $0.61 per Share with respect to all Shares sold, which represents a commission of 7% and which compensation the Underwriter shall be entitled to deduct and retain from the proceeds of the sale of the Shares prior to transmittal of payment to the Company.

(g) The Underwriter and the Company, by mutual agreement may, at any time prior to Closing Date terminate the Offering.

(h) As additional compensation to the Underwriter, the Company will issue at the Closing Date to the Underwriter the Underwriter's Warrant to purchase the Warrant Shares. The exercise price for 18,000 of the Underwriter's Warrants will be $9.19 per Warrant Share; for another 18,000 of the Underwriter's Warrants $9.63 per Warrant Share; and for the remaining 18,000 Underwriter's Warrants $10.06 per Warrant Share. The Underwriter's Warrants will become exercisable on the first anniversary of the Closing Date and will expire on the fifth anniversary. The Underwriter's Warrants will provide for a restriction on their sale, transfer, assignment or hypothecation for a period of one year from the Closing Date except to officers of the Underwriter. The Warrant Shares to be issued upon exercise of the Underwriter's Warrants will be identical in all respects to the Shares. The Underwriter will pay to the Company on the Closing Date the purchase price of $.001 per Underwriter's Warrant (an aggregate of $54.00). The Underwriter's Warrant and form of warrant certificate shall be substantially in the form filed as Exhibit 4.3 to the Registration Statement.

4. <u>Covenants of the Company</u>. The Company further covenants and agrees with the Underwriter that:

(a) The Company will use its best efforts to cause the Registration Statement to become effective and will not at any time, whether before or after the Effective Date, file any amendment to the Registration Statement or supplement to the Prospectus of which the Underwriter shall not previously have been advised and furnished with a copy or to which the Underwriter shall have reasonably objected in writing or which is not in compliance with the Act, or the Rules and Regulations of the Commission thereunder.

(b) The Company will notify the Underwriter immediately and confirm in writing (i) when the Registration Statement and any post-effective amendment thereto becomes effective, (ii) of the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus or of the initiation of any proceedings for such purposes, and (iii) of the receipt of any comments (in writing or orally) from the Commission in respect of the Registration Statement or Prospectus. If the Commission shall enter a stop order or any order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus at any time, or shall initiate any proceedings for such purpose, the Company will make every reasonable effort to prevent the issuance of such order and if issued, to obtain the withdrawal thereof.

(c) Within the time during which a prospectus relating to the Shares is required to be delivered under the Act, the Company will comply with all requirements imposed upon it by the Act, as now and hereafter amended, and by the Rules and Regulations of the Commission thereunder, from time to time in force, so far as necessary to permit the continuance of sales or dealings in the Shares, (or the Warrant Shares to be acquired upon the exercise of the Underwriter's Warrants) as contemplated by the provisions hereof and the Prospectus; and if during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with the Act, the Company will promptly notify the Underwriter and will amend or supplement the Prospectus (in form reasonably satisfactory to your counsel and at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) The Company will cooperate with the Underwriter and will take all necessary action, and furnish to whomever the Underwriter may direct such proper information, as may be lawfully required in qualifying the Shares and the Warrant Shares for offering and sale under the securities or blue sky law of such states as the Underwriter may designate, and in continuing such qualifications in effect so long as required for the distribution; provided that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any such state or to submit to any requirements which it reasonably deems unduly burdensome.

(e) The Company will pay any and all fees, taxes and expenses incident to the performance of its obligations under this Underwriting Agreement, including, but not limited to: (i) expenses and taxes incident to the issuance and delivery to the Underwriter of the Shares to be sold in the Offering; (ii) all fees and disbursements of counsel and accountants for the Company (including any specifically identified fees and expenses of counsel for the Underwriter related to such counsel's assisting in the preparation of certain organizational materials, corporate documents and material agreements for the Company and the fees of special entertainment counsel, which fees have been advanced by the Underwriter); (iii) expenses and filing fees incident to the preparation, printing, delivery, shipment and filing with the Commission and state blue sky authorities of the Registration Statement and all exhibits thereto and the Prospectus, and any amendments or supplements thereto; (iv) fees of blue sky counsel (which counsel is to be designated by the Underwriter and who may be Underwriter's counsel) to cover the fees attendant to the qualification of the Shares in those states or jurisdictions reasonably agreed to by counsel for the Company and counsel for the Underwriter (it hereby being agreed by the Company that a minimum of twenty (20) states is deemed to be reasonable); (v) advertising costs and expenses in connection with any "road show", information meetings and presentations, bound volumes and prospectus memorabilia and "tombstone" advertisement expenses; (vi) fees and expenses of the transfer agent and registrar, (vii) the fees payable to the Commission and the National Association of Securities Dealers, Inc. ("NASD"). It is expressly understood by and between the parties hereto that if this Agreement is terminated by the Underwriter pursuant to Section 9(b), the Company shall reimburse and indemnify the Underwriter for all of its actual out-of-pocket expenses. The Company also agrees that if the Closing Date has not occurred by the 90th day following the Effective Date and the Company then elects not to extend the Offering Period, as provided in Section 3(a), despite the willingness of the Underwriter to so extend the Offering Period, the Company shall be liable for all expenses identified in this Section 4(e).

(f) The Company will apply the net proceeds from the sale of the Shares substantially as set forth under the caption "Use of Proceeds" in the Prospectus.

(g) The Company will deliver to the Underwriter as promptly as practicable three signed copies of the Registration Statement and all amendments thereto, including all exhibits filed therewith or incorporated therein by reference, and signed consents, certificates and opinions of accountants and of any other persons named in the Registration Statement as having prepared, certified or reviewed any part thereof, and will deliver to the Underwriter such number of unsigned copies of the Registration Statements, without exhibits, and of all amendments thereto, as the Underwriter may reasonably request. The Company will deliver to the Underwriter or upon its order, on the Effective Date and thereafter, subject to the provisions of Section 4(c) hereof, from time to time, as many copies of the Prospectus in final form or as thereafter amended or supplemented, as the Underwriter may reasonably request. The Company will deliver to the Underwriter, promptly after the Closing Date, three (3) bound volumes of all of the documents, papers, exhibits correspondence and records forming the materials involved in this public offering.

(h) The Company will make generally available to its security holders, as soon as is practicable to do so (in no event later than fifteen months after the effective date of the Registration Statement), an

Earnings Statement of the Company (which need not be audited) covering a period of at least twelve months beginning not later than the first day of the fiscal quarter next succeeding such effective date which shall satisfy the provisions of Section 11 (a) of the Act.

(i) For a period of at least three years from the date hereof, the Company will supply to the Underwriter, (i) as soon as practicable after the end of each fiscal year, an annual report of the Company and its consolidated subsidiaries (if any) for such period, (ii) copies of such financial statements and reports as the Company may, from time to time, furnish generally to holders of any class of its stock, (iii) copies of each report which it shall be required to file with the Commission or any securities exchange at the same time as such reports are filed and (iv) copies of the daily stock transfer sheets of the Company, (v) copies of every press release which was released or prepared by or on behalf of the Company, and (v) from time to time such other information concerning the Company as the Underwriter may reasonably request.

(j) For a period of three (3) years after the effective date of the Registration Statement, the Underwriter shall have the right to designate for election one (1) individual to the Company's Board of Directors (the "Board"). Such person shall be mutually acceptable to the Company and the Underwriter. If the Underwriter elects not to exercise such right, then it may designate one (1) individual to attend meetings of the Company's Board. The Company shall notify the Underwriter of each meeting of the Board and the Company shall send to such individual all notices and other correspondence and communications sent by the Company to members of the Board. Such individual shall be reimbursed for all out-of-pocket expenses incurred in connection with his attendance of meetings of the Board.

(k) The Company shall cooperate with the Underwriter in making available such information as it may request in making an investigation of the Company and its affairs.

(l) The Company will pay the fees and expenses (but not transfer taxes, if any) of the Company's stock transfer agent and registrar (if any), without charge to stockholders, for not less than three years after the Effective Date.

(m) Neither the Company, nor any of its officers, directors, stockholders, nor any of their respective affiliates (within the meaning of the Rules and Regulations) will take, directly or indirectly, any action designed to, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company.

(n) The Company shall timely file all such reports, forms or other documents as may be required from time to time, under the Act, the Exchange Act, and the Rules and Regulations, and all such reports, forms and documents filed will comply as to form and substance with the applicable requirements under the Act, the Exchange Act, and the Rules and Regulations.

(o) The Company agrees that it will not, for a period of six (6) months from the Effective Date, issue any new shares of Common Stock or Series A Preferred Stock, or any option, warrant, convertible security or contract right to acquire shares of Common Stock or Series A Preferred Stock, other than in connection with the exercise by the Underwriter of the Underwriter's Warrants or the reissuance of shares of Common Stock necessitated by the replacement of any current officers, directors or employees of the Company whose shares were first repurchased as a result of the termination of their affiliation with the Company.

(p) Until the completion of the distribution of the Shares, the Company shall not without the prior written consent of the Underwriter, issue, directly or indirectly, any press release or other communication or hold any press conference with respect to the Company or its activities or the offering contemplated hereby, other than trade releases issued in the ordinary course of the Company's business consistent with past practices with respect to the Company's operations.

(q) For a period equal to the lesser of (i) five (5) years from the date hereof, and (ii) the sale to the public of the Warrant Shares, the Company will not take any action or actions which may prevent or disqualify the Company's use of Form SB-2 or Form S-1 (or other appropriate form) for the registration under the Act of the Warrant Shares, other than as a result of the dissolution and liquidation of the Company, as disclosed in the Prospectus. The Company further agrees to use its best efforts to file such post-effective amendments to the Registration Statement as may be necessary, in order to maintain its effectiveness and to keep such Registration Statement effective as long as any of the Underwriter's Warrants remain outstanding or as long as any outstanding Warrant Shares have not yet been sold to the public.

(r) For a period of twelve (12) months after the effective date of the Registration Statement, the Company shall not restate, amend or alter any term of any written employment, consulting or similar agreement entered into between the Company and any of the Founders in a manner which is more favorable to such officer, director or key employee, without the prior written consent of the Underwriter.

(s) Prior to the commencement of commercial production of the Film, the Company will obtain and maintain insurance policies, including, but not limited to, general liability and property insurance, to insure the Company and its employees, against such losses and risks generally insured against by comparable businesses.

5. <u>Conditions of the Underwriter's Obligation</u>. The Underwriter's obligations to proceed with the Closing and to deliver to the Company payment for the Shares as provided herein, assuming that all of the Shares have been sold and payment therefor (including the applicable clearing charges) is then-available in its customers' accounts, shall be subject to the accuracy, as of the date hereof and as of the Closing Date (as if made on the Closing Date), of the representations and warranties of the Company herein, to the accuracy of statements of Company officers made in certificates delivered pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to the following additional conditions:

(a) The Registration Statement shall have become effective not later than 5:30 p.m., New York time on the day following the date of this Agreement, unless a later time and date be agreed to by the Underwriter; and no stop order suspending the effectiveness of the Registration Statement, or order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus, shall have been issued and no proceedings for such purpose shall have been instituted or will be pending or, to the knowledge of the Company or the Underwriter, shall be contemplated by the Commission; and any request of the Commission for additional information (to be included in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the satisfaction of the Underwriter's Counsel.

(b) On the Closing Date the Underwriter shall have received an opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, counsel to the Company, dated the Closing Date, to the effect that:

(i) This Agreement and the Underwriter's Warrants each has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms (except insofar as enforcement of the indemnification and contribution provisions thereof may be limited by applicable federal securities laws or principles of public policy and subject to bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general principles of equity). The Company has full corporate power and authority to enter into this Agreement and the Underwriter's Warrants and to sell, issue and deliver the Shares, the Underwriter's Warrants and the Warrant Shares;

(ii) The Company has an authorized and outstanding capital stock as set forth under "Capitalization" in the Prospectus; all of the Company's outstanding shares have been duly authorized and validly issued, and are fully paid and non assessable; all of the securities sold and to be issued by the Company pursuant to this Agreement have been duly and validly authorized, issued and delivered and are fully paid and non assessable, and conform to the description thereof in the Prospectus and such description conforms to the rights duly set forth in the Certificate of Incorporation of the Company; the holders of the Shares, the Underwriter's Warrants and the Warrant Shares are not, and will not be, subject to any personal liability by reason of being holders thereof; and none of such securities has been issued in violation of the preemptive rights or any other rights of any stockholder of the Company and no stockholder has any preemptive right to subscribe for or to purchase any Shares;

(iii) The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware, has full corporate power and authority to conduct its business as presently conducted and as described in the Prospectus and to own its properties and is duly qualified to do business and is in good standing in such jurisdiction wherein the property owned or leased by it makes such qualification necessary (except where failure to so qualify would not have a material adverse effect on the Company);

(iv) The Registration Statement has become effective under the Securities Act and, to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or is pending or contemplated by the Commission;

(v) The Registration Statement and the Prospectus, and any amendment or supplement thereto, comply as to form in all material respects with the requirements of the Securities Act and the Rules and Regulations promulgated thereunder (except that such counsel need express no opinion as to the financial statements and schedules and financial data included therein);

(vi) Such counsel has assisted in the preparation of the Registration Statement and the Prospectus and no fact has come to the attention of such counsel which leads such counsel to believe that, either as of the Effective Date or the date of the opinion, (a) either the Registration Statement or the Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and financial data included therein, as to which such counsel need express no opinion) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) there is any legal, governmental or administrative proceeding pending, threatened or contemplated to which the Company is or may become a party or of which any of its property is or may become subject, or any basis for any legal, governmental or administrative proceeding, required to be described in the Prospectus which is not described as required, or (c) there is any contract or document of a character required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required;

(vii) The execution, delivery and performance of this Agreement and the Underwriter's Warrants by the Company and the consummation of the transactions contemplated therein have not and will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, the Certificate of Incorporation or Bylaws of the Company or any indenture, mortgage, deed of trust, note agreement or other agreement or instrument known to such counsel to which the Company is a party or by which it is bound or to which any or its property is subject, or any federal or state statute, law, rule or regulation, or any judgment, order or decree of any court or governmental agency or body known to such counsel having jurisdiction over the Company or any of its property;

(viii) No consent, approval, authorization or order of, or declaration or filing with, any government, governmental instrumentality or court, is required for the valid consummation by the Company of the transactions contemplated by this Agreement except such as may be required under the Securities Act or any state securities or "blue sky" laws in connection with the purchase, sale and distribution of the Shares and the Underwriter's Warrant;

(ix) To the best of such counsel's knowledge after due inquiry, the Company possesses all permits, certificates of compliance, approvals, licenses, waivers, consents and other rights from governmental authoritie s and other third parties which are requisite for the material conduct of its business as presently conducted and as described in the Prospectus (except such as in the aggregate would not materially affect the business or operations of the Company and except for matters relating to the Company's intellectual property, as to which no opinion is expressed), for the consummation of the transactions contemplated in this Agreement and for the offering contemplated by the Prospectus, such permit, certificate of compliance, approval, license, waiver, consent and right is valid and in full force and effect.

(x) To the best of such counsel's knowledge, except as described in the Prospectus, the Company is not in breach of, or in default under, any term or provision of any material agreement or instrument to which the Company is a party or by which the Company may be bound or to which the property or assets (tangible or intangible) of the Company is subject or affected; and the Company is not in violation of any term or provision of (A) its certificate of incorporation or by-laws, (B) any order, license, certificate, franchise or permit of any governmental or regulatory official or body or (C) any judgment, decree, order, statute, rule or regulation to which it is subject;

(xi) assuming due execution by each of the Founders, the Lock-up Agreements are legal, valid and binding obligations of the parties thereto, enforceable against the party and any subsequent holder of the securities subject thereto in accordance with their terms; and

(xii) none of the Company or any of its affiliates shall be subject to the requirements of or shall be deemed an "Investment Company."

(c) On the Closing Date, the Underwriter shall have received from Adam B. Kaufman & Associates, PLLC, special entertainment counsel for the Underwriter, to the effect that:

(i) Except as otherwise disclosed in the Prospectus, based solely on our review of the agreements between the Company and TAP Entertainment, Inc. dated April 7, 2003 and the agreement between the Company and Lisa Reardon, dated April 15, 2003, copies of which have been provided to us, which we are assuming have been duly authorized, executed and delivered by all parties thereto, (A) the Company owns or possesses, free and clear of all liens or encumbrances and rights thereto or therein by third parties, the requisite options (the "Options") to acquire the licenses and other rights to produce and distribute a film (the "Film") based on the novel written by Lisa Reardon entitled "Billy Dead" (the "Novel") and the screenplay written by Keith Gordon based on the Novel (the "Screenplay"), (B) upon the Company's exercise of such Options in accordance with the terms of the applicable agreements pertaining thereto, the Company will own or possess, free and clear of all liens or encumbrances and rights thereto or therein by third parties, the licenses and other rights to produce and distribute the Film based on the Novel and the Screenplay, and (C) to the best of our knowledge, there is no existing or pending action or proceeding which challenges the exclusive rights of the Company with respect to the Novel and the Screenplay or which would otherwise affect the Company's business, as described in the Prospectus, in any material respect; and

(ii) Except as described in the Prospectus, the Company is not under any obligation to pay to any third party, royalties or fees of any kind whatsoever with respect to any intellectual property developed, employed, licensed or used by the Company.

(d) On the Closing Date, the Underwriter shall have received from Raimondo Pettit Group, a letter dated as of such date, to the effect that:

(i) They are independent accountants with respect to the Company within the meaning of the Act and the applicable published Rules and Regulations;

(ii) In their opinion, the financial statement (including the schedules, if any) in the Registration Statement examined by such firm, comply as to form in all material respects with applicable accounting requirements of the Act and the published Rules and Regulations thereunder with respect to registration statements on Form SB-2; and

(iii) On the basis of procedures (in accordance with generally accepted accounting standards) consisting of reading the minutes of meetings of the shareholders and the Board of Directors of the Company since the date of the latest audited balance sheet as set forth in the minute book through a specified date not more than five business days prior to the Closing Date, reading the unaudited interim financial statements (if any), including the schedules (if any), of the Company included in the Registration Statement and making inquiries of certain officials of the Company who have responsibility for financial and accounting matters regarding the specific items for which representations are requested below, nothing has come to their attention as a result of the foregoing procedures that caused them to believe that (a) the unaudited financial statements (if any), including the schedules (if any), of the Company included in the Registration Statement do not comply as to form in all material respects with applicable accounting requirements of the Act and the published Rules and Regulations thereunder, (b) said financial statements including the schedules (if any), are not presented fairly, in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements, or (c) during the period from the date of the latest balance sheet covered by their report(s) included in the Registration Statement to a specific date not more than five business days prior to the Closing Date, there has been any change in the capital stock or long-term debt of the Company as compared with the amounts shown in the balance sheet included in the Registration Statement, except as set forth in or contemplated by the Registration Statement, and for the period from the date of the last balance sheet contained in the Prospectus to a specified date not more than five days prior to the date of such letter, there has been any decrease, except as described in such letter and previously discussed with the Underwriter, in consolidated gross revenues, net income, consolidated assets or total stockholders' equity as compared with the amounts shown on such balance sheet, except for such changes or decreases which the Registration Statement discloses have occurred or may occur.

(e) The Underwriter shall have received a certificate or certificates, dated the Closing Date, executed by the Chairman of the Board or the President or a Vice President of the Company and by a principal financial or accounting officer of the Company to the effect that, to the best of their knowledge based on a reasonable investigation:

(i) No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted or are pending or contemplated under the Act;

(ii) Neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statement therein not misleading and since the effective date of the Registration Statement, there has occurred no event required to be set forth in an amendment or supplemented Prospectus which has not been so set forth;

(iii) Except as contemplated in the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transaction, not in the ordinary course of business, and there has not been any material change in the capital stock or funded debt of the Company, or any material adverse change in the condition (financial or other) or results of operations of the Company;

(iv) There are no legal proceedings pending or threatened against the Company of a character effecting the validity of this Agreement or required to be disclosed in the Prospectus which are not disclosed therein; there are no transactions or contracts which are required to be filed as exhibits to the Registration Statement which are not so filed;

(v) Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, the Company has not sustained any material loss or damage to its properties, whether or not insured; and

(vi) The representations and warranties of the Company in this Agreement are true and correct, as if made on and as of the Closing Date; and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

(f) All such opinions, letters, certificates and documents will be in compliance with the provisions hereof only if they are satisfactory to the Underwriter and to its counsel. The Company will furnish the Underwriter with such signed or conformed copies of such opinions, letters, certificates and documents and with such additional documents, certificates or letters as the Underwriter may reasonably request.

(g) If any condition to the Underwriter's obligations hereunder to be satisfied at or prior to the Closing Date is not so satisfied, the Underwriter may terminate this Agreement without liability on its part or on the part of the Company, except for the expenses to be paid or reimbursed by the Company pursuant to Section 4(e) of this Agreement and except for any liability under Section 6 of this Agreement.

6. Indemnification.

(a) The Company will indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of the Act against any losses, claims, damages or liabilities, joint or several, to which it or such controlling person may become subject, under the Act or otherwise, insofar as such loses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or in any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse it and each such controlling person for any legal or other expenses reasonably incurred by it or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, such Preliminary Prospectus, the Prospectus or such amendment or supplement, or in such blue sky application or such other document, in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use in the preparation thereof; and provided, further, that the Company will not be liable under this indemnity agreement, insofar as it relates to any Preliminary Prospectus, to the extent that any such loss, claim, damage, liability or action results from the fact that the Underwriter sold Shares to a person to whom there was not sent or given, at or prior to the written confirmation of such sales, a copy of the Prospectus (or of the Prospectus as then amended or supplemented if the Company had previously furnished copies thereof to you). This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) The Underwriter will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or in any blue sky application or other document executed by the Company specifically for that purpose filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such Preliminary Prospectus, the Prospectus or such amendment or supplement, or in such blue sky application or such other document, in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use in the preparation thereof; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 6. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

7. Contribution.

(a) In order to provide for just and equitable contribution under the Act in any case in which (i) the Underwriter (or any person who controls the Underwriter within the meaning of the Act) makes claim for indemnification pursuant to Paragraph 6 (a) hereof but it is judicially determined by the entry of final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal, or the denial of the last right of appeal, that such indemnification may not be enforced in such case notwithstanding the fact that Paragraph 6(a) provides for indemnification in such case or (ii) contribution under the Act may be required on the part of the Underwriter or any such controlling person in circumstances for which indemnification is provided under Paragraph 6(b), then, and in each such case, the Company and the Underwriter shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Underwriter is responsible for an aggregate of 7% (being the amount of the Underwriter's commission) and the Company is responsible for the remaining portion; provided, however, that, in any such case, no person guilty of a fraudulent misrepresentation (within the meaning of Section 11 (f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(b) Promptly after receipt by any party to this Agreement of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution under the Act. In case any such action, suit or proceeding is brought against any party, any such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate with the notifying party and any other contributing party similarly notified.

8. Representations and Indemnities to Survive Delivery. All representations and warranties of the Company contained herein and in the certificate or certificates delivered pursuant to Section 5(e) hereof, and the indemnity agreements contained in Section 6 and 7 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person, or by or on behalf of the Company or any officer, director or controlling person, or any termination of this Agreement, shall survive delivery of any payment for the Shares.

9. Effective Date of this Agreement and Termination Thereof.

(a) This Agreement shall become effective at 9 a.m., New York time, on the first full business day after the Effective Date, or at such earlier time after the Registration Statement has become effective as the Underwriter in its discretion shall first release the Shares for sale to the public. The Underwriter or the Company may prevent this Agreement from becoming effective without liability of any party to any other party, except as noted below, by giving the notice hereinafter specified at or before the time this Agreement becomes effective; provided, however, that the provisions of this Section 6 and of Section 4(e) hereof shall at all times be effective.

(b) The Underwriter shall have the right to terminate this Agreement by giving the notice hereinafter specified at any time at or prior to the Closing Date if (i) the Company shall have failed, refused or been unable, at or prior to the Closing Date, to perform any agreement on its part or be performed hereunder, or because any other condition precedent to the Underwriter's obligation hereunder required to be fulfilled by the Company is not fulfilled, or if (ii) trading on the New York Stock Exchange or Over-the-Counter Markets for the trading of securities shall have been generally suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been generally required, on the Over-the-Counter Markets, by the New York Stock

Exchange or the NASD, or by order of the Commission or any other governmental authority having jurisdiction, or if there has been a substantial adverse change in general market or economic conditions, or if a banking moratorium shall have been declared by Federal or New York authorities, or if an outbreak of hostilities or other national or international calamity of such nature as to disorganize the securities markets in the United States shall have occurred since the execution hereof. If the Underwriter elects to prevent this Agreement from becoming effective or to terminate this Agreement as provided in this Section 9, the Underwriter shall notify the Company promptly by telephone, fax or email, confirmed by letter. If the Company elects to prevent this Agreement from becoming effective, the Company shall notify the Underwriter promptly by telephone, fax or email, confirmed by letter.

10. <u>Notices</u>. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and if sent to the Underwriter shall be mailed, delivered or telegraphed and confirmed to Peter McDonnell, Civilian Capital, Inc., 14 N Peoria Street, Ste. 7c., Chicago, IL , 60607, with a copy to Adam Eilenberg, Esq., Ehrenreich Eilenberg & Krause LLP, 11 E. 44th St., 17th Floor, New York, NY, 10017, or if sent to the Company shall be mailed, delivered or telegraphed and confirmed to it at Billy Dead, Inc., Attn: Charles Ryan, 2312 Lorenzo Dr., Los Angeles, California, with a copy to Denis Rice, Esq., Howard, Rice, Nemerovski, Canady, Falk & Rabkin, Three Embarcadero Center, 7th Floor, San Francisco, CA 94111.

11. <u>Parties</u>. This Agreement shall insure to the benefit of and be binding upon the Underwriter and the Company and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person or corporation, other than the parties hereto and their respective successors and assigns, and the controlling persons and the officers and directors referred to in Section 6 hereof, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provision hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns, and said selling security holders and said controlling persons and said officers and directors, and for the benefit of no other person or corporation. No purchaser of any of the Shares from any Underwriter shall be construed a successor or assign by reason merely of such purchase.

12. <u>Information Furnished by Underwriters</u>. The statement set forth in the last paragraph on the cover page and under the caption "Underwriting" in any Preliminary Prospectus and in the Prospectus and in blue sky reports of sales, if any, constitute written information furnished by or on behalf of the Underwriter referred to in Sections 2(b), 6(a) and 6(b) hereof.

13. <u>Miscellaneous</u>. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California.

If the foregoing correctly sets forth the understanding between the Company and the Underwriter, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Underwriter.

Very truly yours,

BILLY DEAD, INC.

By:_____
        Charles F. Ryan III, Chief Executive Officer

Accepted as of _____, 2003:

CIVILIAN CAPITAL, INC.

By:_____
    Peter S. McDonnell, Chief Executive Officer

EXHIBIT 5.1

September 3, 2003

Billy Dead, Inc.
2312 Lorenzo Drive
Los Angeles, CA 90068

Re: Public Offering
         of up to 954,000 shares of Series A
         Preferred Stock, par value $0.001 per share, of Billy Dead, Inc.

Ladies and Gentlemen:

You have requested our opinion in connection with the issuance and sale by Billy Dead, Inc., a Delaware corporation (the "***Company***"), of up to 954,000 shares of its Series A Preferred Stock, par value $0.001 per share (the "***Shares***"), and up to 54,000 warrants to purchase 54,000 of the Shares (the "***Warrants***"), all in an offering pursuant to a "best-efforts" Underwriting Agreement by and among the Company and Civilian Capital as underwriter (the "***Underwriting Agreement***"). The issuance and sale of the Shares will be made under the Company's registration statement on Form SB-2 (No. 333-104620) (the "***Registration Statement***") filed with the Securities and Exchange Commission.

In connection with this opinion, we have examined the following documents:

(1) The Registration Statement, including the amendments thereto;

(2) The Underwriting Agreement;

(3) The Company's Amended and Restated Certificate of Incorporation, and the Company's Bylaws, including the Amendment dated as of June 15, 2003;

(4) Copies of minute books of the Company, provided to us by certain officers of the Company; and

(5) Such other documents of which we are aware, including certificates of officers of the Company, as we considered necessary to enable us to give this opinion.

In rendering the opinion set forth below, we have assumed the legal capacity of individuals, that the signatures on all documents not executed in our presence are genuine, that all documents submitted to us as originals are authentic, that all documents submitted to us as reproduced or certified copies conform to the original documents and that all corporate records of the Company provided to us for review are accurate and complete. We have further assumed the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof.

As to matters of fact material to our opinion, we have relied solely upon our review of the documents referred to in the second paragraph of this letter. We have assumed that the recitals of fact set forth in such documents are true, complete and correct on the date hereof. We have not independently verified any factual matters or the validity of any assumptions made by us in this letter and express no opinion with respect to such factual matters or assumptions. In rendering this opinion, we have considered only the Delaware General Corporation Law.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that, when issued, sold and delivered in accordance with the terms of the Underwriting Agreement, and for the consideration required thereby, both the Warrants and the Shares will be validly issued, fully paid, and nonassessable.

Notwithstanding anything in this letter to the contrary, the opinion set forth above is given only as of the date hereof. We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

HOWARD, RICE, NEMEROVSKI, CANADY, FALK & RABKIN
A Professional Corporation

By: /s/ DENIS T. RICE
    Denis T. Rice

EXHIBIT 10.11

_____, 2003 **[effective date of offering]**

Civilian Capital
14 North Peoria Street, Ste. 7c
Chicago, IL 60607

Ladies and Gentlemen:

    In order to induce Civilian Capital (the "Underwriter") and Billy Dead, Inc. (the "Company") to enter into an underwriting agreement with respect to the public offering (the "Public Offering") of shares of the Company's Series A Preferred Stock (the "Preferred Stock"), the undersigned hereby agrees that for a period of four (4) years following the closing of the Public Offering, he, she or it will not, without the prior written consent of the Underwriter and the Company, directly or indirectly, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of (whether pursuant to Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended, or otherwise) (collectively "Transfer") any shares of Common Stock of the Company ("Common Stock") or options, rights, warrants or other securities convertible into, exchangeable or exercisable for or evidencing any fight to purchase or subscribe for shares of Common Stock or (whether or not beneficially owned by the undersigned), or any beneficial interest thereto (collectively, the "Securities"). Notwithstanding the foregoing, the undersigned may Transfer shares of Common Stock to the same extent and in the same proportion as Mr. Charles F. Ryan III, Ms. Julie G. Lynn and Mr. Keith G. Gordon (collectively, the "Founders") may Transfer their shares of Common Stock under the provisions of the Promotional Shares Escrow Agreement dated as of the date hereof between the Founders, the Company and _____, as escrow agent, in form substantially similar to the form of Promotional Shares Escrow Agreement included as Exhibit 10.14 to the Company's current registration statement relating to the Preferred Stock.

    In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent, if any, of the Company's Common Stock with respect to any shares of Common Stock registered in the name of the undersigned or beneficially owned by the undersigned.


_____
Signature*

_____
Print Name

_____
Print Address

_____
Print Social Security Number or
Taxpayer I.D. Number


*To be signed by Brett W. Young and Peter S. Fuhrman.

EXHIBIT 10.12

Billy Dead, Inc.
2312 Lorenzo Drive
Los Angeles, CA 90068

Agreement Regarding Board of Directorship
Between Billy Dead, Inc. and Peter S. Fuhrman

As of August 15, 2003

Mr. Peter S. Fuhrman
11925 Wilshire Boulevard, #207
Los Angeles, CA 90025

Dear Mr. Fuhrman:

In consideration for your agreement to serve as a member of the Board of Directors of Billy Dead, Inc. (the "Company") and as a member of the Audit Committee and the Compensation Committee, we have consented to the transfer to you by Mr. Brett Young of 36,000 shares (the "Shares") of the Company's Common Stock, par value $0.001 per share, previously issued to him by the Company and subject to the terms of an agreement dated as of December 1, 2002 in form substantially similar to this Agreement.

We have agreed that if you cease to be a director of the Company, for any reason, prior to the successful completion of the Company's initial public offering and the sale of the securities registered in connection with such offering (the "IPO"), the Company will have the right to repurchase all of the Shares for an aggregate price of $36 ($0.001 per Share). If you cease to be a director of the Company, for any reason, within one year following the successful completion of the IPO, the Company will have the right to repurchase 75% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like). If you cease to be a director of the Company, for any reason, after the first anniversary of the completion of the IPO but before the second anniversary, the Company will have the right to repurchase 50% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like). After the second anniversary of the successful completion of the IPO, the Company will no longer have any right to repurchase any of the Shares.

Any certificates representing the Shares may have a restrictive legend to such effect reflecting the rights of the Company to repurchase the Shares.

If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.

Very truly yours,
BILLY DEAD, INC.

By:_/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ PETER S. FUHRMAN

(Peter S. Fuhrman)

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

As of August 15, 2003

Mr. Brett Young
1301 South Branch Drive
Whitehouse Station, New Jersey 08889

Mr. Peter S. Fuhrman
11925 Wilshire Boulevard, #207
Los Angeles, CA 90025

Gentlemen:

This letter confirms our agreement regarding Mr. Fuhrman's joining the Board of Directors of Billy Dead, Inc. (the "Company"), and in connection therewith, the transfer by Mr. Young to Mr. Fuhrman of 36,000 shares of Common Stock of the Company in consideration of the amount of $36.00.

We have agreed as follows:

1. Effective as of the date hereof, Mr. Fuhrman has become a director of the Company and a member of the Audit Committee and the Compensation Committee of the Board of Directors of the Company (the "Board"), pursuant to the actions of the Board by Unanimous Written Consent dated as of the date hereof.

2. Mr. Young has agreed to sell to Mr. Fuhrman 36,000 shares of Common Stock for the aggregate consideration of $36.00, the same price Mr. Young paid the Company for the original issuance of such shares to him in December 2002 (prior to a stock split and recapitalization in February 2003). The Company hereby consents to his transfer of the shares to Mr. Fuhrman. Mr. Young will promptly deliver to the Company his original stock certificate No. 6 representing the 72,000 shares of Common Stock initially issued to him, together with a stock power or an endorsement of the reverse side of such stock certificate authorizing the transfer of 36,000 shares to Mr. Fuhrman. The Company will promptly issue replacement certificates for Mr. Young and Mr. Fuhrman for 36,000 shares each, containing the appropriate restrictive legends previously appearing on Certificate No. 6.

3. Mr. Fuhrman agrees that his ownership of the shares purchased from Mr. Young, and the Company's ability to repurchase such shares, will be subject to the Agreement regarding Board Directorship dated as of the date hereof between the Company and Mr. Fuhrman.

4. The Company and Mr. Young agree that the Agreement regarding Board Directorship dated as of December 1, 2002 between the Company and Mr. Young is hereby amended to provide that the "Shares" referred to therein now means the 36,000 shares of Common Stock currently owned by Mr. Young, rather than the 72,000 shares originally issued to him by the

Company. Except as otherwise provided herein, such Agreement remains in full force and effect.

If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.

Very truly yours,

BILLY DEAD, INC.

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ BRETT W. YOUNG
(Brett W. Young)

/s/ PETER S. FUHRMAN
(Peter S. Fuhrman)

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

As of August 15, 2003

Mr. Brett Young
1301 South Branch Drive
Whitehouse Station, New Jersey 08889

Mr. Peter S. Fuhrman
11925 Wilshire Boulevard, #207
Los Angeles, CA 90025

Gentlemen:

This letter confirms our agreement regarding Mr. Fuhrman's joining the Board of Directors of Billy Dead, Inc. (the "Company"), and in connection therewith, the transfer by Mr. Young to Mr. Fuhrman of 36,000 shares of Common Stock of the Company in consideration of the amount of $36.00.

We have agreed as follows:

1. Effective as of the date hereof, Mr. Fuhrman has become a director of the Company and a member of the Audit Committee and the Compensation Committee of the Board of Directors of the Company (the "Board"), pursuant to the actions of the Board by Unanimous Written Consent dated as of the date hereof.

2. Mr. Young has agreed to sell to Mr. Fuhrman 36,000 shares of Common Stock for the aggregate consideration of $36.00, the same price Mr. Young paid the Company for the original issuance of such shares to him in December 2002 (prior to a stock split and recapitalization in February 2003). The Company hereby consents to his transfer of the shares to Mr. Fuhrman. Mr. Young will promptly deliver to the Company his original stock certificate No. 6 representing the 72,000 shares of Common Stock initially issued to him, together with a stock power or an endorsement of the reverse side of such stock certificate authorizing the transfer of 36,000 shares to Mr. Fuhrman. The Company will promptly issue replacement certificates for Mr. Young and Mr. Fuhrman for 36,000 shares each, containing the appropriate restrictive legends previously appearing on Certificate No. 6.

3. Mr. Fuhrman agrees that his ownership of the shares purchased from Mr. Young, and the Company's ability to repurchase such shares, will be subject to the Agreement regarding Board Directorship dated as of the date hereof between the Company and Mr. Fuhrman.

4. The Company and Mr. Young agree that the Agreement regarding Board Directorship dated as of December 1, 2002 between the Company and Mr. Young is hereby amended to provide that the "Shares" referred to therein now means the 36,000 shares of Common Stock currently owned by Mr. Young, rather than the 72,000 shares originally issued to him by the

Company. Except as otherwise provided herein, such Agreement remains in full force and effect.

If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.

Very truly yours,

BILLY DEAD, INC.

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ BRETT W. YOUNG
(Brett W. Young)

/s/ PETER S. FUHRMAN
(Peter S. Fuhrman)

EXHIBIT 10.14

Billy Dead, Inc.

FORM OF PROMOTIONAL SHARES ESCROW AGREEMENT

This Promotional Shares Escrow Agreement ("Agreement") was entered into **[effective date of Registration Statement]**_____, 2003, among Billy Dead, Inc. (the "Company"), and Charles F. Ryan, III, Julie Lynn and Keith Gordon, (the "Depositors"), and _____ (the "Escrow Agent"). The Company is located at 2312 Lorenzo Dr., Los Angeles, California 90068. The Escrow Agent is located at _____. The Company, Depositors and Escrow Agent are collectively referred to as "Signatories" in this Agreement.

The Company has applied to register its Equity Securities with the Securities Administrators of all fifty states of the United States (the "Administrators"). The Depositors are the owners of the shares of common stock or similar securities and/or convertible securities, warrants, options or rights which may be converted into, or exercised to purchase shares of common stock or similar securities of the Company ("Equity Securities") listed opposite their names on Exhibit A to this Agreement. As a condition to registering the Company's Equity Securities, the Depositors, who are security holders of the Company and who, for the purposes of this Agreement, are deemed to be Promoters of the Company, have agreed to deposit the Equity Securities listed opposite their names on Exhibit A to this Agreement ("Promotional Shares") with the Escrow Agent.

This Agreement is subject to the provisions of the Statement of Policy Regarding Corporate Securities Definitions adopted by the North American Securities Administrators Association, Inc. ("NASAA") on April 27, 1997 and amended September 28, 1999, and the Statement of Policy Regarding Promotional Shares adopted by NASAA as amended November 17, 1997 and September 28, 1999.

The Escrow Agent represents that it is not affiliated with the Company or any Depositors and that it is willing to serve as Escrow Agent and hold the Promotional Shares according to this Agreement.

The Signatories further agree as follows:

Deposit of Promotional Shares

1.   The Depositors' Promotional Shares have been deposited into an Escrow Account ("Escrow") with the Escrow Agent, and the Escrow Agent acknowledges receipt of the Promotional Shares as of the date of this Agreement.

Exercise or Conversion of Promotional Shares

2.   If the Promotional Shares have exercise rights or conversion rights, the Escrow Agent will, upon receipt of the Company's written request, provide the documents that evidence and/or which are

necessary to execute the exercise rights or conversion rights. The exercised or converted Promotional Shares will remain in Escrow subject to the terms of this Agreement.

Term

3.   This Agreement and the Escrow begin on the date this Agreement was entered into as indicated above. The Escrow Agent will hold the Promotional Shares until the release conditions of paragraph 4 below are satisfied.

Release Of Promotional Shares

4.   a. Subject to the documentation requirements in paragraph 5 below, the Escrow Agent will release the Promotional Shares in the following manner:

(1)   (A) If the Company's Aggregate Revenues are less than $500,000: beginning two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the fourth anniversary of the completion date of the registered offering; or

(B) If the Company's Aggregate Revenues are $500,000 or more and there is no statement in the Company's financial statements or its auditors' report regarding the Company's ability to continue as a going concern: beginning one year after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the second anniversary of the completion date of the registered offering; or

(2)   One hundred percent (100%) of the Promotional Shares will be released from Escrow if:

(A) The registered offering has been terminated, and no securities were sold; or

(B) The registered offering has been terminated, and all of the gross proceeds that were received have been returned to investors; or

(C) The Equity Securities did not qualify to be registered by the Administrator.

b.   If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, the Depositors agree that:

(1)   All holders of the Company's Equity Securities will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that

they paid per share for their Equity Securities (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's Equity Securities in the registered offering ("Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of Equity Securities that they purchased in the registered offering and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2)   After a Distribution, all holders of the Company's Equity Securities will participate on an equal, per share basis times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like; and

(3)   A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 4.b(1) and (2) above if a majority of the Equity Securities that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called for that specific purpose.

c.   If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is a Promoter that results in a Distribution while this Agreement remains in effect, the Depositors' Promotional Shares will remain in escrow subject to the terms of this Agreement.

d.   If the securities in Escrow become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, all securities held in Escrow will be released.

e.   Notwithstanding the provisions of this Agreement, the Company may instruct the Escrow Agent to release some or all of the Promotional Shares owned by a Depositor to the Company for repurchase by the Company at the price originally paid for by such Depositor, in accordance with the Company's existing share repurchase rights under applicable employment or related agreements with such Depositor; provided, however, that any such released and repurchased Promotional Shares may only be reissued by the Company to another person if such person agrees that such reissued Promotional Shares shall become subject to an agreement similar to this Promotional Shares Escrow Agreement.

Documentation Regarding the Release of Promotional Shares:

5.   a.   A written request for release of the Promotional Shares ("request for release"), based upon paragraph 4 above, will be forwarded to the Escrow Agent;

b.   The Company will provide appropriate documentation to the Escrow Agent to show that the requirements of paragraph 4 above have been met; and

c.   The Escrow Agent will terminate the Agreement and/or release some or all of the Promotional Shares from Escrow if all the applicable provisions of the Agreement have been satisfied. The Escrow Agent will maintain all records relating to the Agreement for a period of three (3) years following the termination of the Agreement. Copies of all records retained by the Escrow Agent will be forwarded to the Administrator promptly upon written request.

Restrictions on the Transfer, Sale or Disposal of Promotional Shares.

6.　　　Subject to the provisions of Section 4(e), while this Agreement is in effect, no Promotional Shares, any interest in Promotional Shares, or any right or title to Promotional Shares may be sold, transferred, hypothecated or otherwise disposed of ("transfer" or "transferred"), except as provided below, and the Escrow Agent will not recognize any transfer that violates the terms of this Agreement. The Promotional Shares may not be transferred until the Escrow Agent has received a written statement, signed by the proposed transferee ("transferee"), which states that the transferee has full knowledge of the terms of this Agreement, the transferee accepts the Promotional Shares subject to the terms of this Agreement, and the transferee realizes that the Promotional Shares will remain in Escrow and subject to the terms of the Agreement until the Promotional Shares are released pursuant to paragraph 4 above. Depositors are prohibited from selling any of their Promotional Shares that are not subject to Escrow during the time that the Company is offering its securities in a self-underwritten registered offering.

　　　　a.　　　Promotional Shares held in Escrow may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

　　　　b.　　　The escrowed Promotional Shares of a deceased Depositor may be hypothecated to pay the expenses of the deceased Depositor's estate, provided that the hypothecated Promotional Shares will remain subject to the terms of this Agreement. Promotional Shares may not be pledged to secure any other debt.

　　　　c.　　　Promotional Shares held in Escrow may be transferred by gift to the Depositor's family members, provided that the Promotional Shares will remain in Escrow and subject to the terms of this Agreement.

Voting Rights

7.　　　With the exception of paragraph 4.b above, the Depositors will have the same voting rights as holders of non-escrowed Equity Securities. If the Promotional Shares are registered in the Escrow Agent's name, the Escrow Agent will vote those Promotional Shares in accordance with the Depositors' written instructions.

Dividends, Stock Splits And Recapitalizations

8.　　　All certificates representing stock dividends and shares resulting from stock splits of escrowed shares, recapitalizations and the like, that are granted to or received by Depositors while their Promotional Shares are held in Escrow will be deposited with and held by the Escrow Agent subject to the terms of this Agreement. Any cash dividends that are granted to or received by the Depositors while their Promotional Shares are held in escrow, will be promptly deposited with and held by the Escrow Agent subject to the terms of this Agreement unless such cash dividends are approved by a majority of the Independent Directors of the Company. The Escrow Agent will invest cash dividends as directed by the Depositors. The cash dividends and any interest earned on the cash dividends will be disbursed by the

Escrow Agent in proportion to the number of shares released from the Escrow as provided by paragraph 4 above.

Additional Shares

9.   Equity Securities that are received by the Depositors as the result of the conversion of the Depositors' convertible securities and/or the exercise of Depositors' options, warrants or rights listed on Exhibit A, while their Promotional Shares are held in escrow, will be promptly deposited with the Escrow Agent as Promotional Shares subject to the terms of this Agreement. These additional Promotional Shares will be released from Escrow as provided by paragraph 4 above.

Duty of Escrow Agent.

10.   The Escrow Agent's sole responsibility will be to act in accordance with the terms expressly set forth in this Agreement. In performing its duties under this Agreement, the Escrow Agent will not be liable to anyone for any damage, loss, expense or liability other than for that which arises from the Escrow Agent's failure to abide by the terms of this Agreement.

Escrow Agent's Compensation.

11.   The Escrow Agent will be entitled to receive reasonable compensation from the Company for its services.

Escrow Agent's Indemnification

12.   The Company and the Depositors agree to hold the Escrow Agent harmless from, and indemnify the Escrow Agent for, any cost or liability regarding any administrative proceeding, investigation, litigation, interpretation, implementation or interpleading relating to this Agreement, including the release of Promotional Shares and the disbursement of dividends, interest or proceeds, unless the cost or liability arises from the Escrow Agent's failure to abide by the terms of this Agreement.

Scope

13.   This Agreement will be binding upon the Depositors, their heirs and assignees, and upon the Company, Escrow Agent, and their successors.

Substitute Escrow Agent

14.   If, for any reason, the Escrow Agent named in this Agreement is unable or unwilling to continue to act as Escrow Agent, then the Company may substitute, with the consent of the Administrator, another person to serve as Escrow Agent under this Agreement.

Termination

15.   Except for the compensation and indemnification provisions of paragraphs 11 and 12 above, which will survive until those provisions are satisfied, this Agreement will terminate in its entirety when all of the Promotional Shares have been released, or the Company's Equity Securities and/or assets have been distributed as provided by paragraph 4 above.

The Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which will be considered an original, and have signed this Agreement in the capacities and on the dates indicated below.

                                                             Date

Charles F. Ryan, III

(Print or type the Depositor's name)

_____   _____

(Signature)

Julie Lynn

(Print or type the Depositor's name)

_____   _____

(Signature)

Keith Gordon

(Print or type the Depositor's name)

_____   _____

(Signature)

                           Date

BILLY DEAD, INC.

By _____   _____

President

By _____   _____

Secretary

Escrow Agent

_____

By _____   _____

Title: Partner

EXHIBIT A
TO PROMOTIONAL SHARES
ESCROW AGREEMENT

EQUITY SECURITIES OF BILLY DEAD, INC. PLACED IN ESCROW

Name of Depositor	No. Shares of Common Stock of Billy Dead, Inc. Placed in Escrow
Charles F. Ryan, III	258,000
Julie Lynn	300,000
Keith Gordon	270,000
TOTAL	**828,000**

EXHIBIT 23.2

September 3, 2003

Billy Dead, Inc.
2312 Lorenzo Drive
Los Angeles, CA 90068

Re: Registration Statement 333-104620 on Form SB-2 for Series A Preferred Stock for Billy Dead, Inc.
(the "Registration Statement")

Ladies and Gentlemen:

The undersigned has acted as special entertainment counsel to Civilian Capital, Inc., (you) the underwriter of shares of Series A preferred stock of Billy Dead, Inc., a Delaware corporation (the "Company"), covered by the above-referenced Registration Statement, with respect to certain issues relating to the validity of the Company's intellectual property rights. We hereby consent to the use of our name under the caption "Legal Matters" in the Registration Statement, including the exhibits thereto (the "Registration Statement"), solely in connection with such issues, under the Securities Act of 1933, as amended (the "Act"), for the registration by the Company of 954,000 shares of Series A Preferred Stock. This consent shall be limited to use by you, and no other Person, and solely for the purposes of the Registration Statement. We have limited our advice to you to intellectual property matters and expressly state that we have not provided you with advice on any other matters, including without limitation, advice relating to state or federal securities laws or corporate laws, or matters relating to fiduciary responsibility and have not advised the Company in any way or matter. We expressly withhold our consent to any reference that differs from the foregoing.

In giving this consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/S/ Adam B. Kaufman
ADAM B. KAUFMAN & ASSOCIATES, PLLC

EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement of Billy Dead, Inc. on Form SB-2 of our report, which includes an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern, dated February 28, 2003, except for the last two paragraphs of Note 7, as to which the date is April 15, 2003, appearing in the Prospectus, which is part of this Registration Statement, relating to the financial statements of Billy Dead, Inc as of December 31, 2002 and for the period from inception (September 24, 2002) through December 31, 2002. We also consent to the reference to our firm under the heading "Experts" in such Prospectus.

/S/ RAIMONDO PETTIT GROUP

RAIMONDO PETTIT GROUP
Torrance, California
September 3, 2003

EXHIBIT 99.1

ESCROW AGREEMENT

Between

BANK OF THE WEST
("ESCROW AGENT")

and

CIVILIAN CAPITAL, INC. (THE "UNDERWRITER")

and

COMPUTER CLEARING SERVICES, INC. (THE "CLEARING FIRM")

and

BILLY DEAD, INC. (THE "COMPANY")

I.   The Parties.

Civilian Capital Inc., a corporation duly organized and in good standing under the laws of Delaware (the "Underwriter"), Computer Clearing Services, Inc., a corporation duly organized and in good standing under the laws of _____ (the "Clearing Firm") and Billy Dead, Inc., a corporation duly organized and in good standing under the laws of Delaware (the "Company") (jointly and severally, the "Account Parties"), for the benefit of investors in the Company's initial public offering of securities (the "Investors") hereby appoint BANK OF THE WEST ("Escrow Agent") as their Escrow Agent to render certain services as provided in this Escrow Agreement ("Agreement"), dated August __, 2003.

The Escrow Services under this Agreement will not begin until the Escrow Agent has received the documentation necessary to establish an account (the "Account") on its books and has received the escrow property in conformance with this Agreement.

II.   Purpose.

The purpose of this Escrow Agreement is to provide for the escrowing of proceeds raised in an initial public offering of 900,000 shares of the Company's Series A Preferred Stock (the "Shares") at a price of $8.75 per share (the "Offering"), which is being conducted by the Underwriter on a best efforts, "all or none" basis.

III.   The Property.

The Escrow Agent is hereby constituted and appointed the escrow agent hereunder. As soon as the Securities and Exchange Commission has declared effective the Company's Registration Statement on Form SB-2 with respect to the Offering (the "Offering Commencement Date"), the Company will notify the Underwriter and the Escrow Agent, and will identify the date that is the Offering Commencement Date. The Underwriter agrees, that at such point, it will direct the Clearing Firm to electronically transmit subscription amounts explicitly authorized for transfer by Investors from their individual brokerage accounts held at the Clearing Firm ("Offering Proceeds") into one separate interest bearing account (the "Escrow Account") to be established by the Escrow Agent in the name of the Clearing Firm for the benefit of the Investors (the "Escrow Account"). At the time the Underwriter authorizes the making of a transfer from a particular Investor's brokerage account in accordance with such Investor's authorization to do so, it will forward to the Clearing Firm the full name and address and taxpayer identification number for such Investor, together with wire transfer information relating to the Investor's brokerage account at the Clearing Firm from which its investment in the Offering is being made (the "Brokerage Account"). The Clearing Firm, rather than the Escrow Agent, shall be responsible for maintaining such records relating to the Investors.

From time to time the Underwriter may authorize the Clearing Firm to deliver additional Offering Proceeds to the Escrow Agent, together with the information referred to in the preceding sentence. The Underwriter, through the Clearing Firm, shall transfer to the Escrow Account the Offering Proceeds from an Investor's Brokerage Account no later than noon of the next day following the Underwriter's acceptance of an Investor's subscription. All of the Offering Proceeds, together with any income earned or credited, shall constitute the assets of the Escrow Account and may be referred to herein as the "Assets". The Escrow Agent shall provide appropriate delivery instructions to the Account Parties.

IV.   Duration.

A. When the Escrow Agent has received Offering Proceeds representing all of the Shares being sold in the Offering (an aggregate of $7,875,000), then the Escrow Agent shall promptly notify the Company, the Underwriter and the Clearing Firm, and, at the written election of the Company (signed by its Chief Executive Officer), the Escrow Agent will release such Offering Proceeds, together with all interest accrued thereon, subject to deduction for expenses (including any fees charged by the Escrow Agent and not yet paid), promptly to the Clearing Firm, for immediate remittance by the Clearing Firm to the Company. The written instruction from the Company shall be accompanied by a written opinion of counsel to the Company and by a written confirmation from the Underwriter that all conditions to the release of the Offering Proceeds have been satisfied. The Escrow Agent shall not be responsible for delivering any certificates representing the Shares to any Investor, which shall instead by undertaken by the Underwriter and the Clearing Firm.

B. If the Escrow Agent has not received Offering Proceeds representing all of the Shares being sold in the Offering by close of business on the 90th day after the Offering Commencement Date (the "Expiration Date"), which Expiration Date may be extended for an additional 90 days if so elected in writing by the Company and the Underwriter, with a copy of such election to extend the Expiration Date to be delivered by the Company to the Escrow Agent, then the Escrow Agent will release and return the Offering Proceeds to the Clearing Firm, for immediate remittance by the Clearing Firm to the Investors' Brokerage Accounts, based on the amount of each Investor's subscription, together with all interest accrued thereon (as allocated and determined by the Clearing Firm) and without deduction for any expenses (including any fees charged by the Escrow Agent). Any such expenses, including all fees charged by the Escrow Agent, shall be immediately payable by the Company at such time.

V.   Authorized Signers; Reliance by Escrow Agent.

A.   The Account Parties agree that they shall provide such resolutions or certifications and other documents as may be necessary to establish the Account on the Books of the Escrow Agent. The Account Parties agree to provide, on Exhibit "A," the names and specimen signatures of those who are authorized to issue notices and instructions to the Escrow Agent and execute required documents under this Agreement ("Authorized Signers"). This includes the authority to act under Articles VI (Investments and Income), VIII (Disbursements) and XII (Right to Consult with Account Parties). The Escrow Agent is not liable in any respect on account of the identity, authority or rights of persons executing or delivering, or purporting to execute or deliver, any written document, notice or communication.

B.   The Escrow Agent is entitled to rely on, and shall be fully protected in relying on: (1) the instructions and notices from any one of the Authorized Signers from each of the Account Parties, acting alone, until such time as their authority is revoked in writing, or until successors have been appointed and identified by notice in the manner described in Article XX, below, (2) any notice, instruction, instrument, electronic or telephonic transmission, or signature (including, without limitation, any faxed copy of any such notice, instruction or instrument) believed by the Escrow Agent in good faith to be genuine, valid and sufficient, and (3) the information contained in such notices and instructions. The Escrow Agent has no obligation, duty or responsibility whatsoever to investigate or determine the accuracy or truthfulness of the information contained therein.

C.   The Escrow Agent may, but is not obligated to, accept oral, electronic, or facsimile notices and instructions from Authorized Signers. Authorized Signers will provide the Escrow Agent with written confirmation of all oral notices and instructions to the Escrow Agent, but the Escrow Agent need not await receipt of written confirmation of any oral notice or instructions before acting upon them. A failure on an Authorized Signer's part to provide the Escrow Agent with written confirmation of any oral notices or instructions shall not invalidate such notice or instructions, and the Escrow Agent shall incur no liability for having acted in good faith in the absence of such written confirmation.

VI. Investments and Income.

A.   The Escrow Agent shall invest the moneys deposited with the Escrow Agent (and income earned thereon except as specified below), in government money market mutual funds only and in compliance with Rule 15c-2(4) of the Securities Exchange Act of 1934, as amended. The Escrow Agent shall have no liability or responsibility whatsoever for any loss resulting from any investment made in compliance with the terms and provisions of this Agreement.

B.   Earnings on the Account will be reported to the appropriate tax authorities for the account of the Company on IRS Form 1099 or such other substitute form as applicable. The Company shall separately provide to the Escrow Agent its Federal Tax I.D. No. and the appropriate tax form (W8 or W9) or other substitute tax form as applicable. If after the Expiration Date, the Escrow Agent returns the Offering Proceeds to the Clearing Firm on behalf of the Investors, then the Underwriter and the Clearing Firm will provide to the Company the taxpayer identification numbers for the Investors for purposes of reporting on IRS Form 1099 their earnings on their pro rata share of the Offering Proceeds returned to them.

C.   Any party hereto that is not a United States corporation must execute the attached Addendum to this Agreement which is incorporated herein and made a part hereof.

VII. Authorization to Invest in Mutual Funds Serviced by Escrow Agent and Affiliates.

Subject to the provisions of the first sentence of Article VI.A, the Escrow Agent and its Affiliates provide a variety of services to multiple mutual funds, including but not limited to the Eureka Funds (the "Funds"). These services may include, but are not limited to, acting as investment adviser, investment sub-advisor, sponsor, distributor, administrator, custodian, transfer agent, sub-transfer agent, registrar, shareholder servicer, interfund lending servicer, special management servicer, fund accountant and other capacities. The Account Parties understand and agree that, in addition to the compensation paid to the Escrow Agent for providing services to the Account, the Escrow Agent and its Affiliates may receive as compensation from the Funds, the Funds' distributor, any selling agent of the Funds or their distributor, or any other person or entity, any and all fees which may be paid by the Funds for services rendered to the Funds or which may be paid as distribution charges or sales compensation , including front-end or contingent deferred sales charges, and fees paid pursuant to a plan established under Rule 12b-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.

1.   Escrow Agent's Authorization to Invest in Mutual Funds Serviced by Escrow Agent and Affiliates.

If the Account Parties have authorized the Escrow Agent to invest Account assets in its discretion, they authorize the Escrow Agent to exercise its discretion in investing Account Assets in the Funds without prior notice to the Account Parties whenever it is appropriate to the Account's Investment Objective and the Account Partie s acknowledge receipt of a Prospectus of the Funds.

2.   Escrow Agent and Affiliates Authorized to Receive Compensation from the Funds and Others.

The Account Parties agree that (a) the Escrow Agent and its Affiliates can receive compensation and other benefits for providing services to the Funds which are in addition to the fees the Escrow Agent receives for providing services to the Account, (b) the Escrow Agent and its Affiliates may receive such compensation and other benefits even if the Escrow Agent and its Affiliates are not in privity of contract with one or more of the Funds, and even if such fees, distribution charges, or sales compensation are initially paid to another party prior to being paid to the Escrow Agent and its Affiliates, and (c) the Escrow Agent need not reduce its Account fees by any compensation or other benefits the Escrow Agent or its Affiliates receive in connection with the investment of Assets in the Funds. Depending on the type of investment service selected, if the Account Parties or the Escrow Agent transfers Assets between the Funds, the amount of compensation or value of other benefits received by the Escrow Agent and its Affiliates may increase or decrease.

3.   Purchase and Sale of Securities Through Affiliates.

To the extent permitted by applicable law, the Funds may purchase securities through or from the Escrow Agent and its Affiliates and may engage in repurchase transactions with the Escrow Agent and its Affiliates.

VIII.   Disbursements.

A.   The Escrow Agent shall disburse Account income and Account principal in accordance with the provisions of Article IV above.

B.   All disbursements will be made only as authorized under Article IV or as otherwise permitted and instructed by Authorized Signers, and the Escrow Agent shall be fully protected in making such disbursements in such fashion and in such amounts as provided herein.

C.   The Escrow Agent is not responsible for verifying that a disbursement made as directed under this Agreement is lawful, authorized or appropriate under any other document or arrangement, or for the application of any disbursement made from the Account.

D.   The Escrow Agent is not required to disburse amounts unless good funds are available. The Escrow Agent is not required to create an overdraft to disburse funds.

E.   Disbursements may be made pursuant to a mediation or as ordered by an arbitrator following an arbitration as provided for in Article XV below, or as ordered by a court of competent jurisdiction following notice of such order given to the Account Parties by the Escrow Agent.

IX.   Duties of the Escrow Agent; Scope of Duties.

The Escrow Agent's duties and their scope are as set forth below or as more fully set forth in other parts of this Agreement.

A.   The Escrow Agent will receive, hold and account for assets only as delivered to it in conformance with this Agreement. The Escrow Agent has no responsibility to notify any party of another party's failure to deliver assets to the Escrow Agent or to enforce the delivery of any assets to it.

B.   This Agreement sets forth all of the duties of the Escrow Agent with respect to any and all matters pertinent thereto, and no implied duties or obligations whatsoever shall be read into this Agreement. The duties of the Escrow Agent are ministerial in nature and not discretionary, except as provided in Articles VI and VII.

C.   The Escrow Agent's sole duties hereunder are to invest and disburse the Escrow Property in accordance with the terms and provisions of this Agreement and to provide (i) paper reports on a quarterly basis to the Account Parties of the Escrow Account balance at the beginning and end of such quarter, interest earned during such quarter and all transactions relating to the Escrow Account during such period and (ii) full internet access to the Account Parties at all times of the foregoing information and of current balances of the Escrow Account.

D.   Upon the complete disbursement of the Escrow Property in accordance with the terms and provisions of this Agreement, the Escrow Agent is fully released from all further obligations or liabilities hereunder.

E.   Nothing contained herein shall be construed to create any obligation or liability whatsoever on the part of the Escrow Agent to anyone other than the Account Parties. There are no third party beneficiaries to this Escrow.

F.   The Escrow Agent is not bound in any respect whatsoever by any agreement or contract (other than this Agreement) between the Account Parties (whether or not the Escrow Agent has knowledge thereof).

X.   Reports by the Escrow Agent.

A.   The Escrow Agent is not responsible for verifying or authenticating any property, or the value of any property delivered to it, other than cash or such similar funds. The Escrow Agent will report the value of money market mutual funds provided by the Escrow Agent and utilized under this Agreement. The Escrow Agent will provide market values of the assets in the Account in its periodic reports for publicly-held or publicly-traded securities, using its normal pricing services. All other assets, if any, will be reported at the cost or value as provided to the Escrow Agent by the Account Parties.

B.   The Escrow Agent will provide periodic statements to the Account Parties, or agents of the Account Parties, as so identified. Such statements will set forth the holdings, the market values (as set forth above) and the transactions, if any, including purchases, sales or any other disbursement, and income received.

C.   The Account Parties have sixty (60) days to object in writing to such reports. If no written notice has been received by the Escrow Agent within this period, an acceptance of such reports shall be deemed to have occurred.

D.   Pursuant to and in accordance with applicable state securities laws and regulations, the Escrow Agent shall grant to state securities laws administrators the right, at reasonable times and upon reasonable notice, to inspect and make copies of all records relating to this Escrow and the Account, wherever such records are located.

XI.   Right of the Escrow Agent to Consult with Counsel.

The Escrow Agent has the right to consult with counsel in connection with its duties hereunder and is fully protected by any act, suffered or permitted by it in good faith in accordance with the advice of such counsel.

XII.   Right of the Escrow Agent to Consult with Account Parties.

A.   Notwithstanding the receipt of written instructions, if the Escrow Agent is uncertain as to its duties or rights hereunder, Escrow Agent has the right (but not the obligation) to request clarification or confirmation by the Account Parties of any proposed disbursement of any portion of the Account assets or any other proposed action with respect to the Account prior to taking such action.

B. In the event that, within ten (10) business days after such request the Escrow Agent has not received notice from any Account Party objecting to such proposed action, such action shall be deemed confirmed by the Account Parties.

C. In addition, if the Escrow Agent is uncertain as to its duties or rights hereunder, the Escrow Agent also has the right (but not the obligation) to refrain from taking any action other than to use its best efforts to keep safely and preserve the Account (and to keep cash or cash equivalents invested in money market mutual funds or such other funds or investments as jointly instructed by the Account Parties in writing) until the Escrow Agent has been directed to disburse all or any portion of the Account pursuant to a mediation or arbitration as provided in Article XV, below, or pursuant to an order, decree or judgment of a court of competent jurisdiction.

D. If any dispute is not resolved by the parties hereto within ninety (90) days, the Escrow Agent has the right (but not the obligation) to interplead the Account assets with a court of competent jurisdiction. Upon the successful deposit of Account assets with the court, the Escrow Agent is relieved from any further obligation under this Agreement.

E. The Escrow Agent's reasonable costs and expenses, including, but without limitation, the fees and expenses of its legal counsel incurred in connection therewith shall be payable by the Account Parties as provided in Article XIII, below.

XIII. Compensation. Expenses.

A. The Escrow Agent shall be compensated in accordance with the schedule attached hereto as Exhibit "B" and incorporated herein by reference. The Fee Schedule shall be signed by an Authorized Signer as set forth in Article VI, above.

B. The fees of the Escrow Agent, equal to $5,000, will be paid by the Company prior to the Offering Commencement Date.

C. The obligation of the Account Parties to pay due and payable fees, costs and expenses owing to the Escrow Agent shall survive both the termination of this Agreement and the transactions contemplated hereunder and the resignation or removal of the Escrow Agent.

XIV. Limitation of Liability; Indemnification.

A. The Escrow Agent is not liable for any mistake of fact or error in judgment, or for any acts or omissions of any kind made in good faith and believed by it to be authorized or within the rights or powers conferred by this Agreement. The Escrow Agent is not responsible for any expense, loss, damage or cost ("damages") arising out of or relating to its performance under this Agreement other than those money damages actually incurred by the parties to this Agreement which result directly from the Escrow Agent's gross negligence or willful misconduct. The Escrow Agent is not responsible for the acts or omissions of any other parties, employees or agents (including but not limited to the amount, accuracy, timeliness of delivery or due authorization of any instructions) or the acts or omissions of any other person or entity. The Escrow Agent is not liable for and will be excused from any failure or delay in performing its obligations under this Agreement if: (i) such failure or delay is caused by circumstances beyond the Escrow Agent's reasonable control (including but not limited to legal constraint, emergency conditions, action or inaction of governmental, civil or military authority, fire, labor dispute, war, riot, theft, natural disaster, or equipment failure, or (ii) the Escrow Agent reasonably believed that its action would have violated any law, guideline, rule or regulation of any governmental authority. No such failure or delay will constitute a breach of this Agreement.

B.   The Account Parties, jointly and severally, covenant and agree to indemnify, defend and hold the Escrow Agent, its parent, subsidiaries, affiliates, and their respective directors, officers, employees and agents (the "Indemnified Parties") harmless against any loss, liability, expense, cost, damage, penalty, action or suit, including, without limitation, claims of third parties and the reasonable fees, charges and expenses of Escrow Agent's outside and internal legal counsel, arising out of or in connection with the subject matter of this Agreement, including, without limitation, transactions directly or indirectly related hereto, except that the Escrow Agent is not indemnified against any loss, liability or expense arising out of the Escrow Agent's gross negligence or willful misconduct.

C.   Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

D.   The obligations of the Account Parties to indemnify, defend and hold the Indemnified Parties harmless shall survive both the termination of this Agreement and the transactions contemplated hereunder and the resignation of the Escrow Agent.

XV.   Arbitration; Provisional Remedies.

It is understood and agreed that upon the request of any party to this Agreement, any dispute, claim, or controversy of any kind, whether in contract or in tort, statutory or common law, legal or equitable now existing or hereinafter arising between the parties in any way arising out of, pertaining to or in connection with this Agreement shall be resolved through a two-step dispute resolution process administered by Judicial Arbitration & Mediation Services, Inc. ("J-A-M-S") as follows:

A.   **Step I – Mediation.** At the request of any party to the dispute, claim or controversy, the matter shall be referred to the nearest office of J-A-M-S for mediation; that is, an informal, non-binding conference or conferences between the parties in which a retired judge or justice for the J-A-M-S panel will seek to guide the parties to a resolution of the case.

B.   **Step II – Arbitration.** Should any dispute, claim or controversy remain unresolved at the conclusion of the Step I Mediation Phase, then all such remaining matters shall be resolved by final and binding arbitration before a different judicial panelist, unless the parties shall agree to have the mediator panelist act as arbitrator. The hearing shall be conducted at a location determined by the arbitrator in Los Angeles, California, and shall be administered by and in accordance with the then existing Rules of Practice and Procedure of Judicial Arbitration & Mediation Service, Inc., and judgment upon any award rendered by the arbitrator may be entered by any State or Federal Court having jurisdiction thereof. The arbitrator shall determine which is the prevailing party and shall include in the award that party's reasonable attorney's fees and costs.

As soon as practicable after selection of the arbitrator, the arbitrator or his/her designated representative shall determine a reasonable estimate of anticipated fees and costs of the arbitrator, and render a statement to each party setting forth that party's pro-rata share of said fees and costs. Thereafter, each party shall, within ten (10) days of receipt of the statement, deposit the said sum with the arbitrator. Failure of any party to make such a deposit shall result in a forfeiture by the non-depositing party of their right to

prosecute or defend the claim which is the subject of the arbitration, but shall not otherwise serve to abate, stay or suspend the arbitration proceedings.

C. **Provisional Remedies, Self-Help and Foreclosure.** No provision of, or the exercise of any right(s) under this Article XV, nor any other provision of the dispute resolution provision set forth in this Article XV, shall limit the right of any party to exercise self-help remedies such as set off, to foreclose against any real or personal property collateral, or obtain provisional or ancillary remedies such as injunctive relief or the appointment of a receiver from any court having jurisdiction before, during or after the pendency of any arbitration. The institution and maintenance of an action for provisional remedies, pursuit of provisional or ancillary remedies, or exercise of self help remedies shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration.

D. The Account Parties agree that any of the proceedings under this Article XV shall, for the purposes of Section 47 of the California Civil Code, be a judicial proceeding.

XVI. Waiver of Jury Trial.

THE ACCOUNT PARTIES AND THE ESCROW AGENT EACH SHALL WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES HERETO AGAINST ANY OTHER PARTY OR PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE PARTIES HERETO EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES HERETO FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

XVII. Resignation or Removal.

A. The Escrow Agent may resign upon thirty (30) days' written notice to the Account Parties. Upon expiration of the thirty (30) days' written notice, the Escrow Agent is fully released from any further obligation to perform any duties whatsoever imposed on the Escrow Agent hereunder, except for rendering statements until all Account assets are transferred out of the Account.

B. The Escrow Agent may be removed upon thirty (30) days' written notice from Account Parties to the Escrow Agent.

C. In the event of resignation or removal, a successor shall be appointed by the Account Parties to receive the assets as of the end of the effective date of resignation or removal.

D. In the event the Account Parties fail to appoint a successor within the thirty-day period, the Escrow Agent may pay over, or otherwise deliver the Escrow assets to a court of competent jurisdiction.

XVIII. Modification.

This Agreement shall not be modified or amended except by a written instrument signed by all of the parties hereto.

XIX.   Governing Law.

(a)   This Agreement shall be governed by the laws of the State of California applicable to contracts negotiated and entered into and performed wholly within the State. The parties designate Los Angeles, California, as the exclusive jurisdiction for any dispute arising hereunder, and agree that any such dispute, if not heard as provided for in Article XV, above, shall be heard and determined before an appropriate federal or state court located in Los Angeles, California. The parties acknowledge that such courts have the jurisdiction to hear and determine any such dispute, and the parties hereto waive any and all objections that they may have as to personal jurisdiction or venue in any of such courts.

XX.   Notices; Form.

A.   Unless otherwise agreed to by the parties hereto, all notices required to be given hereunder shall be in writing, shall be sent by national overnight courier service or by certified or registered mail, return receipt requested. Such notices shall be sent to the applicable party or parties at the addresses following their signatures below or to such other address as may be furnished in writing by the parties.

B.   Any such notice shall be deemed to have been received (1) in the case of national overnight courier service, on the next business day after the date sent, and (2) in the case of mail, on the third business day following posting.

C.   Notices to the Escrow Agent shall be in a manner acceptable to the Escrow Agent.

XXI.   Entire Agreement; Severability; Binding Effect.

A.   This Agreement contains the entire agreement of the parties hereto and supersedes any prior or oral agreements among them concerning the subject matter contained herein. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties relating to the subject matter contained in this Agreement which are not fully expressed herein.

B.   If any section, sentence, clause or provision of this Agreement shall for any reason whatsoever be held to be invalid or unenforceable, the invalidity or unenforceability of such section, clause or provision shall not affect any of the remaining provisions of this Agreement.

C.   This Agreement shall inure to the benefit of, and be binding upon, the assigns, successors in interest, personal representatives, estates, heirs, and legatees of each of the parties hereto.

XXII. Representations of the Parties.

Each of the parties hereto hereby represents and warrants that as of the date hereof: (a) it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all such actions have been duly and validly authorized by all necessary proceedings; and (b) this Agreement has been duly authorized, executed and delivered by it, and constitutes a legal, valid and binding agreement of it.

        IN WITNESS HEREOF, the parties have executed this Agreement as of the date first above written.

ACCOUNT PARTIES:

BILLY DEAD, INC.   CIVILIAN CAPITAL, INC.

By: /s/ Charles F. Ryan III   By: /s/ Peter S. McDonnell
NAME: Charles F. Ryan III   NAME: Peter S. McDonnell
TITLE: CEO & CFO   TITLE: CEO
DATE: 8/28/2003   DATE: 8/28/2003

ADDRESS: ADDRESS:
2312 Lorenzo Drive   14 N. Peoria Street
Los Angeles, CA 90036   Chicago, IL 60607

Tel. No.: 323-962-9873   Tel No.: 312-601-8886

FAX No.: 323-843-9299   FAX No.: 312-601-8888

CLEARING FIRM:
COMPUTER CLEARING SERVICES, INC.

By: /s/ Steven S. Worcester   By:
NAME: Steven S. Worcester   NAME:
TITLE: CFO/COO   TITLE:
DATE: 8/28/2003   DATE:

ADDRESS:
801 N Brand Blvd.   Tel No.: 818-242-9333
Glendale, CA 91203
                                                    FAX No.: 818-242-3723

ESCROW AGENT:
BANK OF THE WEST

By: /s/ Karen L. Bishop   By: /s/ Robert P. Cabrere
NAME: Karen L. Bishop   NAME: Robert P. Cabrere
TITLE: Trust Officer   TITLE: Vice President
DATE: 8/8/2003   DATE: 8/8/2003

ADDRESS: Tel No.: 415-965-9878
180 Montgomery St., Suite 400
San Francisco, CA 94104
                                                    FAX No.: 415-986-7985